Growth Is In The Details

Health Care REIT, Inc. Annual Report



2003

Discipline.

During the 33-year history of our Company, the collective efforts of the management team, the Board of Directors and the employees of Health Care REIT, Inc. have remained focused on a disciplined approach to achieving our objectives. Discipline in our underwriting, discipline in our monitoring, discipline in our growth, discipline in our strategy and discipline in our governance. We remain committed to this focus in order to continue to generate solid returns and value to our stockholders.

Corporate Profile

Health Care REIT, Inc. is a self-administered, equity real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. We also invest in specialty care facilities. As of December 31, 2003, skilled nursing and assisted living facilities comprised approximately 92% of the investment portfolio. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

As of December 31, 2003, we had approximately $2.0 billion of net real estate investments, inclusive of credit enhancements, in 328 facilities located in 33 states and managed by 47 different operators. The portfolio included 219 assisted living facilities, 101 skilled nursing facilities and eight specialty care facilities.


60%
32%
8%
Assisted Living
Skilled Nursing
Specialty Care



States in which Health Care REIT, Inc. has facilities

able of Contents

2003 Highlights

- Provided 17.3% compound annual rate of return over 33-year history
- Generated total return of 42% in 2003
- Paid 130th consecutive dividend in November 2003
- Completed record gross new investments of $576 million
- Invested in 98 new facilities
- Surpassed $2.0 billion in total assets
- Raised over $600 million in new capital
- Raised an additional $69 million through enhanced DRIP program
- Expanded line of credit to $310 million
- Achieved across-the-board investment grade credit ratings:
  - Moody's – upgrade to Baa3 in 2003
  - S&P – BBB-
  - Fitch – BBB-
- Grew adjusted FFO per share 7% above 2002 level
- Reduced adjusted FFO payout ratio to 81% in the fourth quarter

Financial Highlights

	Year Ended December 31 (In thousands, except per share data)				
	2003	2002	2001	2000	1999
Operating Data					
Revenues	**$ 201,031**	$ 154,928	$ 121,061	$ 121,513	$ 115,989
Total expenses (1)	**125,288**	91,555	65,281	60,589	46,080
Income from continuing operations	**75,743**	63,373	55,780	60,924	69,909
Discontinued operations, net	**6,997**	4,286	4,769	7,132	5,729
Net income	**82,740**	67,659	60,549	68,056	75,638
Preferred stock dividends	**9,218**	12,468	13,505	13,490	12,814
Preferred stock redemption charge	**2,790**				
Net income available to common stockholders	**$ 70,732**	$ 55,191	$ 47,044	$ 54,566	$ 62,824
Other Data					
Average diluted common shares outstanding	**44,201**	37,301	31,027	28,643	28,384
Funds from operations (2)	**$ 119,463**	$ 96,573	$ 77,531	$ 77,531	$ 78,441
Funds from operations – adjusted (2)	**$ 125,045**	$ 98,871	$ 77,531	$ 77,531	$ 78,441
Per Share Data					
Net income available to common stockholders (diluted)	**$ 1.60**	$ 1.48	$ 1.52	$ 1.91	$ 2.21
Funds from operations (diluted) (2)	**2.70**	2.59	2.50	2.71	2.76
Funds from operations – adjusted (diluted) (2)	**2.83**	2.65	2.50	2.71	2.76
Cash distributions per common share	**2.34**	2.34	2.34	2.335	2.27
Balance Sheet Data					
Net real estate investments	**$ 1,992,446**	$ 1,524,457	$ 1,213,564	$ 1,121,419	$ 1,241,722
Total assets	**2,182,731**	1,594,110	1,269,843	1,156,904	1,271,171
Total debt	**1,013,184**	676,331	491,216	439,752	538,842
Total liabilities	**1,033,052**	696,878	511,973	458,297	564,175
Total stockholders' equity	**1,149,679**	897,232	757,870	698,607	706,996

(1) Effective January 1, 2003, in accordance with FASB Statement No. 145, we reclassified the losses on extinguishments of debt in 2001 and 2002 to income from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4.
(2) The following table represents a reconciliation of net income available to common stockholders and funds from operations (in thousands).

	Year Ended December 31				
	2003	2002	2001	2000	1999
Net income available to common stockholders	**$ 70,732**	$ 55,191	$ 47,044	$ 54,566	$ 62,824
Provision for depreciation	**52,870**	40,350	30,227	22,706	17,885
Loss on investment				2,000	
Loss (gain) on sales of properties	**(4,139)**	1,032	1,250	(1,684)	(703)
Prepayment fees			(990)	(57)	(1,565)
Funds from operations	**119,463**	96,573	77,531	77,531	78,441
Impairment of assets	**2,792**	2,298			
Preferred stock redemption charge	**2,790**				
Funds from operations – adjusted	**$ 125,045**	$ 98,871	$ 77,531	$ 77,531	$ 78,441

Non-GAAP Financial Measure

Funds from operations (FFO) is the generally accepted measure of operating performance for the real estate investment trust industry. We believe that FFO, along with net income and cash flow provided from operating activities, is an important supplemental measure because it provides investors an indication of our ability to service debt, to make dividend payments and to fund other cash needs. We primarily utilize FFO to measure our payout ratio which represents dividends paid per share divided by FFO per diluted share. FFO does not represent net income or cash flow provided from operating activities as determined in accordance with generally accepted accounting principles and should not be considered as an alternative measure of profitability or liquidity. Additionally, FFO, as defined by us, may not be comparable to similarly entitled items reported by other real estate investment trusts or other companies.

In August, the Securities and Exchange Commission (SEC) issued a clarification of Emerging Issues Task Force (EITF) Topic D-42. To implement the clarified accounting pronouncement, our 2003 results reflect a reduction in net income available to common stockholders resulting from a non-cash, non-recurring charge of $2.79 million, or $0.06 per diluted share, due to the redemption of our 8.875% Series B Cumulative Redeemable Preferred Stock. The National Association of Real Estate Investment Trusts (NAREIT) has issued its recommendation that preferred stock redemption charges should not be added back to net income in the calculation of FFO. Although we have adopted this recommendation, we have also disclosed FFO adjusted for the preferred stock redemption charge for enhanced clarity.

In October, NAREIT informed its member companies that the SEC is likely to change its position on certain aspects of the NAREIT FFO definition, including impairment charges. Previously, the SEC accepted NAREIT's view that impairment charges are effectively an early recognition of an expected loss on an impending sale of property and thus should be excluded from FFO similar to other gains and losses on sales. However, the SEC's clarified interpretation is that recurring impairments taken on real property may not be added back to net income in the calculation of FFO. Although we have adopted this interpretation, we have also disclosed FFO adjusted for the impairment charges for enhanced clarity. This modification of FFO does not impact our net income.

Year End Share Price



$40.00
$30.00
$20.00
$10.00
$0.00
$15.13
$16.25
$24.35
$27.05
$36.00
999
2000
2001
2002
2003

Operating Performance



$3.00
$2.00
$1.00
$0.00
999
2000
2001
2002
2003

Net income available to common stockholders per diluted share

Cash distributions per common share

Funds from operations per diluted share — adjusted

Letter to Stockholders

Our last several Annual Reports focused on the strategic positioning of your Company for success throughout the health care and capital markets cycles. We detailed our progress in pursuing our goals of equity REIT status, investment grade ratings and seasoning the portfolio. Having attained our primary goals, we face questions relating to such issues as our growth rate, the optimal size for the Company and our investment policies and criteria. I'll address these issues in my concluding remarks.

Before doing so, let me summarize our 2003 results and developments, reflect on the historic strengths of the Company, discuss our business model and provide our perspective on the health care sector and capital markets. My letter also describes in detail the disciplined day-to-day processes that have enabled your Company to succeed in the long-term care investment arena.



George L. Chapman
Chairman and
Chief Executive Officer

2003 Highlights

2003 was a year of unprecedented performance. The key 2003 metrics include the following:

1. We paid our 130th consecutive dividend to stockholders;
2. A record $500 million of net investments were booked in quality assets, with five new operators, driving total assets over $2.0 billion;
3. "Adjusted" FFO grew by approximately 7% over 2002 FFO resulting in the critical "adjusted" FFO dividend payout ratio decreasing to 83% for 2003 and 81% in 4Q03;
4. Our total stockholder return for 2003 was 42%;
5. We received an investment grade rating from Moody's Investors Service making us investment grade rated by all three nationally recognized rating agencies (Moody's, Standard & Poor's and Fitch); and
6. Our revolving line of credit was increased to $310 million with two new banks joining our line.

Solid Foundation

HCN was formed in 1970 as the first dedicated health care REIT and as a "captive" REIT for a company that ultimately became Health Care and Retirement Corporation of America ("HCR") (now Manor Care). Our founders were also the key executive officers of HCR. Accordingly, from inception, our Company's management team has been deeply grounded in long-term care operations. Moreover, throughout our history, many of our Directors have had a health care background that has allowed them to provide management with enormous industry insight.

During our 33-year history, the Company experienced numerous health care and capital markets cycles. This experience provided management with a seasoned perspective for evaluating investments and operating within the cyclical capital markets. This perspective also contributed to the conservative underwriting and portfolio management that is the Company's hallmark.

We continue to believe that our investment strategy should focus on long-term care investments. Investing in need-driven facilities with a proven, cost-effective platform should continue providing consistent returns to our stockholders. Both skilled nursing and assisted living facilities benefit from the evolution of the health care sector towards the most cost-effective, least institutional setting.

In our 2000 Annual Report, "Performing Successfully on the Waves of Change," I presented the Company's philosophical and operational underpinnings, culminating with the essential elements to long-term care investing:

1. Diversify by operator and location;
2. Monitor continuously and act quickly and decisively when operator problems surface and remain unresolved;
3. Invest based upon relative risk and reward within the long-term care cycle; and
4. Remember that the long-term care sector is not simply real estate – the operator is clearly the driver of value.

Portfolio Management

Even with a solid investment strategy, successful investing must be executed through an effective portfolio management system. We believe that our continuously refined investment process minimizes the possibilities of troublesome investments. Yet, even with the most careful approaches, federal and state reimbursement changes can adversely affect skilled nursing facility investments and overdevelopment of assisted living facilities and retirement centers can affect census and pricing power for an assisted living portfolio. While these extrinsic factors may affect our portfolio, the greatest risk in long-term care investing is operator execution. Caring for the elderly in a cost-effective manner is a challenging, day-to-day business. Losing focus may lead to quality of care issues and cash flow concerns.

To mitigate these risks, we developed a comprehensive proprietary, state-of-the-art management information system – a system now in its fourth generation. Our management information system has four components: 1) origination; 2) underwriting; 3) monitoring; and 4) industry research. We believe these defining capabilities set us apart from the remainder of the health care REIT sector.

Origination The focus of our origination process is to identify investment opportunities that offer FFO accretion, fit within our strategic commitment to asset and operator diversification and meet our investment criteria. Our top flight marketing team, comprised of Chuck Herman, Mike Stephen and Chris Urban, generates investment proposals and negotiates term sheets with operators. Generally, these term sheets define a multi-facility, multi-year relationship with an operator that permits both the operator and the Company to assemble a diverse, strong portfolio.

Underwriting Once the term sheet is executed, the process shifts to the experienced underwriting team that is led by Joe Weisenburger and Chris Simon. We believe that investing requires the separation of the origination and underwriting functions to ensure objectivity. The team evaluates the operator, including its management team, experience and reputation for care, strategy, business plan and credit. As stated in our elements of successful investing, the operator is a critical component in the underwriting process. The underwriting process should identify all benefits and risks in order for management to conclude that the operator has a feasible business plan.

The next stage of the underwriting process focuses on the facility and its market to ensure that HCN's underwriting standards are met. All of the operator's assumptions are tested and independently verified to determine the sustainable cash flow and the resulting facility payment coverage. This process requires financial and valuation analysis, a physical inspection of the asset and a market study that includes a visit to competitive facilities. We have a full-time construction manager, P. J. Johnson, who can be called upon in the event the physical inspection raises any concerns. If this part of the underwriting is completed appropriately, we should have an investment in an asset within a certain market that can be operated successfully.

Upon completion of this process, the transaction moves into the closing process where it undergoes rigorous legal due diligence, including title work, survey, environmental review and appraisal. Our closing and due diligence process is managed by Erin Ibele, our Vice President of Administration, who is in her 19th year with HCN. The due diligence requirements and investment documentation are uniform by design. Any material deviations from our standardized requirements must be approved by our President, Ray Braun, or me.

Monitoring At closing, the process shifts to the monitoring team, led by Rachel Watson. We believe monitoring is a critical component of our success. The primary focus of monitoring is to assess the ability of each investment to sustain the required lease or loan payments. The operator is monitored to evaluate compliance with its business plan with special emphasis on corporate liquidity and quality of care.

We receive monthly financial statements and other operating data on each building in our portfolio. Any variance from our operating benchmarks or significant changes from previous operating performance are reviewed carefully. Conversations with operators occur immediately to ensure that the operator has accurately assessed the problem and has identified the appropriate steps to fix the problem in an acceptable timeframe. By identifying warning signs at an early stage, we are generally able to work constructively with an operator and resolve any difficulties.

To the extent a facility has not met certain requirements, HCN and the operator will work together to form a plan of correction to move the facility back into compliance. Failure to meet the plan of correction generally results in the Company divesting itself of the asset or transferring it to another operator that can execute effectively.

Industry Research The final element in our management information system is industry research, headed by Scott Brinker. By being knowledgeable in identifying trends and uncovering news that may impact operating results, we are able to proactively manage our portfolio as well as develop new investment criteria and asset allocation weightings.

Our Portfolio

Let me now turn to our portfolio and its attributes. Our rigorous culling out of facilities, allocating and reallocating to the strongest operators, has strengthened our portfolio. Moreover, our $1.0 billion of gross new investments during 2002 and 2003 significantly improved our portfolio, adding 148 new facilities with excellent real estate attributes that are operated by 14 new operators. Based upon current facility operating cash flow, we believe that our portfolio investment amounts are substantially below market values.

At year end, the average age of our portfolio was 11 years and the average age of our assisted living portfolio was 7 years. Because of renovations and improvements to facilities, we believe the average economic age of our portfolio is considerably below that of comparable properties in the United States. Our facilities generally are in MSA markets with above average elderly concentration and growth rates. Moreover, most markets have significant legal and practical constraints to future development.

Current Market Conditions

Our success in 2003 was driven in part by improved fundamentals in the skilled nursing and assisted living sectors. Operating results in skilled nursing are largely dependent on reimbursement, occupancy, staffing costs and insurance costs. In comparison to one year ago, the reimbursement environment is more stable. For example, Medicare rates increased by over six percent in October 2003 after decreasing by roughly ten percent the previous year. Similarly, one year ago we were concerned that state budget shortfalls would result in Medicaid rate cuts. However, most states ultimately used other means to balance their budgets, including maximization of federal matching funds and utilization of rainy day funds. The federal government also provided $10 billion of temporary relief to state Medicaid programs. Consequently, the average Medicaid rate in our portfolio increased by roughly four percent. Occupancy is also trending upward. The national average has increased by nearly five percent over the past two years. We believe the increase is due primarily to a decreasing supply of nursing beds and continued growth in the elderly population. Because staffing expenses often represent sixty to seventy percent of total operating costs, the industry has also benefited from reduced nursing turnover and vacancy. Liability insurance costs continue to increase due to the inability to pass federal tort reform. However, we believe that the pace of annual premium increases will moderate because several states have recently enacted caps on non-economic damages. We would note that insurance generally represents less than five percent of total operating expenses and is therefore not the primary driver of operating results.

Operating results in assisted living are largely dependent on occupancy, rates and staffing costs. Momentum in each area is positive. National occupancy is increasing due in large part to reduced new construction. Total assisted living construction in the past two years is less than half of the average annual amount during the mid and late 1990s. Pricing power has also improved. Monthly rates for operators in our portfolio increased five percent over the prior year, which is consistent with national trends. Finally, the assisted living sector has benefited from a decrease in nursing turnover and a decline in the number of unfilled nursing positions. Continued improvement in the fundamentals of the assisted living and skilled nursing sectors should have a positive impact on the Company's performance.

The capital markets have been excellent for the Company as investors continue their preference for yield investments. Moreover, investors are increasingly viewing real estate securities as core components of their portfolios. During the last two years we raised $984 million of attractively priced capital, $484 million of equity and $500 million of debt.

The combination of our excellent capital markets access, together with somewhat limited capital for the long-term care sector, provided us with attractive investment opportunities during the last several years. Beginning in late 2003, capital flows to the assisted living and retirement center sectors improved, resulting in lower cap rates and yield compression. If this trend continues, we may allocate more investment funds to the skilled nursing sector. Reduced investment volume may result as well as we slow our growth awaiting the markets return to equilibrium. Due to these concerns, our guidance to the Street for net investments in 2004 is $200 million, a far cry from the $500 million of net investments in 2003. However, in our judgment, maintaining our investment profile and standards is what has driven our 17.3% total return to our stockholders since inception. That perspective will guide our actions as we see how 2004 unfolds.

Concluding Remarks

Your management team is pleased with our progress over the last several years. The record year of performance in 2003 was particularly gratifying. Yet, there is pressure for continuous growth, whether through facility investments, consolidation with other companies or even expansion into other areas of health care investing.

We are carefully watching the long-term care markets, hoping that ample investment opportunities continue to be available. Growth through consolidation provides an alternative approach with a whole set of additional complexities. I can assure you that we will not become aggressive with investments, either directly or through consolidation.

We also regularly explore the possibility of expanding our focus beyond our core long-term care sector investments. We continue to resist doing so given our belief that the long-term care sector with its need-driven, cost-effective platform is the place to be. However, given the right asset opportunity and the availability of key additions to our management team, we might consider investments in additional types of health care or senior housing assets. We have done so to a very limited extent with investments in specialty care facilities such as stand-alone cardiovascular and orthopedic/neurosurgical hospitals. A major move into any new area would only be undertaken after the most careful preparation and study given the different risk profiles of non-long-term care assets.

All of these global questions are discussed at regular intervals with our Board. The Directors are consummate professionals with deep, broad backgrounds in such areas as health care, real estate and finance. We believe that our Board, which is comprised of eight out of nine non-management Directors, is second to none in the health care REIT sector and one of the best in the REIT arena.

This discussion leads naturally to my next comments. In January 2004, Tom DeRosa replaced our retiring Director, Dick Unverferth. Tom brings a wealth of talent to our Board. Tom had a long and distinguished career in investment banking, primarily with Alex. Brown & Sons, now Deutsche Bank. The last two years were served in Europe as Global Co-Head of the Health Care Group. In 2002, Tom joined The Rouse Company, a REIT engaged in owning and operating office and industrial buildings and large scale community developments, as Vice-Chairman and Chief Financial Officer. His experience will be invaluable to us.

Tom replaces Dick Unverferth, a "founding" Director who retired after serving our Company and stockholders for 32 years. Unfortunately, Dick passed away on February 24, 2004 after a long illness. Dick and his family operated a large agricultural machinery company as well as a company that owned and operated skilled nursing and assisted living facilities. Such a background allowed Dick to contribute greatly to your Company's success. Yet, I believe that Dick's contribution was much greater than that attributable to his industry background and knowledge. In all things, Dick had a quiet confidence that allowed him to listen carefully and offer advice at critical times and then, only after careful reflection. He was a mentor to all, but especially to this management team as we strove to drive the Company to the top of our sector. He will be sorely missed.

On behalf of the management team, I wish to thank you once again, our stockholders, for your support and confidence. We will continue to work diligently to create additional stockholder value.

George L. Chapman
Chairman and Chief Executive Officer
March 15, 2004

Maintaining investor confidence and trust has become increasingly important in today's business environment. Health Care REIT, Inc.'s Board of Directors and management are strongly committed to policies and procedures that reflect the highest level of ethical business practices. Our corporate governance guidelines provide the framework for our business operations and emphasize our commitment to increase stockholder value while meeting all applicable legal requirements.



5.





6.





7.





8.



1. Carolina House of Bluffton
Bluffton, South Carolina
Assisted Living Facility
Operator - Southern Assisted Living, Inc.

2. Life Care Center of Sarasota
Sarasota, Florida
Skilled Nursing Facility
Operator - Life Care Centers of America, Inc.

3. Silverado Senior Living Encinitas
Encinitas, California
Assisted Living Facility
Operator - Silverado Senior Living, Inc.

4. Loyalton at Rancho Solano
Fairfield, California
Assisted Living Facility
Operator - Emeritus Corporation

5. Prestige Assisted Living at Mira Loma
Henderson, Nevada
Assisted Living Facility
Operator - Prestige Care, Inc.

6. Summerville at Kenner
Kenner, Louisiana
Assisted Living Facility
Operator - Summerville Senior Living

7. New Albany Surgical Hospital
New Albany, Ohio
Specialty Care Facility
Operator - Surgical Alliance, LLC

8. McKay Manor
Shelbyville, Indiana
Assisted Living Facility
Operator - Retirement Management, Inc.

A Knowledge of the Market

Our management team is comprised of seven individuals with over 117 years of combined experience in health care and real estate finance. Our eight non-management Directors also provide a wealth of experience derived from diverse backgrounds. Members of management stay connected with the long-term care industry by serving on the boards of industry organizations such as the National Investment Center, the American Seniors Housing Association and the Assisted Living Federation of America. Through relationship investing we are able to maintain close ties with health care operators to provide value-added services and monitor our investments on an ongoing basis. Our management information system contains current regulatory information for every state in which we have a skilled nursing or assisted living facility. We conduct extensive research on current topics in the real estate and health care industries in order to identify industry trends and risks. By leveraging our market knowledge through the tools of experience, technology and research, we have successfully executed our investment strategy of value-added growth.





A Structure Built on Quality

Our organization is focused on identifying quality assets and increasing the value of our real estate over time. Our underwriting procedures are comprehensive, including independent verification of all aspects of an operator's business plan. Our due diligence requirements and documentation are uniform by design and provide a standardization to our process. We use our proprietary, state-of-the-art management information system to monitor payment history, facility profitability, operator liquidity and a range of other indicators of financial performance, enabling us to proactively mitigate payment risk. The result of our efforts is a solid portfolio of quality facilities in strong markets.



Focused Capital Management

Our success is also derived from a commitment to actively managing our capital structure. We have increased stockholder value over the long-term through prudent balance sheet and liquidity management.

We are pleased with our accomplishments during 2003 that served to solidify this structure, including the Moody's investment rating upgrade, the increase in our line of credit and the raising of $69 million through our enhanced DRIP program. In addition, we issued $350 million of senior unsecured notes, including $250 million at 6.01%, and $100 million in series D preferred stock, saving 100 basis points through the redemption of our series B preferred stock. Finally, we streamlined our covenant packages on our senior unsecured notes and lines of credit, to more closely align our covenants with those of other investment grade REITs.



Health Care REIT, Inc. Form 10-K



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003
Commission File No. 1-8923

Health Care REIT, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**34-1096634**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
One SeaGate, Suite 1500, Toledo, Ohio	**43604**
(Address of principal executive office)	*(Zip Code)*

(419) 247-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange
7.875% Series D Cumulative Redeemable Preferred Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months; and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the shares of voting common stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange as of the last business day of the Registrant's most recently completed second fiscal quarter was $1,241,737,000.

As of March 11, 2004, there were 51,098,962 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the annual stockholders' meeting to be held May 6, 2004, are incorporated by reference into Part III.

HEALTH CARE REIT, INC.
2003 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Health Care REIT, Inc., a Delaware corporation, is a self-administered, equity real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. We also invest in specialty care facilities. As of December 31, 2003, long-term care facilities, which include skilled nursing and assisted living facilities, comprised approximately 92% of our investment portfolio. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

As of December 31, 2003, we had $2,003,466,000 of net real estate investments, inclusive of credit enhancements, in 328 facilities located in 33 states and managed by 47 different operators. At that date, the portfolio included 219 assisted living facilities, 101 skilled nursing facilities and eight specialty care facilities.

Our primary objectives are to protect stockholders' capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments from annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest primarily in long-term care facilities managed by experienced operators and diversify our investment portfolio by operator and geographic location.

We anticipate investing in additional health care facilities through operating lease arrangements with, and loans for, qualified health care operators. Capital for future investments may be provided by borrowing under our lines of credit, public offerings or private placements of debt or equity or the incurrence of secured indebtedness.

References herein to "we," "us," "our" or the "Company" refer to Health Care REIT, Inc. and its subsidiaries unless specifically noted otherwise.

Portfolio of Properties

The following table summarizes our portfolio as of December 31, 2003:

Type of Facility	Investments(1) (in thousands)	Percentage of Portfolio	Number of Facilities	Number of Beds/Units	Investment per Bed/Unit(2)	Number of Operators(3)	Number of States(3)
Assisted Living Facilities	$1,196,450	60%	219	14,193	$ 85,391	31	31
Skilled Nursing Facilities	648,354	32%	101	14,256	45,479	18	20
Specialty Care Facilities	158,662	8%	8	1,204	131,779	6	5
Totals	$2,003,466	100%	328	29,653			

(1) Investments include real estate investments and credit enhancements which amounted to $2,000,271,000 and $3,195,000, respectively.

(2) Investment per Bed/Unit was computed by using the total investment amount of $2,018,967,000 which includes real estate investments, credit enhancements and unfunded construction commitments for which initial funding has commenced which amounted to $2,000,271,000, $3,195,000 and $15,501,000, respectively.

(3) We have investments in properties located in 33 states and managed by 47 different operators.

Assisted Living Facilities

An assisted living facility is a special combination of housing, personalized supportive services and health care services designed to meet the needs — both scheduled and unscheduled — of those who need help with activities of daily living. Certain of our assisted living facilities include other care levels, including independent living, dementia care, and nursing services. More intensive medical needs of the resident within assisted living facilities may be provided by home health providers. Assisted living facilities represent less costly and less institutional-like alternatives for the care of the elderly or the frail.

Skilled Nursing Facilities

Skilled nursing facilities provide inpatient skilled nursing and personal care services as well as rehabilitative, restorative and transitional medical services. In some instances, skilled nursing facilities supplement hospital care by providing specialized care for medically complex patients whose conditions require intense medical and therapeutic services, but who are medically stable enough to have these services provided in facilities that are less expensive than acute care hospitals.

Specialty Care Facilities

Our specialty care facilities include acute care hospitals, long-term acute care hospitals and other specialty care hospitals. Acute care hospitals provide a wide range of inpatient and outpatient services including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Other specialty care hospitals provide specialized inpatient and outpatient services for specific illnesses or diseases including, among others, orthopedic, neurosurgical and behavioral care.

Investments

We invest in health care facilities with a primary focus on long-term care facilities, which include skilled nursing and assisted living facilities. We also invest in specialty care facilities. We diversify our investment portfolio by operator and geographic location.

In determining whether to invest in a facility, we focus on the following: (a) the experience of the tenant's or borrower's management team; (b) the historical and projected financial and operational performance of the facility; (c) the credit of the tenant or borrower; (d) the security for the lease or loan; and (e) the capital committed to the facility by the tenant or borrower. We conduct market research and analysis for all potential investments. In addition, we review the value of all facilities, the interest rates and debt service coverage requirements of any debt to be assumed and the anticipated sources for repayment of any debt.

Our investments are primarily real property leased to operators under operating leases and mortgage loans. Construction financing is provided, but only as part of a long-term operating lease or mortgage loan. We typically invest in or finance up to 90% of the stabilized appraised value of a property. Economic terms normally include annual rate increases and fair market value based purchase options in operating leases. Depending upon market conditions, we believe that appropriate new investments will be available in the future with spreads over our cost of capital that will generate appropriate returns to our stockholders. Operating leases and mortgage loans are normally credit enhanced by guaranties and/or letters of credit. In addition, operating leases are typically structured as master leases and mortgage loans are generally cross-defaulted and cross-collateralized with other mortgage loans, operating leases or agreements between us and the operator and its affiliates.

At December 31, 2003, 80% of our owned real property was subject to master leases. A master lease is a lease of multiple facilities from us to one tenant entity under a single lease agreement. From time to time, we may acquire additional facilities that are then leased to the tenant under the master lease. The tenant is required to make one monthly payment that represents rent on all the properties that are subject to the master lease. Typically, the master lease tenant can exercise its right to purchase the facilities or to renew the master lease only with respect to all leased facilities at the same time. This "bundling" feature benefits us because the tenant cannot limit the purchase or renewal to the better performing facilities and terminate the leasing arrangement with respect to the poorer performing facilities. This spreads our risk among the entire group of facilities within the master lease. The bundling feature may provide a similar advantage if the master lease tenant is in bankruptcy. Subject to certain restrictions, a debtor in bankruptcy has the right to assume or reject each of its leases. It is our intent that a tenant who is in bankruptcy would be required to assume or reject the master lease as a whole, rather than making the decision on a facility by facility basis.

We monitor our investments through a variety of methods determined by the type of health care facility and operator. Our monitoring process includes review of monthly financial statements for each facility, quarterly review of operator credit, annual facility inspections and review of covenant compliance relating to licensure, real estate taxes, letters of credit and other collateral. In monitoring our portfolio, our personnel use a proprietary database to collect and analyze facility-specific data. Additionally, we conduct extensive research to ascertain industry trends and risks.

Through monitoring and research, we evaluate the operating environment in each facility's market to determine whether payment risk is likely to increase. When we identify unacceptable levels of payment risk, we seek to mitigate, eliminate or transfer the risk. We typically categorize the risk as operator, facility or market risk. For operator risk, we typically find a substitute operator to run the facility. For facility risk, we usually work with the operator to institute facility level management changes to address the risk. Finally, for market risk, we often encourage an operator to change its capital structure, including refinancing or raising additional equity. Through these monitoring and research efforts, we are typically able to intervene at an early stage and address payment risk, and in so doing, support both the collectibility of revenue and the value of our investment.

Operating Leases

Each facility, which includes the land, buildings, improvements and related rights, owned by us is leased to an operator pursuant to a long-term operating lease. As discussed above, most of our leased properties are subject to master leases. The leases generally have a fixed term of seven to 15 years and contain one or more five to 15-year renewal options. Each lease is a net lease requiring the tenant to pay rent and all additional charges incurred in the operation of the leased property. The tenants are required to repair, rebuild and maintain the leased properties.

The net value of our completed leased properties aggregated approximately $1,726,836,000 at December 31, 2003. Operating lease income generally includes base rent payments plus fixed annual rent increases, which are generally recognized on a straight-line basis over the minimum lease period. This lease income is greater than the amount of cash received during the first half of the lease term. In some instances (representing approximately 21% of real property), the leases provide for additional payment of rent if the gross operating revenues from the property exceed a predetermined threshold. Revenues are not recognized until these thresholds have been met. Rents, as recognized using the straight-line method where applicable, on the original lease basis of our completed leased properties are approximately 11.5% per annum on average at December 31, 2003. Our rental yield from leases depends upon a number of factors, including the initial rent charged, up-front fees, any rental adjustments and, in some cases, facility-level revenue. The base rents for the renewal periods are generally fixed rents set at the greater of a minimum agreed upon rate of return or a spread above the Treasury yield for the corresponding period, generally with a floor of the prior year's rate of return plus the annual increaser.

We currently provide for the construction of facilities for the tenants as part of long-term operating leases. We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized. We also typically charge a transaction fee at the commencement of construction. The construction period commences upon funding and terminates upon the earlier of the completion of the applicable facility or the end of a specified period, generally 12 to 18 months. During the construction period, we advance funds to the operator in accordance with agreed upon terms and conditions which require, among other things, a site visit by a Company representative prior to the advancement of funds. During the construction period, we generally require additional credit enhancement in the form of payment and performance bonds and/or completion guaranties. At December 31, 2003, we had outstanding construction financings of $14,865,000 ($14,701,000 for leased properties and $164,000 for construction loans) and were committed to providing additional financing of approximately $15,501,000 to complete construction.

Mortgage Loans

Our investments in mortgage loans are typically structured to provide us with interest income, principal amortization and transaction fees and are generally secured by a first or second mortgage lien or leasehold mortgage.

At December 31, 2003, the interest rates averaged approximately 11.1% per annum on our outstanding mortgage loan balances. Our yield on mortgage loans depends upon a number of factors, including the stated interest rate, average principal amount outstanding during the term of the loan and any interest rate adjustments.

The mortgage loans made through December 31, 2003, are generally subject to three to 20-year terms with principal amortization schedules and/or balloon payment of the outstanding principal balance at the end of the term. Generally, the mortgage loans provide three to eight years of prepayment protection.

Working Capital Loans

Working capital loans are short-term loans made to operators of facilities and are typically either secured and/or guaranteed. These instruments have terms ranging from three months to ten years. At December 31, 2003, the average interest rates (excluding any loans on non-accrual) were approximately 10.7% per annum on our outstanding working capital loan balances. At December 31, 2003, we had provided working capital loans to nine operators.

Subdebt Investments

Subdebt investments are loans made to operators of facilities and are generally secured by the operator's leasehold rights and corporate guaranties. Generally, these instruments are for four to seven-year terms. At December 31, 2003, the average interest rates were approximately 12.0% per annum on our outstanding subdebt investment balances. At December 31, 2003, we had provided subdebt financing to five operators.

Equity Investments

We had an investment in Atlantic Healthcare Finance L.P., a property group that specializes in the financing, through sale and leaseback transactions, of nursing and care homes located in the United Kingdom. This investment was accounted for under the equity method of accounting because we had the ability to exercise significant influence, but not control, over the company due to our 31% ownership interest. In October 2003, we sold our investment in Atlantic Healthcare Finance L.P. generating a net gain of $902,000.

Other equity investments, which consist of investments in private and public companies for which we do not have the ability to exercise influence, are accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. For investments in public companies that have readily determinable fair market values, we classify our equity investments as available-for-sale and, accordingly, record these investments at their fair market values with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity. These investments represent a minimal ownership interest in these companies.

Borrowing Policies

We may incur long-term indebtedness through public offerings or private placements. For short-term purposes, we may, from time to time, obtain lines of credit or other short-term borrowings from banks or others. When terms are deemed favorable, we may invest in properties subject to existing mortgage indebtedness. In addition, we may obtain financing for unleveraged properties in which we have invested or may refinance properties acquired on a leveraged basis. Under documents pertaining to existing indebtedness, we are subject to various restrictions with respect to secured and unsecured indebtedness.

Major Operators

The following table summarizes certain information about our operator concentrations as of December 31, 2003 (dollars in thousands):

	Number of Facilities	Total Investment(1)	Percent of Investment(2)
Concentration by investment:			
Emeritus Corporation	30	$ 232,018	12%
Southern Assisted Living, Inc.	46	211,633	11%
Commonwealth Communities L.L.C.	14	200,127	10%
Home Quality Management, Inc.	25	143,113	7%
Life Care Centers of America, Inc.	17	120,810	6%
Remaining Operators (42)	196	1,095,765	54%
Totals	328	$2,003,466	100%

	Number of Facilities	Total Revenues(3)	Percent of Revenue(4)
Concentration by revenue:			
Commonwealth Communities L.L.C.	14	$ 26,592	13%
Home Quality Management, Inc.	25	14,886	7%
Life Care Centers of America, Inc.	17	14,525	7%
Merrill Gardens L.L.C.	12	14,397	7%
Alterra Healthcare Corporation	45	14,293	7%
Remaining Operators (42)	215	122,221	59%
Totals	328	$206,914	100%

(1) Investments include real estate investments and credit enhancements which amounted to $2,000,271,000 and $3,195,000, respectively.

(2) Investments with our top five operators comprised 45% of total investments at December 31, 2002.

(3) Revenues include gross revenues and revenues from discontinued operations for the year ended December 31, 2003.

(4) Revenues from our top five operators were 43% and 40% for the years ended December 31, 2002 and 2001, respectively.

Competition

We compete with other real estate investment trusts, real estate partnerships, banks, insurance companies, finance companies, government sponsored agencies, tax and tax-exempt bond funds and other investors in the acquisition, leasing and financing of health care facilities. We compete for investments based on a number of factors including rates, financings offered, underwriting criterion and reputation. The operators of our facilities compete on a local and regional basis with operators of facilities that provide comparable services. Operators compete for patients and residents based on a number of factors including quality of care, reputation, physical appearance of facilities, services offered, family preferences, physicians, staff and price.

Employees

As of December 31, 2003, we employed 34 full-time employees.

Certain Government Regulations

Health Law Matters — Generally

We invest in assisted living, skilled nursing and specialty care facilities, which represent approximately 60%, 32% and 8%, respectively, of our investments at December 31, 2003.

Typically, operators of assisted living facilities do not receive significant funding from governmental programs and are regulated by the states, not the federal government. Operators of skilled nursing and specialty care facilities are subject to federal and state laws that regulate the type and quality of the medical and/or nursing care provided, ancillary services (e.g., respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, distribution of pharmaceuticals, reimbursement and rate setting and operating policies. In addition, as described below, some of our facility operators are subject to extensive laws and regulations pertaining to health care fraud and abuse, including kickbacks, physician self-referrals and false claims.

Licensing and Certification

The primary regulations that affect assisted living facilities are the states' licensing laws. In granting and renewing these licenses, the regulatory authorities consider numerous factors relating to a facility's physical plant and operations including, but not limited to, admission and discharge standards and staffing and training. A decision to grant or renew a license is also affected by a facility's record with respect to consumer rights and medication guidelines and rules.

Generally, our skilled nursing and specialty care facilities are required to be licensed on an annual or bi-annual basis and to be certified for participation in the Medicare and Medicaid programs. These facilities are subject to audits and surveys by various regulatory agencies that determine compliance with federal, state and local laws. The failure of our facility operators to maintain or renew any required license or regulatory approval or serious survey deficiencies could prevent them from continuing operations at a property. In addition, if a facility is found out of compliance with the conditions of participation in Medicare, Medicaid or other health care programs, or if a facility is otherwise excluded from those programs, the facility may be barred from participation in government reimbursement programs. Any of these occurrences may impair the ability of our operators to meet their obligations to us. If we have to replace a facility operator, our ability to replace the operator may be affected by federal and state rules and policies governing changes in control. Under current Medicare and Medicaid rules and regulations and provider contracts, a successor operator that assumes an existing provider agreement will typically be subject to certain liabilities of the previous operator, including overpayments, terms under any existing plan of correction and possibly sanctions and penalties. If a successor operator chooses to apply for a new Medicare and/or Medicaid provider agreement, the successor operator may experience interruptions and delays in reimbursement during the processing of its application for a new provider agreement or its application may not be approved. This may result in payment delays, an inability to find a replacement operator, a significant working capital commitment from us to a new operator or other difficulties.

Reimbursement

Assisted Living Facilities. Approximately 57% of our revenues for the year ended December 31, 2003, were attributable to assisted living facilities. The majority of the revenues received by the operators of our assisted living facilities are from private pay sources. The remaining revenue source is primarily Medicaid waiver programs. Forty-one states currently have such programs, which allow Medicaid recipients to use benefits for alternatives to skilled nursing such as assisted living and home health. The National Academy for State Health Policy reports that Medicaid waiver programs serve about 102,000 residents in assisted living or residential care settings. At December 31, 2003, 12 of our 31 assisted living operators utilized Medicaid waivers. For the year ended December 31, 2003, approximately 5% of the revenues at our assisted living facilities were from Medicaid reimbursement.

Rates paid by self-pay residents are set by the facilities and are largely determined by local market conditions and operating costs. Generally, facilities receive a higher payment per day for a private pay resident than for a Medicaid beneficiary who requires a comparable level of care. The level of Medicaid reimbursement varies from state to state, but rarely includes reimbursement for room and board. Thus, the revenues generated by operators of our assisted living facilities may be adversely affected by payor mix, acuity level and changes in Medicaid eligibility and reimbursement levels. Changes in revenues could in turn have a material adverse effect on an operator's ability to meet its obligation to us.

Skilled Nursing Facilities and Specialty Care Facilities. Skilled nursing and specialty care facilities typically receive most of their revenues from Medicare and Medicaid, with the balance representing private pay, including private insurance. Consequently, skilled nursing and specialty care facilities rely heavily on government reimbursement. Changes in federal or state reimbursement policies, including changes in payment rates as a result of federal or state regulatory action, or payment delays by fiscal intermediaries may also adversely affect an operator's ability to cover its expenses, including our rent or debt service. Skilled nursing and specialty care facilities are subject to periodic pre- and post-payment reviews and other audits by federal and state authorities. A review or audit of claims against a facility operator could result in recoupments, denials or delays of payments in the future, which could have a material adverse effect on the operator's ability to meet its obligations to us. Due to the significant judgments and estimates inherent in payor settlement accounting, no assurance can be given as to the adequacy of any reserves maintained by our facility operators for potential adjustments to reimbursements for payor settlements. Due to budgetary constraints, governmental payors may limit or reduce payments to skilled nursing and specialty care facilities. As a result of government reimbursement programs being subject to such budgetary pressures and legislative and administrative actions, an operator's ability to meet its obligations to us may be significantly impaired.

Medicare Reimbursement and Skilled Nursing Facilities. For the year ended December 31, 2003, approximately 28% of the revenues at our skilled nursing facilities (which comprised 37% of our revenues for the year ended December 31, 2003) were from Medicare reimbursement. In an effort to reduce federal spending on health care, the Balanced Budget Act of 1997 ("BBA") contained extensive changes to the Medicare and Medicaid programs intended to reduce the projected payments under these programs. The BBA fundamentally altered Medicare payment methodologies for skilled nursing facilities by mandating the institution of the skilled nursing facility prospective payment system. This system differs significantly from the prior cost-based reimbursement system. Among other things, it sets per diem rates based on 1995 cost reports as adjusted by a variety of factors, including, but not limited to, costs associated with 44 resource utilization group categories ("RUGs"). The payments received under the skilled nursing facility prospective payment system cover services for Medicare patients, including all ancillary services, such as respiratory, physical, and occupational therapy and certain covered medications. The skilled nursing facility prospective payment system caused Medicare per diem reimbursement for skilled nursing facility services to decrease. The reductions in Medicare payments resulted in immediate financial difficulties for skilled nursing facilities and caused a number of operators to seek bankruptcy protection.

Since the BBA's passage in 1997, the federal government has passed legislation to lessen the negative financial impact from the prospective payment system. For example, under the Balanced Budget Refinement Act of 1999 ("BBRA") and the Benefits Improvement and Patient Protection Act of 2000 ("BIPA"), some of the mandatory reductions in Medicare payment increases were reversed or delayed, and skilled nursing facilities received temporary payment increases. BBRA included two key provisions: [i] a 20% increase for 15 of the RUGs and [ii] a 4% across-the-board increase to the federal per diem rate. The 20% increase was implemented in April 2000 and will remain in effect until the implementation of refinements in the current RUG case-mix classification system. The 4% increase was implemented in April 2000 and expired on September 30, 2002. BIPA also included two key provisions: [i] a 16.66% increase in the nursing component of the federal per diem rate and [ii] a 6.7% increase in the 14 RUG payments for rehabilitation therapy services. The 16.66% increase was implemented in April of 2001 and expired on September 30, 2002. The 6.7% increase is an adjustment to the 20% increase granted in BBRA and spreads the funds directed at three of those 15 RUGs to an additional 11 rehabilitation RUGs. This increase was implemented in April 2001 and will remain in effect until the implementation of refinements in the current RUG case-mix classification system. The 4% and 16.66% increases that expired on September 30, 2002 decreased annual reimbursement by roughly $1.8 billion. Although the Centers for Medicare and Medicaid Services ("CMS") did not implement RUG refinements for fiscal year 2004, annual reimbursement will be reduced by roughly $1.0 billion if the new case-mix system is implemented in the future. There is no assurance that the new case-mix classification will account for this reduction so that nursing facilities are not adversely affected.

Skilled nursing facilities received a 2.6% inflation basket increase in Medicare payments for federal fiscal year 2003, which resulted in roughly $400 million in additional reimbursement. In addition, CMS did not refine the existing RUG classification system for fiscal year 2003 or fiscal year 2004, resulting in roughly $1.0 billion of additional annual reimbursement remaining in place. For fiscal year 2004, Congress approved a 3.0% market basket increase and CMS approved a 3.26% increase to the Medicare market basket update to correct for historical errors in the inflation formula. The result of the two separate inflationary updates is an addition of over $850 million to Medicare reimbursement in fiscal year 2004. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 imposed a moratorium on the therapy caps for Part B outpatient rehabilitation services through December 31, 2005. The therapy caps were mandated by the BBA. If ever imposed, the annual payment cap would apply twice. A $1,590 cap per patient applies to occupational therapy and a second $1,590 cap applies to physical and speech therapy combined. Patients exceeding the cap would need to use private funds to pay for the cost of additional therapy.

Medicare Reimbursement and Specialty Care Facilities. For the year ended December 31, 2003, approximately 42% of the revenues at our specialty care facilities (which comprised 6% of our revenues for the year ended December 31, 2003) were from Medicare. Our specialty care facilities generally are reimbursed by Medicare under either the diagnosis related group/outpatient prospective payment system reimbursement methodology for regular hospitals, or the new prospective payment system for inpatient rehabilitation facilities. Our acute care hospitals provide a wide range of inpatient and outpatient services including, but not limited to, surgery, rehabilitation, therapy and clinical laboratories. Our long-term acute care hospitals provide inpatient services for patients with complex medical conditions that require more intensive care, monitoring or emergency support than that available in most skilled nursing facilities. Some of our other specialty care hospitals provide specialized inpatient and outpatient services for specific illnesses or diseases including, among others, orthopedic, neurosurgical and behavioral care services.

With respect to Medicare's diagnosis related group/outpatient prospective payment system methodology for regular hospitals, reimbursement for inpatient services is on the basis of a fixed, prospective rate based on the principal diagnosis of the patient. Diagnoses are grouped into more than 500 diagnosis related groups. In some cases, a hospital might be able to qualify for an outlier payment if the hospital's charges exceed a threshold. CMS has revised its outlier methodology in response to allegations that some hospitals increased their outlier reimbursement by substantially increasing charges. Under the revisions, outlier reimbursement for all hospitals is expected to decline. In addition, the government is evaluating the past practices of hospitals relating to outlier payments. If any of the operators of our specialty care facilities were found to have substantially increased charges in an attempt to increase outlier payments, there is a risk that such operators could be investigated and required to refund a portion of outlier payments received plus possible penalties.

Congress has limited increases in diagnosis related groups or outpatient prospective payment system payments. These limited increases may not be sufficient to cover specialty care facilities' increasing costs of providing care. Failure to increase reimbursement to cover increased costs, or reductions or freezes in payment rates, will have an adverse impact on operators of our specialty care facilities.

The BBA, as amended by BBRA and BIPA, also authorized the development of a prospective payment system for inpatient rehabilitation facilities, including freestanding rehabilitation hospitals and rehabilitation units of acute care hospitals. The inpatient rehabilitation facility prospective payment system methodology replaces the reasonable cost-based payment system.

Under the final regulations that implemented the inpatient rehabilitation facility prospective payment systems, rehabilitation hospitals are required to complete a patient assessment instrument upon admission and discharge for all Medicare Part A fee-for-service patients who are already inpatients or who are admitted or discharged on or after January 1, 2002. Based on the data received from the inpatient rehabilitation facility patient assessment instrument, each patient is placed into a case-mix group. Each case-mix group is a functional-related group determined by distinguishing classes of inpatient rehabilitation facility patient discharges on the basis of impairment, age, co-morbidities, functional capability of the patient and other factors the Medicare program deems appropriate to improve the explanatory power of functional independence measure function related groups. The case mix group determines the base payment rate for the Medicare-covered Part A services furnished by the inpatient rehabilitation facility during the beneficiary's episode of care. Inpatient rehabilitation facility prospective payment system rates encompass the inpatient capital costs and operating costs, including routine and ancillary costs, of furnishing covered rehabilitation services. Other indirect operating costs (including, among other things, bad debts, approved educational activities and non-physician anesthetist's services) are not included. Payment rates are calculated using relative weights to account for variations in resource needs in case mix groups.

Pursuant to the BBA, as amended by BBRA and BIPA, payments during fiscal years 2001 and 2002 were budget neutral with payments for fiscal year 2001 equaling 98% of the amount of payments that would have been paid if the inpatient rehabilitation facility prospective payment system had not been enacted and 100% for fiscal year 2002. For cost reporting periods beginning on or after October 1, 2002, payment is based solely on the adjusted federal prospective payment.

The ability of our operators to adjust to the shift from reasonable cost reimbursement to an inpatient rehabilitation facility prospective payment system will impact the cash flow of these facilities. Failure to control costs or manage the care provided under the inpatient rehabilitation facility prospective payment system would have an adverse impact on our operators' ability to meet their obligations to us.

Medicaid Reimbursement. Medicaid is a major payor source for residents in our skilled nursing and specialty care facilities. For the year ended December 31, 2003, approximately 54% of the revenues of our skilled nursing facilities and 38% of the revenues of our specialty care facilities were attributable to Medicaid payments. The federal government and the states share responsibility for financing Medicaid. The federal matching rate, known as the Federal Medical Assistance Percentage ("FMAP"), varies between 50% and 77% by state based on relative per capita income. Medicaid is typically the second largest item in state budgets after elementary and secondary education. On average, the Congressional Budget Office reports that Medicaid long-term care expenditures represent about three-eighths of total Medicaid expenditures. However, the percentage of Medicaid dollars used for long-term care varies dramatically from state to state due to different ratios of elderly population and eligibility requirements. States have a wide range of discretion to determine specific reimbursement methodologies. Currently, some state Medicaid programs use a cost-based reimbursement system in which the rate that a facility receives may be based on the costs it historically incurred in providing patient care. Reasonable costs typically include allowances for administrative and general costs and costs of property and equipment (e.g., depreciation and fair rental). Many Medicaid programs compute a per diem rate of reimbursement that is applied prospectively. Certain states provide for efficiency incentives, subject to cost ceilings. Many of these programs are subject to retrospective adjustment under which a facility operator might be required to refund payments that exceed incurred costs.

In most states, Medicaid does not fully reimburse the cost of providing skilled nursing services. The shortfall is due in part to the BBA, which repealed the Boren Amendment. The Boren Amendment required states to fund Medicaid expenditures in an amount that was sufficient to cover the reasonable costs of an efficient provider. Consequently, Medicaid funding is vulnerable to state balanced budget requirements. Due to declining tax revenues, some states are attempting to slow the rate of growth in Medicaid expenditures by freezing rates or restricting eligibility and benefits. States will benefit from a temporary increase in the FMAP from July 1, 2003 through September 30, 2004. The Jobs and Growth Tax Relief Reconciliation Act of 2003 included a $10 billion increase in the FMAP for Medicaid. States in which we have skilled nursing facility investments increased their per diem Medicaid rates 4% on average for fiscal year 2004. Despite the temporary federal funding relief and the budgeted rate increases, rates for specific services and eligibility may decline if revenues are not sufficient to fund budgeted expenditures.

The reimbursement methodologies applied to health care facilities continue to evolve. Federal and state authorities have considered and may seek to implement new or modified reimbursement methodologies that may negatively impact health care facility operations. The impact of any such change, if implemented, may result in a material adverse effect on our skilled nursing and specialty care facility operations. No assurance can be given that current revenue sources or levels will be maintained. Accordingly, there can be no assurance that payments under a government reimbursement program are currently or will, in the future, be sufficient to fully reimburse the facility operators for their operating and capital expenses. As a result, the operators' ability to meet their obligations to us could be adversely impacted.

Other Related Laws

Skilled nursing and specialty care facilities (and assisted living facilities that receive Medicaid payments) are subject to federal, state and local laws and regulations (including those laws and regulations prohibiting fraud and abuse), which govern the operations and financial and other arrangements that may be entered into by health care providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by governmental programs. Other laws require providers to furnish only medically necessary services and submit to the government valid and accurate statements for each service. Still other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed facility and the quality of care provided. Sanctions for violation of these laws and regulations may include, but are not limited to, criminal and/or civil penalties and fines and a loss of licensure and immediate termination of governmental payments. In certain circumstances, violation of these rules (such as those prohibiting abusive and fraudulent behavior) with respect to one facility may subject other facilities under common control or ownership to sanctions, including disqualification from participation in the Medicare and Medicaid programs. In the ordinary course of its business, a facility operator is regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations.

Each skilled nursing and specialty care facility (and any assisted living facility that receives Medicaid payments) is subject to the federal anti-kickback statute which generally prohibits persons from offering, providing, soliciting or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service, for which payment may be made under a federal health care program such as the Medicare and Medicaid programs. Skilled nursing and specialty care facilities are also subject to the federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on physician self-referrals and submission of claims apply to state Medicaid programs. Further, skilled nursing and specialty care facilities (and assisted living facilities that receive Medicaid payments) are subject to substantial financial penalties under the Civil Monetary Penalties Act and the False Claims Act and, in particular, actions under the False Claims Act's "whistleblower" provisions. Private enforcement of health care fraud has increased due in large part to amendments to the False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits by private individuals, known as qui tam actions, may be filed by almost anyone, including present and former patients and nurses and other employees. Prosecutions, investigations or qui tam actions could have a material adverse effect on a facility operator's liquidity, financial condition and results of operations which could adversely affect the ability of the operator to meet its obligations to us. Finally, various state false claim and anti-kickback laws also may apply to each facility operator. Violation of any of the foregoing statutes can result in criminal and/or civil penalties that could have a material adverse effect on the ability of an operator to meet its obligations to us.

The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, greatly expanded the definition of health care fraud and related offenses and broadened its scope to include private health care plans in addition to government payors. It also greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General of the Department of Health and Human Services to audit, investigate and prosecute suspected health care fraud.

Additionally, the administrative simplification provisions of this law provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, health care providers must undergo significant operational and technical changes, and these modifications may represent significant costs for our health care providers. These additional costs may, in turn, adversely affect the ability of our operators to meet their obligations to us.

Finally, government investigation and enforcement of health care laws has increased dramatically over the past several years and is expected to continue. Some of these enforcement actions represent novel legal theories and expansions in the application of false claims laws. For example, there have been a number of complaints filed and settlements entered into by the United States Attorneys Office in the Eastern District of Pennsylvania alleging that the failure to meet certain conditions of participation renders claims for the care false on the theory that inadequate care was provided. The costs for an operator of a health care facility associated with both defending such enforcement actions and the undertakings in settlement agreements can be substantial and could have a material adverse effect on the ability of an operator to meet its obligations to us.

Taxation

Federal Income Tax Considerations

The following summary of the taxation of the Company and the material federal tax consequences to the holders of our stock is for general information only and is not tax advice. The tax treatment of our stockholders will depend on a stockholder's particular situation, and this summary only applies to you to the extent that you hold our stock as a capital asset. This discussion does not deal with special tax situations such as those relating to insurance companies, financial institutions or broker-dealers.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any U.S. state or local income or foreign income or other tax consequences. This summary is based on current U.S. federal income tax law. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of our stock as set forth in this summary. Before you purchase our stock, you should consult your own tax advisor regarding the particular U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and selling our stock.

General

We elected to be taxed as a real estate investment trust (or REIT) commencing with our first taxable year. We intend to continue to operate in such a manner as to qualify as a REIT, but there is no guaranty that we will qualify or remain qualified as a REIT for subsequent years. Qualification and taxation as a REIT depends upon our ability to meet a variety of qualification tests imposed under federal income tax law with respect to income, assets, distribution level and diversity of share ownership and discussed below under "— Qualification as a REIT." There can be no assurance, however, that we will be owned or organized in a manner so as to qualify or remain qualified as a REIT.

In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to stockholders. We may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. If we elect to retain and pay income tax on our net long-term capital gain, stockholders are required to include their proportionate share of our undistributed long-term capital gain in income, but they will receive a refundable credit for their share of any taxes paid by us on such gain.

Despite the REIT election, we may be subject to federal income and excise tax as follows:

- to the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates;
- we may be subject to the "alternative minimum tax" on certain items of tax preference to the extent that tax exceeds our regular tax;
- if we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income;
- any net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than dispositions of foreclosure property and dispositions of property due to an involuntary conversion) will be subject to a 100% tax;
- if we fail to satisfy either the 75% or 95% gross income tests (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amounts by which we failed the 75% or 95% test, multiplied by (2) a fraction intended to reflect our profitability;
- if we fail to distribute during each year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year (other than capital gain that we elect to retain and pay tax on) and (3) any undistributed taxable income from preceding periods, we will be subject to a 4% excise tax on the excess of such required distribution over amounts actually distributed; and
- we will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest paid to us by any of our "taxable REIT subsidiaries" that would be reduced through reapportionment under certain federal income tax principles in order to more clearly reflect income of the taxable REIT subsidiary. See "— Qualification as a REIT — Investments in Taxable REIT Subsidiaries."

If we acquire any assets from a corporation which is or has been a "C" corporation in a carryover basis transaction, we could be liable for specified liabilities that are inherited from the "C" corporation. A "C" corporation is generally defined as a corporation that is required to pay full corporate level federal income tax. If we recognize gain on the disposition of such assets during the 10-year period beginning on the date on which such assets were acquired by us, then to the extent of such assets' "built-in gain" (i.e., the excess of the fair market value of such asset over the adjusted tax basis in such asset, in each case determined as of the beginning of the 10-year period), we will be subject to tax on such gain at the highest regular corporate rate applicable. The results described in this paragraph with respect to the recognition of built-in gain assume that the built-in gain assets, at the time such built-in gain assets were subject to a conversion transaction where a "C" corporation elected REIT status or a REIT acquired such assets from a "C" corporation, were not treated as sold to an unrelated party and that no gain was recognized.

Qualification as a REIT

A REIT is defined as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the federal income tax law relating to REITs;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons in each taxable year of the REIT except for its first taxable year;

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, excluding its first taxable year, directly or indirectly, by or for five or fewer individuals (which includes certain entities) (the "Five or Fewer Requirement"); and

(7) which meets certain income and asset tests described below.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

Based on publicly available information, we believe we have satisfied the share ownership requirements set forth in (5) and (6) above. In addition, Article VI of our Amended and Restated By-Laws provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.

We have complied with, and will continue to comply with, regulatory rules to send annual letters to certain of our stockholders requesting information regarding the actual ownership of our stock. If despite sending the annual letters, we do not know, or after exercising reasonable diligence would not have known, whether we failed to meet the Five or Fewer Requirement, we will be treated as having met the Five or Fewer Requirement. If we fail to comply with these regulatory rules, we will be subject to a monetary penalty. If our failure to comply was due to intentional disregard of the requirement, the penalty would be increased. However, if our failure to comply were due to reasonable cause and not willful neglect, no penalty would be imposed.

We may own a number of properties through wholly owned subsidiaries. A corporation will qualify as a "qualified REIT subsidiary" if 100% of its stock is owned by a REIT and the REIT does not elect to treat the subsidiary as a taxable REIT subsidiary. A "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities and items of income, deductions and credits of a "qualified REIT subsidiary" will be treated as assets, liabilities and items (as the case may be) of the REIT. A "qualified REIT subsidiary" is not subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of our total assets, as described below under "— Asset Tests."

If we invest in a partnership, a limited liability company or a trust taxed as a partnership or as a disregarded entity, we will be deemed to own a proportionate share of the partnership's, limited liability company's or trust's assets. Likewise, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income will retain the same character in our hands as it has in the hands of the partnership, limited liability company or trust. These "look-through" rules apply for purposes of the income tests and assets tests described below.

Income Tests. There are two separate percentage tests relating to our sources of gross income that we must satisfy for each taxable year.

- at least 75% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from "rents from real property," other income from investments relating to real property or mortgages on real property or certain income from qualified temporary investments; and

- at least 95% of our gross income (excluding gross income from certain sales of property held primarily for sale) must be directly or indirectly derived each taxable year from any of the sources qualifying for the 75% test and from dividends (including dividends from taxable REIT subsidiaries), interest, gain from the sale or disposition of stock securities and payments to us under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by us to hedge indebtedness incurred or to be incurred.

Rents received by us will qualify as "rents from real property" for purposes of satisfying the gross income tests for a REIT only if several conditions are met:

- the amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales;
- rents received from a tenant will not qualify as rents from real property if the REIT, or an owner of 10% or more of the REIT, also directly or constructively owns 10% or more of such tenant, unless the tenant is our taxable REIT subsidiary and certain other requirements are met with respect to the real property being rented;
- if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property;" and
- for rents to qualify as rents from real property, we generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an "independent contractor" from whom we derive no income, except that we may directly provide services that are "usually or customarily rendered" in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

For taxable years beginning after August 5, 1997, a REIT has been permitted to render a de minimis amount of impermissible services to tenants and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. Furthermore, impermissible services may be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and we may still treat rents received with respect to the property as rent from real property.

The term "interest" generally does not include any amount if the determination of such amount depends in whole or in part on the income or profits of any person, although an amount generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are eligible for relief. These relief provisions will be generally available if:

- our failure to meet such tests was due to reasonable cause and not due to willful neglect;
- we attach a schedule of the sources of our income to our return; and
- any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not now possible to determine the circumstances under which we may be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which we failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect our profitability.

Asset Tests. At the close of each quarter of our taxable year, we must also satisfy several tests relating to the nature and diversification of our assets determined in accordance with generally accepted accounting principles. At least 75% of the value of our total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of our operation), government securities and qualified temporary investments. Although the remaining 25% of our assets generally may be invested without restriction, we are prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the "10% vote and value test"). Further, no more than 20% of the total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of our total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of any quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

Investments in Taxable REIT Subsidiaries. For taxable years beginning after December 31, 2000, REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. We and any taxable corporate entity in which we own an interest are allowed to jointly elect to treat such entity as a "taxable REIT subsidiary."

Several of our subsidiaries have elected to be treated as taxable REIT subsidiaries. Taxable REIT subsidiaries are subject to full corporate level federal taxation on their earnings but are permitted to engage in certain types of activities which cannot be performed directly by REITs without jeopardizing their REIT status. Our taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent our taxable REIT subsidiaries are required to pay federal, state or local taxes, the cash available for distribution of dividends to us from our taxable REIT subsidiaries will be reduced.

The amount of interest on related-party debt that a taxable REIT subsidiary may deduct is limited. Further, a 100% tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is not commercially reasonable. A taxable REIT subsidiary is permitted to deduct interest payments to unrelated parties without any such restrictions.

The Internal Revenue Service may reallocate costs between a REIT and its taxable REIT subsidiary where there is a lack of arm's length dealing between the parties. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% tax.

Additional taxable REIT subsidiary elections may be made in the future for additional entities in which we own an interest.

Annual Distribution Requirements. In order to avoid being taxed as a regular corporation, we are required to make distributions (other than capital gain distributions) to our stockholders which qualify for the dividends paid deduction in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the after-tax net income, if any, from foreclosure property, minus (B) a portion of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular distribution payment after such declaration. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Finally, as discussed above, we may be subject to an excise tax if we fail to meet certain other distribution requirements. We intend to make timely distributions sufficient to satisfy these annual distribution requirements.

It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to, among other things, (a) timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or (b) the payment of severance benefits that may not be deductible to us. In the event that such timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay dividends in the form of taxable stock dividends in order to meet the distribution requirement.

Under certain circumstances, in the event of a deficiency determined by the Internal Revenue Service, we may be able to rectify a resulting failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency distributions; however, we will be required to pay applicable penalties and interest based upon the amount of any deduction taken for deficiency distributions.

Failure to Qualify as a Real Estate Investment Trust

If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible nor will any particular amount of distributions be required to be made in any year. All distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits allocable to such distributions and, subject to certain limitations, will be eligible for the dividends received deduction for corporate stockholders. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. Failure to qualify for even one year could result in our need to incur indebtedness or liquidate investments in order to pay potentially significant resulting tax liabilities.

Federal Income Taxation of Stockholders

Treatment of Taxable U.S. Stockholders. The following summary applies to you only if you are a "U.S. stockholder." A "U.S. stockholder" is a stockholder of shares of stock who, for United States federal income tax purposes, is:

- a citizen or resident of the United States;
- a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

So long as we qualify for taxation as a REIT, distributions on shares of our stock made out of the current or accumulated earnings and profits allocable thereto (and not designated as capital gain dividends) will be includable as ordinary income for federal income tax purposes. None of these distributions will be eligible for the dividends received deduction for U.S. corporate stockholders. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year), without regard to the period for which you held our stock. However, if you are a corporation, you may be required to treat a portion of some capital gain dividends as ordinary income.

If we elect to retain and pay income tax on any net long-term capital gain, you would include in income, as long-term capital gain, your proportionate share of such net long-term capital gain. You would also receive a refundable tax credit for your proportionate share of the tax paid by us on such retained capital gains and you would have an increase in the basis of your shares of our stock in an amount equal to your includable capital gains less your share of the tax deemed paid.

You may not include in your federal income tax return any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to you. In addition, any distribution declared by us in October, November or December of any year on a specified date in any such month shall be treated as both paid by us and received by you on December 31 of such year, provided that the distribution is actually paid by us no later than January 31 of the following year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "— General" and "— Qualification as a REIT — Annual Distribution Requirements" above. As a result, you may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a dividend (an ordinary dividend or a capital gain dividend, as the case may be), regardless of our earnings and profits. Any other distributions in excess of current or accumulated earnings and profits will not be taxable to you to the extent such distributions do not exceed the adjusted tax basis of your shares of our stock. You will be required to reduce the tax basis of your shares of our stock by the amount of such distributions until such basis has been reduced to zero, after which such distributions will be taxable as capital gain, if the shares of our stock are held as a capital asset. The tax basis as so reduced will be used in computing the capital gain or loss, if any, realized upon sale of the shares of our stock. Any loss upon a sale or exchange of shares of our stock which were held for six months or less (after application of certain holding period rules) will generally be treated as a long-term capital loss to the extent you previously received capital gain distributions with respect to such shares of our stock.

Upon the sale or exchange of any shares of our stock to or with a person other than us or a sale or exchange of all shares of our stock (whether actually or constructively owned) with us, you will generally recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such shares of our stock. Such gain will be capital gain if you held such shares of our stock as a capital asset.

Gain from the sale or exchange of our shares held for more than one year is taxed at a maximum long-term capital gain rate, which is currently 15%. Pursuant to Internal Revenue Service guidance, we may classify portions of our capital gain dividends as gains eligible for the long-term capital gains rate or as gain taxable to individual stockholders at a maximum rate of 25%.

Treatment of Tax-Exempt U.S. Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). The Internal Revenue Service has issued a published revenue ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on this ruling, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of our stock with debt, a portion of its income from us will constitute UBTI pursuant to the "debt financed property" rules. Likewise, a portion of its income from us would constitute UBTI if we held a residual interest in a real estate mortgage investment conduit.

In addition, in certain circumstances, a pension trust that owns more than 10% of our stock is required to treat a percentage of our dividends as UBTI. This rule applies to a pension trust holding more than 10% of our stock only if (i) the percentage of our income that is UBTI (determined as if we were a pension trust) is at least 5%, (ii) we qualify as a REIT by reason of the modification of the Five or Fewer Requirement that allows beneficiaries of the pension trust to be treated as holding shares in proportion to their actuarial interests in the pension trust, and (iii) either (a) one pension trust owns more than 25% of the value of our stock or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively own more than 50% of the value of our stock.

Backup Withholding and Information Reporting. Under certain circumstances, you may be subject to backup withholding at applicable rates on payments made with respect to, or cash proceeds of a sale or exchange of, shares of our stock. Backup withholding will apply only if you:

- fail to furnish the person required to withhold with your taxpayer identification number ("TIN");
- furnish an incorrect TIN;
- are notified by the Internal Revenue Service that you have failed to properly report payments of interest and dividends; or
- under certain circumstances, fail to certify, under penalty or perjury, that you have furnished a correct TIN and have not been notified by the Internal Revenue Service that you are subject to backup withholding for failure to report interest and dividend payments.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. You should consult with a tax advisor regarding qualification for exemption from backup withholding, and the procedure for obtaining such exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to payment to a stockholder will be allowed as a credit against such stockholder's United States federal income tax liability and may entitle such stockholder to a refund, provided that the required information is provided to the Internal Revenue Service. In addition, withholding a portion of capital gain distributions made to stockholders may be required for stockholders who fail to certify their non-foreign status.

Taxation of Foreign Stockholders. The following summary applies to you only if you are a foreign person. The federal taxation of foreign persons is a highly complex matter that may be affected by many considerations.

Distributions to you of cash generated by our real estate operations, but not by the sale or exchange of our capital assets, generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and you file with us the required form evidencing such lower rate.

In general, you will be subject to United States federal income tax on a graduated rate basis rather than withholding with respect to your investment in our stock if such investment is "effectively connected" with your conduct of a trade or business in the United States. A corporate foreign stockholder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax, which is payable in addition to regular United States corporate income tax. The following discussion will apply to foreign stockholders whose investment in us is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to you unless (i) you file an Internal Revenue Service Form W-8ECI with us claiming that the distribution is "effectively connected" or (ii) certain other exceptions apply.

Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to you under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, you will be taxed at the normal capital gain rates applicable to a U.S. stockholder on such amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a branch profits tax in the hands of a corporate foreign stockholder that is not entitled to treaty exemption.

We will be required to withhold from distributions subject to FIRPTA, and remit to the Internal Revenue Service, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding.

Unless our shares constitute a "United States real property interest" within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of such shares by you generally will not be subject to United States taxation. Our shares will not constitute a United States real property interest if we qualify as a "domestically controlled REIT." We do, and expect to continue to, qualify as a domestically controlled REIT. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by foreign stockholders. However, if you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, you will be subject to a 30% tax on such capital gains. In any event, a purchaser of our shares from you will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser may be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Backup withholding tax and information reporting will generally not apply to distributions paid to you outside the United States that are treated as (i) dividends to which the 30% or lower treaty rate withholding tax discussed above applies; (ii) capital gains dividends; or (iii) distributions attributable to gain from the sale or exchange by us of U.S. real property interests. Payment of the proceeds of a sale of stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that he or she is not a U.S. person (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the stockholder otherwise established an exemption. You may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Potential Legislation or Other Actions Affecting Tax Consequences

Current and prospective stockholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in us. Current and prospective investors should also consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in us.

Internet Access to Our SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials that are filed with, or furnished to, the Securities and Exchange Commission are made available, free of charge, on our Internet Web site at www.hcreit.com, as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission.

Subsidiaries and Affiliates

We have formed subsidiaries in connection with our real estate transactions. As of March 11, 2004, our wholly-owned subsidiaries consisted of the following entities:

Name of Subsidiary	State of Organization and Type of Entity	Date of Organization
HCRI Pennsylvania Properties, Inc.	Pennsylvania corporation	November 1, 1993
HCRI Overlook Green, Inc.	Pennsylvania corporation	July 9, 1996
HCRI Texas Properties, Inc.	Delaware corporation	December 27, 1996
HCRI Texas Properties, Ltd.	Texas limited partnership	December 30, 1996
HCRI Friendship, LLC	Virginia limited liability company	February 21, 1997
HCRI St. Charles, LLC	Virginia limited liability company	February 21, 1997
HCRI Satyr Hill, LLC	Virginia limited liability company	November 24, 1997
Health Care REIT International, Inc.	Delaware corporation	February 11, 1998
HCN Atlantic GP, Inc.	Delaware corporation	February 20, 1998
HCN Atlantic LP, Inc.	Delaware corporation	February 20, 1998
HCRI Nevada Properties, Inc.	Nevada corporation	March 27, 1998
HCRI Southern Investments I, Inc.	Delaware corporation	June 11, 1998
HCRI Louisiana Properties, L.P.	Delaware limited partnership	June 11, 1998
HCN BCC Holdings, Inc.	Delaware corporation	September 25, 1998
HCRI Tennessee Properties, Inc.	Delaware corporation	September 25, 1998
HCRI Limited Holdings, Inc.	Delaware corporation	September 25, 1998
Pennsylvania BCC Properties, Inc.	Pennsylvania corporation	September 25, 1998
HCRI North Carolina Properties, LLC	Delaware limited liability company	December 10, 1999
HCRI Massachusetts Properties, Inc.	Delaware corporation	March 17, 2000
HCRI Massachusetts Properties Trust	Massachusetts trust	March 30, 2000
HCRI Indiana Properties, Inc.	Delaware corporation	June 15, 2000
HCRI Indiana Properties, LLC	Indiana limited liability company	June 16, 2000
HCRI Holdings Trust	Massachusetts trust	September 9, 2000
HCRI Maryland Properties, LLC	Maryland limited liability company	July 19, 2001
HCRI Massachusetts Properties Trust II	Massachusetts trust	September 26, 2001
HCRI Beachwood, Inc.	Ohio corporation	October 11, 2001
HCRI Broadview, Inc.	Ohio corporation	October 11, 2001
HCRI Westlake, Inc.	Ohio corporation	October 11, 2001
HCRI Westmoreland, Inc.	Delaware corporation	October 16, 2001
HCRI Wisconsin Properties, LLC	Wisconsin limited liability company	December 11, 2001
HCRI North Carolina Properties I, Inc.	North Carolina corporation	January 1, 2002
HCRI North Carolina Properties II, Inc.	North Carolina corporation	January 1, 2002
HCRI North Carolina Properties III, Limited Partnership	North Carolina limited partnership	January 1, 2002
HCRI Kentucky Properties, LLC	Kentucky limited liability company	January 7, 2002
HCRI Laurel, LLC	Maryland limited liability company	January 17, 2002
HCRI Mississippi Properties, Inc.	Mississippi corporation	March 28, 2002
HCRI Illinois Properties, LLC	Delaware limited liability company	August 21, 2002
HCRI Missouri Properties, LLC	Delaware limited liability company	August 21, 2002
HCRI Surgical Properties, LLC	Ohio limited liability company	September 30, 2002
HCRI Tucson Properties, Inc.	Delaware corporation	November 14, 2002
HCRI Stonecreek Properties, LLC	Delaware limited liability company	June 25, 2003
HCRI Cold Spring Properties, LLC	Delaware limited liability company	June 25, 2003
HCRI Eddy Pond Properties Trust	Massachusetts trust	June 26, 2003

Name of Subsidiary	State of Organization and Type of Entity	Date of Organization
HCRI Investments, Inc.	Delaware corporation	July 30, 2003
HCRI Forest City Holdings, Inc.	North Carolina corporation	August 19, 2003
HCRI Asheboro Holdings, Inc.	North Carolina corporation	August 19, 2003
HCRI Smithfield Holdings, Inc.	North Carolina corporation	August 19, 2003
HCRI Greenville Holdings, Inc.	North Carolina corporation	August 19, 2003
HCRI Forest City Properties, LP	North Carolina limited partnership	August 19, 2003
HCRI Asheboro Properties, LP	North Carolina limited partnership	August 19, 2003
HCRI Smithfield Properties, LP	North Carolina limited partnership	August 19, 2003
HCRI Greenville Properties, LP	North Carolina limited partnership	August 19, 2003
HCRI Kirkland Properties, LLC	Delaware limited liability company	August 22, 2003
HCRI Ridgeland Pointe Properties, LLC	Delaware limited liability company	August 22, 2003
HCRI Drum Hill Properties, LLC	Delaware limited liability company	August 22, 2003
HCRI Fairmont Properties, LLC	Delaware limited liability company	August 22, 2003
HCRI Abingdon Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Gaston Place Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Gaston Manor Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Eden Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Weddington Park Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Union Park Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Concord Place Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Salisbury Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Burlington Manor Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Skeet Club Manor Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI High Point Manor Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Hickory Manor Holdings, Inc.	North Carolina corporation	September 10, 2003
HCRI Statesville Place Holdings I, Inc.	North Carolina corporation	September 10, 2003
HCRI Statesville Place Holdings II, Inc.	North Carolina corporation	September 10, 2003
HCRI Abingdon Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Gaston Place Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Gaston Manor Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Eden Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Weddington Park Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Union Park Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Concord Place Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Salisbury Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Burlington Manor Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Skeet Club Manor Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI High Point Manor Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Hickory Manor Properties, LP	North Carolina limited partnership	September 10, 2003
HCRI Statesville Place Properties I, LP	North Carolina limited partnership	September 10, 2003
HCRI Statesville Place Properties II, LP	North Carolina limited partnership	September 10, 2003
HCRI Chicago Properties, Inc.	Delaware corporation	November 18, 2003

Item 2. ***Properties***

Our headquarters are currently located at One SeaGate, Suite 1500, Toledo, Ohio 43604. The following table sets forth certain information regarding the facilities that comprise our investments as of December 31, 2003:

Facility Location	Number of Facilities	Number of Beds/Units	(In thousands) Total Investment(1)	Annualized Income(2)
Assisted Living Facilities:				
Arizona	6	623	$ 47,949	$ 3,878
California	8	550	64,687	8,175
Colorado	1	46	4,477	587
Connecticut	5	474	49,696	5,716
Florida	20	1,570	102,387	12,440
Georgia	6	402	41,311	4,617
Idaho	4	488	33,131	3,983
Illinois	2	248	11,666	1,026
Indiana	14	799	60,739	7,285
Kentucky	1	80	9,194	1,099
Louisiana	1	124	12,906	1,865
Maryland	7	593	67,720	8,097
Massachusetts	5	388	57,585	7,160
Mississippi	2	158	15,133	1,823
Montana	2	104	9,700	1,068
Nevada	3	274	28,428	3,668
New Jersey	3	176	18,644	2,278
New Mexico	1	77	4,404	416
New York	4	232	28,134	3,522
North Carolina	44	2,113	205,511	20,093
Ohio	8	563	37,073	4,793
Oklahoma	16	549	21,230	3,234
Oregon	4	168	17,589	2,376
Pennsylvania	4	235	18,484	2,248
South Carolina	10	661	49,122	5,255
Tennessee	6	306	18,434	2,431
Texas	19	1,396	83,956	10,261
Utah	1	57	7,502	964
Virginia	5	289	31,513	3,600
Washington	6	422	33,929	4,092
Wisconsin	1	28	4,216	556
Total Assisted Living Facilities	219	14,193	1,196,450	138,606

Facility Location	Number of Facilities	Number of Beds/Units	(In thousands) Total Investment(1)	Annualized Income(2)
Skilled Nursing Facilities:				
Alabama	7	1,091	$ 41,684	$ 4,789
Arizona	1	163	3,426	474
California	1	122	4,356	654
Colorado	1	180	5,318	731
Florida	11	1,240	71,215	9,063
Georgia	2	375	11,909	1,368
Idaho	3	393	19,186	2,582
Illinois	4	406	23,141	2,611
Kentucky	4	591	23,924	2,914
Maryland	1	110	4,279	524
Massachusetts	15	2,121	139,338	18,714
Mississippi	8	1,127	31,760	3,669
Missouri	3	407	24,810	2,796
Ohio	5	911	61,878	6,929
Oklahoma	2	575	17,366	2,222
Oregon	1	111	4,680	639
Pennsylvania	5	556	23,473	3,384
Tennessee	15	2,122	93,284	11,573
Texas	10	1,339	34,385	4,046
Virginia	2	316	8,942	1,194
Total Skilled Nursing Facilities	101	14,256	648,354	80,876
Specialty Care Facilities:				
California	1	242	18,797	2,412
Florida	1	100	5,334	457
Illinois	1	72	31,683	4,343
Massachusetts	4	735	72,506	8,555
Ohio	1	55	30,342	3,902
Total Specialty Care Facilities	8	1,204	158,662	19,669
Total All Facilities	328	29,653	$2,003,466	$239,151

(1) Investments include real estate investments and credit enhancements which amounted to $2,000,271,000 and $3,195,000, respectively.

(2) Reflects contract rate of annual straight-line rent or interest recognized.

Item 3. ***Legal Proceedings***

On November 20, 2002, Doctors Community Health Care Corporation and five subsidiaries ("Doctors") filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Columbia. Doctors stated that its bankruptcy filing was due to the bankruptcy of National Century Financial Enterprises and affiliates, which halted payments to health care providers, including Doctors. We have provided mortgage financing to Doctors in the form of a loan secured by the Pacifica Hospital of the Valley in Sun Valley, CA, and the other assets of the Pacifica of the Valley Corporation, one of the debtor subsidiaries. The outstanding principal balance of the loan was approximately $18,797,000 on December 31, 2003.

Pursuant to procedures approved by the bankruptcy court, the assets of Doctors were the subject of an auction held on December 10 through December 16, 2003. At the conclusion of that auction, the debtors' independent director declared certain members of Doctors' management the winning bidder. Their bid contemplates a reorganization of Doctors and its subsidiaries with new equity and debt capitalization. The results of this auction are subject to bankruptcy court approval, which the debtors have stated they intend to seek in connection with a hearing on the confirmation of the debtors' proposed plan of reorganization. Doctors anticipates that this hearing should occur in March or April 2004. Doctors did not make an interest payment for the twelve months ended December 31, 2003. We will not recognize any interest on the loan until payment is received.

Alterra Healthcare Corporation ("Alterra") filed for Chapter 11 bankruptcy protection on January 23, 2003 in the United States Bankruptcy Court for the District of Delaware. We have a master lease with Alterra for 45 assisted living facilities with a depreciated book value of $103,293,000 at December 31, 2003. A joint venture between Fortress Investment Group LLC and Emeritus Corporation was the winning bidder at a bankruptcy auction held on July 17, 2003. The bankruptcy court confirmed Alterra's plan of reorganization on November 26, 2003. In connection with confirmation of Alterra's plan, our master lease was assumed and the acquisition of Alterra by the Fortress-Emeritus joint venture was approved. This transaction has closed. Alterra remained current on rental payments throughout the bankruptcy process.

From time to time, there are other various legal proceedings pending to which we are a party or to which some of our properties are subject arising in the normal course of business. We do not believe that the ultimate resolution of these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities*

The following table sets forth, for the periods indicated, the high and low prices of our common stock on the New York Stock Exchange, as reported on the Composite Tape and dividends paid per share. There were 5,592 stockholders of record as of March 11, 2004.

	Sales Price		Dividends
	High	Low	Paid
2003			
First Quarter	$27.92	$24.84	$0.585
Second Quarter	30.73	26.10	0.585
Third Quarter	31.82	29.25	0.585
Fourth Quarter	36.10	30.68	0.585
2002			
First Quarter	$28.30	$24.08	$0.585
Second Quarter	31.82	27.41	0.585
Third Quarter	29.94	24.26	0.585
Fourth Quarter	28.65	24.27	0.585

Our Board of Directors approved a new quarterly dividend rate of $0.60 per share of common stock per quarter, commencing with the May 2004 dividend. Our dividend policy is reviewed annually by the Board of Directors. The declaration and payment of quarterly dividends remains subject to the review and approval of the Board of Directors.

Item 6. *Selected Financial Data*

The following selected financial data for the five years ended December 31, 2003, are derived from our audited consolidated financial statements (in thousands, except per share data).

	Year Ended December 31				
	1999	2000	2001	2002	2003
Operating Data					
Revenues(1)	$ 115,989	$ 121,513	$ 121,061	$ 154,928	$ 201,031
Expenses:					
Interest expense(1)	23,343	30,756	28,410	39,432	54,144
Provision for depreciation(1)	13,869	18,263	25,805	36,384	51,078
Other operating expenses(2)	8,868	9,570	10,853	13,038	17,274
Impairment of assets				2,298	2,792
Loss on extinguishment of debt(3)			213	403	
Loss on investment		2,000			
Total expenses	46,080	60,589	65,281	91,555	125,288
Income from continuing operations	69,909	60,924	55,780	63,373	75,743
Income from discontinued operations, net(1)	5,729	7,132	4,769	4,286	6,997
Net income	75,638	68,056	60,549	67,659	82,740
Preferred stock dividends	12,814	13,490	13,505	12,468	9,218
Preferred stock redemption charge					2,790
Net income available to common stockholders	$ 62,824	$ 54,566	$ 47,044	$ 55,191	$ 70,732
Other Data					
Average number of common shares outstanding:					
Basic	28,128	28,418	30,534	36,702	43,572
Diluted	28,384	28,643	31,027	37,301	44,201
Per Share Data					
Basic:					
Income from continuing operations available to common stockholders	$ 2.03	$ 1.67	$ 1.38	$ 1.38	$ 1.46
Discontinued operations, net	0.20	0.25	0.16	0.12	0.16
Net income available to common stockholders	2.23	1.92	1.54	1.50	1.62
Diluted:					
Income from continuing operations available to common stockholders	$ 2.01	$ 1.66	$ 1.37	$ 1.37	$ 1.44
Discontinued operations, net	0.20	0.25	0.15	0.11	0.16
Net income available to common stockholders	2.21	1.91	1.52	1.48	1.60
Cash distributions per common share	$ 2.27	$ 2.335	$ 2.34	$ 2.34	$ 2.34

	Year Ended December 31				
	1999	2000	2001	2002	2003
Balance Sheet Data					
Net real estate investments	$1,241,722	$1,121,419	$1,213,564	$1,524,457	$1,992,446
Total assets	1,271,171	1,156,904	1,269,843	1,594,110	2,182,731
Total debt	538,842	439,752	491,216	676,331	1,013,184
Total liabilities	564,175	458,297	511,973	696,878	1,033,052
Total stockholders' equity	706,996	698,607	757,870	897,232	1,149,679

(1) In accordance with FASB Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 to discontinued operations. See Note 16 to our audited consolidated financial statements.

(2) Other operating expenses include loan expense, provision for loan losses and general and administrative expenses.

(3) Effective January 1, 2003, in accordance with FASB Statement No. 145, we reclassified the losses on extinguishments of debt in 2001 and 2002 to income from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Summary

Health Care REIT, Inc. is a self-administered, equity REIT that invests in health care facilities, primarily skilled nursing and assisted living facilities. We also invest in specialty care facilities. As of December 31, 2003, long-term care facilities, which include skilled nursing and assisted living facilities, comprised approximately 92% of our investment portfolio. Founded in 1970, we were the first REIT to invest exclusively in health care facilities.

As of December 31, 2003, we had $2,003,466,000 of net real estate investments, inclusive of credit enhancements, in 328 facilities located in 33 states and managed by 47 different operators. At that date, the portfolio included 219 assisted living facilities, 101 skilled nursing facilities and eight specialty care facilities.

Our primary objectives are to protect stockholders' capital and enhance stockholder value. We seek to pay consistent cash dividends to stockholders and create opportunities to increase dividend payments from annual increases in rental and interest income and portfolio growth. To meet these objectives, we invest primarily in long-term care facilities managed by experienced operators and diversify our investment portfolio by operator and geographic location.

Depending upon the availability and cost of external capital, we anticipate making additional investments in health care related facilities. New investments are generally funded from temporary borrowings under our lines of credit arrangements, internally generated cash and the proceeds derived from asset sales. Permanent financing for future investments, which replaces funds drawn under the lines of credit arrangements, is expected to be provided through a combination of public and private offerings of debt and equity securities and the incurrence of secured debt. We believe our liquidity and various sources of available capital are sufficient to fund operations, meet debt service and dividend requirements and finance future investments.

Liquidity and Capital Resources

On July 23, 2003, Moody's Investors Service upgraded its rating on our senior unsecured notes from Ba1 to Baa3. The credit strengths noted by Moody's included moderate financial leverage, negligible secured debt, strong portfolio management and underwriting skills and improved portfolio fundamentals in our skilled nursing and assisted living facilities.

In August and September 2003, we solicited the consents of registered holders of our senior unsecured notes to the adoption of certain amendments to the Indenture, dated as of April 17, 1997 (as amended and supplemented) (the "1997 Indenture"), with Fifth Third Bank, as trustee (the "Trustee"), and the Indenture, dated as of September 6, 2002 (as amended and supplemented) (the "2002 Indenture"), with the Trustee. After receiving the requisite number of consents, we entered into Supplemental Indenture No. 5 to the 1997 Indenture with the Trustee and Supplemental Indenture No. 2 to the 2002 Indenture with the Trustee. As amended, the supplemental indentures modify the indentures to require us to (a) limit the use of secured debt to 40% of undepreciated assets, (b) limit total debt to 60% of undepreciated total assets, and (c) maintain total unencumbered assets at 150% of total secured debt. These amendments to all of our then outstanding $615,000,000 of senior unsecured notes are intended to modernize the covenant package and make it consistent with other investment-grade REITs. The $250,000,000 in senior unsecured notes issued in November 2003 have the same covenant package.

The following table summarizes our capital activity during the year ended December 31, 2003 (in thousands):

Date	Security	Type	Gross Proceeds	Net Proceeds
March 2003	Senior unsecured notes	Public issuance	$104,036	$103,286
July 2003	Common stock	Private placement	48,000	48,000
July 2003	Preferred stock	Public issuance	100,000	96,850
September 2003	Common stock	Public issuance	111,320	105,763
September 2003	Preferred stock	Private placement	26,500	26,500
November 2003	Senior unsecured notes	Public issuance	250,000	248,163
Various	Common stock	DRIP	68,860	68,860
Totals			$708,716	$697,422

During the year ended December 31, 2003, the holder of our Series C Cumulative Convertible Preferred Stock converted 2,100,000 shares into 2,049,000 shares of common stock. At December 31, 2003, all of the shares of Series C Cumulative Convertible Preferred Stock had been converted into common stock.

In July 2003, we instituted our enhanced dividend reinvestment and stock purchase plan ("DRIP"). Existing stockholders, in addition to reinvesting dividends, may now purchase up to $5,000 of common stock per month at a discount. Investors who are not stockholders of the Company may now make an initial investment in the Company through the DRIP with a minimum of a $1,000 purchase. In some instances, we may permit investments in excess of $5,000 per month if we approve a request for a waiver. During the year ended December 31, 2003, we issued 1,452,000 shares of common stock under the standard provisions of our DRIP, which generated net proceeds of approximately $43,615,000. Additionally, we issued 825,000 shares of common stock under our DRIP waiver program, which generated net proceeds of approximately $25,245,000. As of December 11, 2003 we had an effective registration statement on file with the Securities and Exchange Commission under which we may issue up to 6,314,213 shares of common stock pursuant to the DRIP. As of March 11, 2004, 5,735,402 shares of common stock remained available for issuance under this registration statement.

On July 9, 2003, we closed a public offering of 4,000,000 shares of 7.875% Series D Cumulative Redeemable Preferred Stock, which generated net proceeds of approximately $96,850,000. The shares have a liquidation value of $25.00 per share. The preferred stock, which has no stated maturity, may be redeemed by us at par on or after July 9, 2008. A portion of the proceeds from this offering were used to redeem all 3,000,000 shares of our 8.875% Series B Cumulative Redeemable Preferred Stock on July 15, 2003, at a redemption price of $25.00 per share plus accrued and unpaid dividends.

On September 29, 2003, we issued 1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock as partial consideration for an acquisition of assets by the Company, with the shares valued at $26,500,000 for such purposes. The shares were issued to Southern Assisted Living, Inc. and certain of its stockholders without registration in reliance upon the federal statutory exemption of Section 4(2) of the Securities Act of 1933, as amended. The shares have a liquidation value of $25.00 per share. The preferred stock, which has no stated maturity, may be redeemed by us at par on or after August 15, 2008. The preferred shares are convertible into common stock at a conversion price of $32.66 per share at any time. During the year ended December 31, 2003, certain holders of our Series E Cumulative Convertible and Redeemable Preferred Stock converted 229,600 shares into 175,700 shares of common stock. At December 31, 2003, we had 830,400 shares of Series E Cumulative Convertible and Redeemable Preferred Stock outstanding.

During 2003, we invested $378,342,000 in real property, provided permanent mortgage and loan financings of $78,245,000, made construction advances of $32,071,000 and funded $27,410,000 of subdebt investments. As of December 31, 2003, we had approximately $15,501,000 in unfunded construction commitments. Also during 2003, we sold real property generating $65,455,000 of net proceeds and collected

$55,847,000 and $1,234,000 as repayment of principal on loans receivable and subdebt investments, respectively.

As of December 31, 2003, we had stockholders' equity of $1,149,679,000 and a total outstanding debt balance of $1,013,184,000, which represents a debt to total capitalization ratio of 0.47 to 1.0.

In May 2003, we announced the amendment and extension of our primary unsecured revolving line of credit. The line of credit was expanded to $225,000,000, expires in May 2006 (with the ability to extend for one year at our discretion if we are in compliance with all covenants) and currently bears interest at the lender's prime rate or LIBOR plus 1.3%, at our option. In August 2003, we further amended the line of credit to modify certain financial covenants that will enhance our financial flexibility and align our covenant package with other investment grade REITs. Finally, in December 2003 and January 2004, we expanded this line of credit to $310,000,000.

Also in May 2003, we repaid our $4,000,000 secured note and terminated the corresponding agreement. At the same time, we increased our $25,000,000 unsecured line of credit to $30,000,000. This line of credit bears interest at the lender's prime rate or 2.0% plus LIBOR, at our option, and expires in May 2004. Also, at December 31, 2003, we had a secured line of credit in the amount of $60,000,000 bearing interest at the lender's prime rate or LIBOR plus 2.0%, at our option, with a floor of 7.0% that expired in February 2004. We do not intend to replace this secured facility. At December 31, 2003, we had no borrowings outstanding under the unsecured or secured lines of credit arrangements.

As of March 11, 2004, we had an effective shelf registration on file with the Securities and Exchange Commission under which we may issue up to $581,794,619 of securities including debt securities, common and preferred stock and warrants. Depending upon market conditions, we anticipate issuing securities under our shelf registration to invest in additional health care facilities and to repay borrowings under our lines of credit arrangements.

Off-Balance Sheet Arrangements

We have guaranteed the payment of industrial revenue bonds for one assisted living facility in the event that the present owner defaults upon its obligations. In consideration for this guaranty, we receive and recognize fees annually related to this arrangement. This guaranty expires upon the repayment of the industrial revenue bonds which currently mature in 2009. At December 31, 2003, we were contingently liable for $3,195,000 under this guaranty.

Contractual Obligations

The following table summarizes our payment requirements under contractual obligations as of December 31, 2003 (in thousands):

	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Unsecured lines of credit obligations(1)	$ 340,000	$ 30,000	$310,000	$ 0	$ 0
Secured line of credit obligation(1)	60,000	60,000			
Senior unsecured notes	865,000	40,000	50,000	275,000	500,000
Secured debt	148,184	5,828	5,225	24,588	112,543
Contractual interest obligations	488,016	68,938	132,091	106,891	180,096
Capital lease obligations					
Operating lease obligations	10,758	1,373	2,236	1,178	5,971
Purchase obligations	77,944	17,730	45,412	6,000	8,802
Other long-term liabilities					
Total contractual obligations	$1,989,902	$223,869	$544,964	$413,657	$807,412

(1) Unsecured and secured lines of credit reflected at 100% capacity.

We have an unsecured credit arrangement with a consortium of eight banks providing for a revolving line of credit ("revolving credit") in the amount of $310,000,000, which expires on May 15, 2006. The agreement specifies that borrowings under the revolving credit are subject to interest payable in periods no longer than three months on either the agent bank's prime rate of interest or 1.3% over LIBOR interest rate, at our option (2.43% at December 31, 2003). In addition, we pay a commitment fee based on an annual rate of 0.325% and an annual agent's fee of $50,000. Principal is due upon expiration of the agreement. We have another unsecured line of credit arrangement with a bank for a total of $30,000,000, which expires May 31, 2004. Borrowings under this line of credit are subject to interest at either the bank's prime rate of interest or 2.00% over LIBOR interest rate, at our option (4.00% at December 31, 2003) and are due on demand. We had a $60,000,000 secured line of credit with interest at the lender's prime rate or 2.0% over LIBOR, at our option, with a floor of 7.0% (7.0% at December 31, 2003) that expired in February 2004. We do not intend to replace this secured facility. At December 31, 2003, we had no borrowings outstanding under the unsecured or secured lines of credit arrangements. As such, we had no contractual interest obligations related to unsecured or secured lines of credit at December 31, 2003.

We have $865,000,000 of senior unsecured notes with fixed annual interest rates ranging from 6.00% to 8.17%, payable semi-annually. Contractual interest obligations on senior unsecured notes totaled $428,644,000 at December 31, 2003. Additionally, we have 30 mortgage loans totaling $148,184,000, collateralized by health care facilities, with fixed annual interest rates ranging from 6.18% to 12.00%, payable monthly. The carrying values of the health care properties securing the mortgage loans totaled $219,575,000 at December 31, 2003. Contractual interest obligations on mortgage loans totaled $59,372,000 at December 31, 2003.

At December 31, 2003, we had operating lease obligations of $10,758,000 relating to Company office space and six assisted living facilities.

Purchase obligations are comprised of unfunded construction commitments and contingent purchase obligations. At December 31, 2003, we had outstanding construction financings of $14,865,000 ($14,701,000 for leased properties and $164,000 for construction loans) and were committed to providing additional financing of approximately $15,501,000 to complete construction. At December 31, 2003, we had contingent purchase obligations totaling $62,443,000. These contingent purchase obligations primarily relate to deferred acquisition fundings. Deferred acquisition fundings are contingent upon an operator satisfying certain conditions such as payment coverage and value tests. Rents due from the tenant are increased to reflect the additional investment in the property.

Results of Operations December 31, 2003 vs. December 31, 2002

Revenues were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2003	Dec. 31, 2002	$	%
Rental income	$176,504	$125,601	$50,903	41 %
Interest income	20,768	26,525	(5,757)	(22)%
Transaction fees and other income	3,759	2,802	957	34 %
Totals	$201,031	$154,928	$46,103	30 %

We generated increased rental income as a result of the acquisition of properties for which we receive rent. This was partially offset by a reduction in interest income due to lower average yields on our loans receivable and non-recognition of interest income related to our mortgage loan with Doctors Community Health Care Corporation. Transaction fees and other income increased primarily as a result of the gain from the sale of our investment in Atlantic Healthcare Finance L.P.

Expenses were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2003	Dec. 31, 2002	$	%
Interest expense	$ 54,144	$39,432	$14,712	37%
Provision for depreciation	51,078	36,384	14,694	40%
General and administrative	11,483	9,665	1,818	19%
Loan expense	2,921	2,373	548	23%
Impairment of assets	2,792	2,298	494	21%
Loss on extinguishment of debt		403	(403)	n/a
Provision for loan losses	2,870	1,000	1,870	187%
Totals	$125,288	$91,555	$33,733	37%

The increase in interest expense from 2002 to 2003 was primarily due to higher average borrowings during the year. This was partially offset by lower average interest rates and an increase in the amount of capitalized interest offsetting interest expense.

We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2003, totaled $1,535,000, as compared with $170,000 for the same period in 2002.

The provision for depreciation increased primarily as a result of additional investments in properties owned directly by us.

General and administrative expenses as a percentage of revenues (including revenues from discontinued operations) for the year ended December 31, 2003, were 5.39% as compared with 5.83% for the same period in 2002.

The increase in loan expense was primarily due to the additional amortization of costs related to the unsecured lines of credit amendments and costs related to obtaining consents to modify the covenant packages of our senior unsecured notes.

During the year ended December 31, 2003, it was determined that the projected undiscounted cash flows from a property did not exceed its related net book value and an impairment charge of $2,792,000 was recorded to reduce the property to its estimated fair market value. The estimated fair market value of the property was determined by an independent appraisal. During the year ended December 31, 2002, it was determined that the projected undiscounted cash flows from three properties did not exceed their related net book values and impairment charges of $2,298,000 were recorded to reduce the properties to their estimated fair market values. The estimated fair market values of the properties were determined by offers to purchase received from third parties or estimated net sales proceeds.

In April 2002, we purchased $35,000,000 of our outstanding senior unsecured notes that were due in 2003 and recorded a charge of $403,000 in connection with this early extinguishment.

Due to increased collectibility concerns related to portions of our loan portfolio, we increased our allowance for losses on loans receivable by an additional $1,870,000 for the year ended December 31, 2003.

Other items were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2003	Dec. 31, 2002	$	%
Gain (loss) on sales of properties	$ 4,139	$ (1,032)	$ 5,171	(501)%
Discontinued operations, net	2,858	5,318	(2,460)	(46)%
Preferred dividends	(9,218)	(12,468)	3,250	(26)%
Preferred stock redemption charge	(2,790)		(2,790)	n/a
Totals	$(5,011)	$ (8,182)	$ 3,171	(39)%

During the years ended December 31, 2003 and 2002, we sold properties with carrying values of $61,316,000 and $53,311,000 for net gains of $4,139,000 and net losses of $1,032,000, respectively. In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. We adopted the standard effective January 1, 2002. In accordance with Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 to discontinued operations. These properties generated $2,858,000 and $5,318,000 of income after deducting depreciation and interest expense from rental revenue for the years ended December 31, 2003 and 2002, respectively.

The decrease in preferred dividends is primarily due to the reduction in average outstanding preferred shares. During the year ended December 31, 2003, the holder of our Series C Cumulative Convertible Preferred Stock converted 2,100,000 shares into 2,049,000 shares of common stock, leaving no shares outstanding at December 31, 2003 as compared to 2,100,000 at December 31, 2002.

In September 2003, we issued 1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock. During the three months ended December 31, 2003, certain holders of our Series E Cumulative Convertible and Redeemable Preferred Stock converted 229,600 shares into 175,700 shares of common stock, leaving 830,400 outstanding at December 31, 2003.

In July 2003, we closed a public offering of 4,000,000 shares of 7.875% Series D Cumulative Redeemable Preferred Stock. A portion of the proceeds from this offering were used to redeem all 3,000,000 shares of our 8.875% Series B Cumulative Redeemable Preferred Stock on July 15, 2003. In accordance with EITF Topic D-42, the costs to issue these securities were recorded as a non-cash, non-recurring charge of $2,790,000, or $0.06 per diluted share, in the third quarter of 2003 to reduce net income available to common stockholders.

As a result of the various factors mentioned above, net income available to common stockholders was $70,732,000, or $1.60 per diluted share, for 2003 as compared with $55,191,000, or $1.48 per diluted share, for 2002. Excluding the impact of the unusual and non-recurring preferred stock redemption charge, net income available to common stockholders was $73,522,000, or $1.66 per diluted share, for 2003.

Results of Operations December 31, 2002 vs. December 31, 2001

Revenues were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2002	Dec. 31, 2001	$	%
Rental income	$125,601	$ 84,929	$40,672	48 %
Interest income	26,525	31,294	(4,769)	(15)%
Transaction fees and other income	2,802	3,848	(1,046)	(27)%
Prepayment fees		990	(990)	n/a
Totals	$154,928	$121,061	$33,867	28 %

We generated increased rental income as a result of the acquisition of properties for which we receive rent. This was partially offset by a reduction in interest income due to the repayment of mortgage loans. Transaction fees and other income decreased primarily as a result of the completion of construction projects.

During 2001, we received payoffs on mortgages that had significant prepayment fee requirements, generating $990,000 in that year. During 2002, we did not receive any prepayment fees with respect to mortgage loan payoffs.

Expenses were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2002	Dec. 31, 2001	$	%
Interest expense	$39,432	$28,410	$11,022	39%
Provision for depreciation	36,384	25,805	10,579	41%
General and administrative	9,665	8,078	1,587	20%
Loan expense	2,373	1,775	598	34%
Impairment of assets	2,298		2,298	n/a
Loss on extinguishment of debt	403	213	190	89%
Provision for loan losses	1,000	1,000	0	0%
Totals	$91,555	$65,281	$26,274	40%

The increase in interest expense from 2001 to 2002 was primarily due to higher average borrowings during the year and a reduction in the amount of capitalized interest offsetting interest expense.

We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest that approximates our cost of financing. Our interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2002, totaled $170,000, as compared with $841,000 for the same period in 2001.

The provision for depreciation increased primarily as a result of additional investments in properties owned directly by us.

General and administrative expenses as a percentage of revenues (including revenues from discontinued operations) for the year ended December 31, 2002, were 5.83% as compared with 6.03% for the same period in 2001.

The increase in loan expense was primarily due to the additional amortization of costs related to the unsecured line of credit renewal and the senior unsecured notes issued in 2001 and 2002.

During the year ended December 31, 2002, it was determined that the projected undiscounted cash flows from three properties did not exceed their related net book values and impairment charges of $2,298,000 were recorded to reduce the properties to their estimated fair market values. The estimated fair market values of the properties were determined by offers to purchase received from third parties or estimated net sales proceeds.

In April 2002, we purchased $35,000,000 of our outstanding senior unsecured notes that were due in 2003 and recorded a charge of $403,000 in connection with this early extinguishment. In September 2001, we purchased $7,750,000 of our outstanding unsecured senior notes that were due in 2002 and recorded a charge of $213,000 in connection with this early extinguishment.

Other items were comprised of the following (dollars in thousands):

	Year Ended		Change	
	Dec. 31, 2002	Dec. 31, 2001	$	%
Gain (loss) on sales of properties	$ (1,032)	$ (1,250)	$ 218	(17)%
Discontinued operations, net	5,318	6,019	(701)	(12)%
Preferred dividends	(12,468)	(13,505)	1,037	(8)%
Totals	$ (8,182)	$ (8,736)	$ 554	(6)%

During the years ended December 31, 2002 and 2001, we sold properties with carrying values of $53,311,000 and $23,829,000 for net losses of $1,032,000 and $1,250,000, respectively. In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. We adopted the standard effective January 1, 2002. In accordance with Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 to discontinued operations. These properties generated $5,318,000 and $6,019,000 of income after deducting depreciation and interest expense from rental revenue for the years ended December 31, 2002 and 2001, respectively.

The decrease in preferred dividends is primarily due to the reduction in average outstanding preferred shares. During the year ended December 31, 2002, the holder of our Series C Cumulative Convertible Preferred Stock converted 900,000 shares into 878,000 shares of common stock, leaving 2,100,000 shares outstanding at December 31, 2002, as compared to 3,000,000 at December 31, 2001.

As a result of the various factors mentioned above, net income available to common stockholders was $55,191,000, or $1.48 per diluted share, for 2002 as compared with $47,044,000, or $1.52 per diluted share, for 2001.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions (see Note 1 to the consolidated financial statements). We believe that of our significant accounting policies, the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recorded in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended. SAB 101 requires that revenue be recognized after four basic criteria are met. These four criteria include persuasive evidence of an arrangement, the rendering of service, fixed and determinable income and reasonably assured collectibility. If the collectibility of revenue is determined incorrectly, the amount and timing of our reported revenue could be significantly affected. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectibility risk. Operating lease income generally includes base rent payments plus fixed annual rent increases, which are recognized on a straight-line basis over the minimum lease period subject to an evaluation of collectibility risk. This lease income is greater than the amount of cash received during the first half of the lease term. In some instances, the leases provide for additional payment of rent if the gross operating revenues from the property exceed a predetermined threshold. Revenues are not recognized until those thresholds have been met.

Impairment of Long-Lived Assets

The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if there are indicators of impairment. These indicators may include anticipated operating losses at the property level, the tenant's inability to make rent payments, a decision to dispose of an asset before the end of its estimated useful life and changes in the market that may permanently reduce the value of the property. If indicators of impairment exist, then the undiscounted future cash flows from the most likely use of the property are compared to the current net book value. If the undiscounted cash flows are less than the net book value, an impairment loss would be recognized to the extent that the net book value exceeds the current fair market value. This analysis requires us to determine if indicators of impairment exist and to estimate the most likely stream of cash flows to be generated from the property during the period the property is expected to be held. If the projections or assumptions change in the future, we may be required to record an impairment charge and reduce the net book value of the property owned.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of these loans, including general economic conditions and estimated collectibility of loan payments and principal. We evaluate the collectibility of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying property. If such factors indicate that there is greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. To the extent circumstances improve and the risk of collectibility is diminished, we will return these loans to full accrual status.

Depreciation and Useful Lives

We compute depreciation on our properties using the straight-line method based on their estimated useful lives which range from 15 to 40 years for buildings and five to 15 years for improvements. A significant portion of the acquisition cost of each property is allocated to building (usually approximately 90%). The allocation of the acquisition cost to building and the determination of the useful life of a property are based on appraisals commissioned from independent real estate appraisal firms. If we do not allocate appropriately to the building or if we incorrectly estimate the useful life of our properties, the computation of depreciation will not appropriately reflect the carrying values of the properties over future periods.

Impact of Inflation

During the past three years, inflation has not significantly affected our earnings because of the moderate inflation rate. Additionally, our earnings are primarily long-term investments with fixed rates of return. These investments are mainly financed with a combination of equity, senior unsecured notes and borrowings under our lines of credit arrangements. During inflationary periods, which generally are accompanied by rising interest rates, our ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, we believe that inflation will not impact the availability of equity and debt financing.

Forward-Looking Statements and Risk Factors

We have made and incorporated by reference statements in this Form 10-K that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements concern:

- the possible expansion of our portfolio;
- the performance of our operators and properties;
- our ability to enter into agreements with new viable tenants for properties which we take back from financially troubled tenants, if any;
- our ability to make distributions;
- our policies and plans regarding investments, financings and other matters;
- our tax status as a real estate investment trust;
- our ability to appropriately balance the use of debt and equity; and
- our ability to access capital markets or other sources of funds.

When we use words such as "believe," "expect," "anticipate," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guaranties of future performance and involve risks and uncertainties. Our expected results may not be achieved and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

- the status of the economy;
- the status of capital markets, including prevailing interest rates;
- changes in financing terms; and
- the risks described below:

Risk Factors Related to our Operators' Revenues and Expenses

Our skilled nursing and specialty care facility operators' revenues are primarily driven by occupancy, Medicare and Medicaid reimbursement and private pay rates. Our assisted living facility operators' revenues are primarily driven by occupancy and private pay rates. Expenses for these three types of facilities are primarily driven by the costs of labor, food, utilities, taxes, insurance and rent or debt service. Revenues from government reimbursement have, and may continue, to come under pressure due to reimbursement cuts and state budget shortfalls. Liability insurance and staffing costs continue to increase for our operators. To the extent that any decrease in revenues and/or any increase in operating expenses result in a facility not generating enough cash to make payments to us, the credit of our operator and the value of other collateral would have to be relied upon.

Risk Factors Related to Operator Bankruptcies

We are exposed to the risk that our operators may not be able to meet the rent, principal and interest or other payments due us, which may result in an operator bankruptcy or insolvency, or that an operator might become subject to bankruptcy or insolvency proceedings for other reasons. Although our operating lease agreements provide us the right to evict an operator, demand immediate payment of rent and exercise other remedies, and our mortgage loans provide us the right to terminate any funding obligation, demand immediate repayment of principal and unpaid interest, foreclose on the collateral and exercise other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to limit or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal and interest in the case of a mortgage loan, and to exercise other rights and remedies.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. In addition, we may be required to fund certain expenses (e.g., real estate taxes and maintenance) to preserve the value of a facility, avoid the imposition of liens on a facility and/or to transition a facility to a new operator. In some instances, we have terminated our lease with an operator and relet the facility to another operator. In some of those situations, we provided working capital loans to and limited indemnification of the new operator. If we cannot transition a leased facility to a new operator, we may take possession of that facility, which may expose us to certain successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

On November 20, 2002, Doctors Community Health Care Corporation and five subsidiaries ("Doctors") filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Columbia. Doctors stated that its bankruptcy filing was due to the bankruptcy of National Century Financial Enterprises and affiliates, which halted payments to health care providers, including Doctors. We have provided mortgage financing to Doctors in the form of a loan secured by the Pacifica Hospital of the Valley in Sun Valley, CA, and the other assets of the Pacifica of the Valley Corporation, one of the debtor subsidiaries. The outstanding principal balance of the loan was approximately $18,797,000 on December 31, 2003. Pursuant to procedures approved by the bankruptcy court, the assets of Doctors were the subject of an auction held on December 10 through December 16, 2003. At the conclusion of that auction, the debtors' independent director declared certain members of Doctors' management the winning bidder. Their bid contemplates a reorganization of Doctors and its subsidiaries with new equity and debt capitalization. The results of this auction are subject to bankruptcy court approval, which the debtors have stated they intend to seek in connection with a hearing on the confirmation of the debtors' proposed plan of reorganization. Doctors anticipates that this hearing should occur in March or April 2004. Doctors did not make an interest payment for the twelve months ended December 31, 2003. We will not recognize any interest on the loan until payment is received.

Alterra Healthcare Corporation ("Alterra") filed for Chapter 11 bankruptcy protection on January 23, 2003 in the United States Bankruptcy Court for the District of Delaware. We have a master lease with Alterra for 45 assisted living facilities with a depreciated book value of $103,293,000 at December 31, 2003. A joint venture between Fortress Investment Group LLC and Emeritus Corporation was the winning bidder at a bankruptcy auction held on July 17, 2003. The bankruptcy court confirmed Alterra's plan of reorganization on November 26, 2003. In connection with confirmation of Alterra's plan, our master lease was assumed and the acquisition of Alterra by the Fortress-Emeritus joint venture was approved. This transaction has closed. Alterra remained current on rental payments throughout the bankruptcy process.

Risk Factors Related to Government Regulations

Our operators' businesses are affected by government reimbursement and private payor rates. To the extent that any skilled nursing or specialty care facility receives a significant portion of its revenues from governmental payors, primarily Medicare and Medicaid, such revenues may be subject to statutory and regulatory changes, retroactive rate adjustments, recovery of program overpayments or set-offs, administrative rulings, policy interpretations, payment or other delays by fiscal intermediaries, government funding restrictions (at a program level or with respect to specific facilities) and interruption or delays in payments due to any ongoing governmental investigations and audits at such facility. In recent years, governmental payors have frozen or reduced payments to health care providers due to budgetary pressures. This trend in health care reimbursement will likely continue to be of paramount importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or effect any future legislative reforms may have on the financial condition of the skilled nursing industry, the specialty care industry or on the health care industry in general. There can be no assurance that adequate reimbursement levels will continue to be available for services provided by any facility operator, whether the facility receives reimbursement from Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on an operator's liquidity, financial condition and results of operations, which could adversely affect the ability of an operator to meet its obligations to us. See "Item 1 — Business — Certain Government Regulations — Reimbursement" above.

Risk Factors Related to Liability Claims and Insurance Costs

Long-term care facility operators (assisted living and skilled nursing facilities) have experienced substantial increases in both the number and size of patient care liability claims in recent years, particularly in the states of Texas and Florida. As a result, general and professional liability costs have increased and may continue to increase. Nationwide, long-term care liability insurance rates are increasing because of large jury awards in states like Texas and Florida. Over the past two years, both Texas and Florida have adopted skilled nursing facility liability laws that modify or limit tort damages. Despite some of these reforms, the long-term care industry overall continues to experience very high general and professional liability costs. Insurance companies have responded to this claim crisis by severely restricting their capacity to write long-term care general and professional liability policies. No assurances can be given that the climate for long-term care general and professional liability insurance will improve in any of the foregoing states or any other states where the facility operators conduct business. Insurance companies may continue to reduce or stop writing general and professional liability policies for skilled nursing and assisted living facilities. Thus, general professional liability insurance coverage may be restricted or very costly, which may adversely affect the facility operators' future operations, cash flows and financial condition, and may have a material adverse effect on the facility operators' ability to meet their obligations to us.

Risk Factors Related to Acquisitions

We are exposed to the risk that our future acquisitions may not prove to be successful. We could encounter unanticipated difficulties and expenditures relating to any acquired properties, including contingent liabilities, and newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we agree to provide construction financing to an operator and the project is not completed, we may need to take steps to ensure completion of the project or we could lose the property. Moreover, if we issue equity securities or incur additional debt, or both, to finance future acquisitions, it may reduce our per share financial results. These costs may negatively affect our results of operations.

Risk Factors Related to Environmental Laws

Under various federal and state laws, owners or operators of real estate may be required to respond to the release of hazardous substances on the property and may be held liable for property damage, personal injuries or penalties that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination. Generally, such liability attaches to a person based on the person's relationship to the property. Our lessees or borrowers are primarily responsible for the condition of the property and since we are a passive landlord, we do not "participate in the management" of any property in which we have an interest. Moreover, we review environmental site assessments of the properties that we own or encumber prior to taking an interest in them. Those assessments are designed to meet the "all appropriate inquiry" standard, which qualifies us for the innocent purchaser defense if environmental liabilities arise. Based upon such assessments, we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination, which could have a material adverse effect on our business or financial condition.

Risk Factors Related to Reinvestment of Sale Proceeds

From time to time, we will have cash available from (1) the proceeds of sales of shares of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. We must re-invest these proceeds, on a timely basis, in health care investments or in qualified short-term investments. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us. Delays in acquiring properties may negatively impact revenues and perhaps our ability to increase our distributions to stockholders.

Risk Factors Related to Our Structure

We are also subject to a number of risks on the corporate level. First, we might fail to qualify or remain qualified as a REIT. We intend to operate as a REIT under the Internal Revenue Code and believe we have and will continue to operate in such a manner. Since REIT qualification requires us to meet a number of complex requirements, it is possible that we may fail to fulfill them, and if we do, our earnings will be reduced by the amount of federal taxes owed. A reduction in our earnings would affect the amount we could distribute to our stockholders. Also, if we were not a REIT, we would not be required to make distributions to stockholders since a non-REIT is not required to pay dividends to stockholders amounting to at least 90% of its annual taxable income. See "Item 1 — Business — Taxation" for a discussion of the provisions of the Internal Revenue Code that apply to us and the effects of non-qualification.

Second, our Second Restated Certificate of Incorporation and Amended and Restated By-Laws contain anti-takeover provisions (staggered board provisions, restrictions on share ownership and transfer, and super majority stockholder approval requirements for business combinations) that could make it more difficult for or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. Further, we have a "poison pill" rights plan that has anti-takeover effects. The rights plan, if triggered, would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the Board of Directors. Provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Third, we are dependent on key personnel. Although we have entered into employment agreements with our executive officers, losing any one of them could, at least temporarily, have an adverse impact on our operations. We believe that losing more than one would have a material adverse impact on our business.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We seek to mitigate the effects of fluctuations in interest rates by matching the terms of new investments with new long-term fixed rate borrowings to the extent possible. The following section is presented to provide a discussion of the risks associated with potential fluctuations in interest rates.

We historically borrow on our lines of credit arrangements to make acquisitions of, loans to or to construct health care facilities. Then, as market conditions dictate, we will issue equity or long-term fixed rate debt to repay the borrowings under the lines of credit arrangements.

A change in interest rates will not affect the interest expense associated with our fixed rate debt. Interest rate changes, however, will affect the fair value of such debt. A 1% increase in interest rates would result in a decrease in fair value of our senior unsecured notes by approximately $31,473,000 at December 31, 2003 ($15,145,000 at December 31, 2002). Changes in the interest rate environment upon maturity of this fixed rate debt could have an effect on our future cash flows and earnings, depending on whether the debt is replaced with other fixed rate debt, with variable rate debt, with equity or by the sale of assets.

Our variable rate debt, including our unsecured and secured lines of credit arrangements, is reflected at fair value. At December 31, 2003, we did not have any borrowings outstanding on our unsecured or secured lines of credit arrangements. As such, a 1% increase in interest rates would have no effect on our annual interest expense. However, as an example, if borrowings totaled $50,000,000, a 1% increase in interest rates would result in increased annual interest expense of $500,000. At December 31, 2002, we had $113,500,000 outstanding related to this variable rate debt and assuming no changes in outstanding balances, a 1% increase in interest rates would result in increased annual interest expense of $1,135,000.

We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of such refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings were completed pursuant to indentures or contractual agreements that limit the amount of indebtedness we may incur. Accordingly, in the event that we are unable to raise additional equity or borrow money because of these limitations, our ability to acquire additional properties may be limited.

We may or may not elect to use financial derivative instruments to hedge variable interest rate exposure. Such decisions are principally based on our policy to match our variable rate investments with comparable borrowings, but are also based on the general trend in interest rates at the applicable dates and our perception of the future volatility of interest rates.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT AUDITORS

Stockholders and Directors
Health Care REIT, Inc.

We have audited the accompanying consolidated balance sheets of Health Care REIT, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15 (a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Health Care REIT, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 9 to the consolidated financial statements, in 2003 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. As discussed in Note 16 to the consolidated financial statements, in 2002 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

/s/ ERNST & YOUNG LLP

Toledo, Ohio
January 16, 2004

HEALTH CARE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31 2003	December 31 2002
	(In thousands)	
ASSETS		
Real estate investments:		
Real property owned		
Land	**$ 166,408**	$ 112,044
Buildings & improvements	**1,712,868**	1,288,520
Construction in progress	**14,701**	19,833
	1,893,977	1,420,397
Less accumulated depreciation	**(152,440)**	(113,579)
Total real property owned	**1,741,537**	1,306,818
Loans receivable		
Real property loans	**213,480**	208,016
Subdebt investments	**45,254**	14,578
	258,734	222,594
Less allowance for losses on loans receivable	**(7,825)**	(4,955)
	250,909	217,639
Net real estate investments	**1,992,446**	1,524,457
Other assets:		
Equity investments	**3,299**	7,494
Deferred loan expenses	**10,331**	9,291
Cash and cash equivalents	**124,496**	9,550
Receivables and other assets	**52,159**	43,318
	190,285	69,653
Total assets	**$2,182,731**	$1,594,110
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Borrowings under unsecured lines of credit obligations	**$ 0**	$ 109,500
Senior unsecured notes	**865,000**	515,000
Secured debt	**148,184**	51,831
Accrued expenses and other liabilities	**19,868**	20,547
Total liabilities	**1,033,052**	696,878
Stockholders' equity:		
Preferred stock, $1.00 par value:	**120,761**	127,500
Authorized — 25,000,000 shares		
Issued and outstanding — 4,830,444 shares in 2003 and 5,100,000 shares in 2002 at liquidation preference		
Common stock, $1.00 par value:	**50,298**	40,086
Authorized — 125,000,000 shares		
Issued — 50,376,551 shares in 2003 and 40,085,827 shares in 2002		
Outstanding — 50,361,505 shares in 2003 and 40,085,827 shares in 2002		
Capital in excess of par value	**1,069,887**	790,838
Treasury stock	**(523)**	
Cumulative net income	**660,446**	580,496
Cumulative dividends	**(749,166)**	(638,085)
Accumulated other comprehensive income	**1**	(170)
Other equity	**(2,025)**	(3,433)
Total stockholders' equity	**1,149,679**	897,232
Total liabilities and stockholders' equity	**$2,182,731**	$1,594,110

See accompanying notes

HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31		
	2003	2002	2001
	(In thousands, except per share data)		
Revenues:			
Rental income	**$176,504**	$125,601	$84,929
Interest income	**20,768**	26,525	31,294
Transaction fees and other income	**3,759**	2,802	3,848
Prepayment fees			990
	201,031	154,928	121,061
Expenses:			
Interest expense	**54,144**	39,432	28,410
Provision for depreciation	**51,078**	36,384	25,805
General and administrative	**11,483**	9,665	8,078
Loan expense	**2,921**	2,373	1,775
Impairment of assets	**2,792**	2,298	
Loss on extinguishment of debt		403	213
Provision for loan losses	**2,870**	1,000	1,000
	125,288	91,555	65,281
Income from continuing operations	**75,743**	63,373	55,780
Discontinued operations:			
Net gain (loss) on sales of properties	**4,139**	(1,032)	(1,250)
Income from discontinued operations, net	**2,858**	5,318	6,019
	6,997	4,286	4,769
Net income	**82,740**	67,659	60,549
Preferred stock dividends	**9,218**	12,468	13,505
Preferred stock redemption charge	**2,790**		
Net income available to common stockholders	**$ 70,732**	$ 55,191	$47,044
Average number of common shares outstanding:			
Basic	**43,572**	36,702	30,534
Diluted	**44,201**	37,301	31,027
Earnings per share:			
Basic:			
Income from continuing operations available to common stockholders	**$ 1.46**	$ 1.38	$ 1.38
Discontinued operations, net	**0.16**	0.12	0.16
Net income available to common stockholders	**$ 1.62**	$ 1.50	$ 1.54
Diluted:			
Income from continuing operations and after preferred stock dividends	**$ 1.44**	$ 1.37	$ 1.37
Discontinued operations, net	**0.16**	0.11	0.15
Net income available to common stockholders	**$ 1.60**	$ 1.48	$ 1.52

See accompanying notes

HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Treasury Stock	Cumulative Net Income	Cumulative Dividends	Accumulated Other Comprehensive Income	Other Equity	Total
Balances at January 1, 2001	$150,000	$28,806	$ 528,138	$ 0	$452,288	$(455,676)	$(744)	$(4,205)	$ 698,607
Comprehensive income:									
Net income					60,549				60,549
Other comprehensive income:									
Unrealized loss on equity investments							(52)		(52)
Foreign currency translation adjustment							(127)		(127)
Total comprehensive income									60,370
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		484	10,070					(1,739)	8,815
Restricted stock amortization								1,164	1,164
Net proceeds from sale of common stock		3,450	70,734						74,184
Cash dividends:									
Common stock-$2.335 per share						(71,765)			(71,765)
Preferred stock, Series B-$2.22 per share						(6,656)			(6,656)
Preferred stock, Series C-$2.27 per share						(6,849)			(6,849)
Balances at December 31, 2001	150,000	32,740	608,942	0	512,837	(540,946)	(923)	(4,780)	757,870
Comprehensive income:									
Net income					67,659				67,659
Other comprehensive income:									
Unrealized loss on equity investments							(66)		(66)
Foreign currency translation adjustment							819		819
Total comprehensive income									68,412
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		1,182	25,373					(208)	26,347
Restricted stock amortization								1,555	1,555
Net proceeds from sale of common stock		5,286	134,901						140,187
Conversion of preferred stock	(22,500)	878	21,622						0
Cash dividends:									
Common stock-$2.34 per share						(84,671)			(84,671)
Preferred stock, Series B-$2.22 per share						(6,656)			(6,656)
Preferred stock, Series C-$2.28 per share						(5,812)			(5,812)
Balances at December 31, 2002	127,500	40,086	790,838	0	580,496	(638,085)	(170)	(3,433)	897,232
Comprehensive income:									
Net income					**82,740**				**82,740**
Other comprehensive income:									
Unrealized loss on equity investments							**(11)**		**(11)**
Foreign currency translation adjustment							**182**		**182**
Total comprehensive income									**82,911**
Proceeds from issuance of common stock from dividend reinvestment and stock incentive plans, net of forfeitures		**2,725**	**75,649**	**(523)**				**53**	**77,904**
Restricted stock amortization								**1,182**	**1,182**
Option compensation expense								**173**	**173**
Proceeds from issuance of preferred stock	**126,500**		**(3,150)**						**123,350**
Redemption of preferred stock	**(75,000)**		**2,790**		**(2,790)**				**(75,000)**
Net proceeds from sale of common stock		**5,263**	**147,745**						**153,008**
Conversion of preferred stock	**(58,239)**	**2,224**	**56,015**						**0**
Cash dividends:									
Common stock-$2.34 per share						**(101,863)**			**(101,863)**
Preferred stock, Series B-$2.22 per share						**(3,605)**			**(3,605)**
Preferred stock, Series C-$2.25 per share						**(1,439)**			**(1,439)**
Preferred stock, Series D-$1.97 per share						**(3,784)**			**(3,784)**
Preferred stock, Series E-$1.50 per share						**(390)**			**(390)**
Balances at December 31, 2003	**$120,761**	**$50,298**	**$1,069,887**	**$(523)**	**$660,446**	**$(749,166)**	**$ 1**	**$(2,025)**	**$1,149,679**

See accompanying notes

HEALTH CARE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2003	2002	2001
		(In thousands)	
Operating activities			
Net income	**$ 82,740**	$ 67,659	$ 60,549
Adjustments to reconcile net income to net cash provided from operating activities:			
Provision for depreciation	**52,870**	40,350	30,464
Amortization	**3,957**	3,928	2,977
Provision for loan losses	**2,870**	1,000	1,000
Impairment of assets	**2,792**	2,298	
Transaction fees earned greater than cash received		(1,530)	(1,039)
Rental income in excess of cash received	**(14,928)**	(9,256)	(6,614)
Equity in (earnings) losses of affiliated companies	**(270)**	(15)	(332)
(Gain) loss on sales of properties	**(4,139)**	1,032	1,250
Increase (decrease) in accrued expenses and other liabilities	**(679)**	1,320	3,249
Decrease (increase) in receivables and other assets	**4,308**	(1,419)	(2,822)
Net cash provided from (used in) operating activities	**129,521**	105,367	88,682
Investing activities			
Investment in real property	**(410,413)**	(409,706)	(147,081)
Investment in loans receivable and subdebt investments	**(105,655)**	(88,516)	(48,284)
Other investments, net of payments	**4,637**	(228)	(913)
Principal collected on loans receivable and subdebt investments	**57,081**	92,970	94,337
Proceeds from sales of properties	**65,455**	52,279	22,579
Other	**149**	(229)	(262)
Net cash provided from (used in) investing activities	**(388,746)**	(353,430)	(79,624)
Financing activities			
Net increase (decrease) under unsecured lines of credit arrangements	**(109,500)**	109,500	(119,900)
Proceeds from issuance of senior unsecured notes and secured debt	**350,000**	150,000	175,000
Principal payments on senior unsecured notes		(47,250)	(17,750)
Principal payments on secured debt	**(4,891)**	(29,383)	(31,090)
Net proceeds from the issuance of common stock	**231,435**	166,534	82,999
Net proceeds from the issuance of preferred stock	**96,850**		
Redemption of preferred stock	**(75,000)**		
Decrease (increase) in deferred loan expense	**(3,642)**	(4,475)	(6,065)
Cash distributions to stockholders	**(111,081)**	(97,139)	(85,270)
Net cash provided from (used in) financing activities	**374,171**	247,787	(2,076)
Increase (decrease) in cash and cash equivalents	**114,946**	(276)	6,982
Cash and cash equivalents at beginning of year	**9,550**	9,826	2,844
Cash and cash equivalents at end of year	**$ 124,496**	$ 9,550	$ 9,826
Supplemental cash flow information-interest paid	**$ 50,698**	$ 39,466	$ 29,014

See accompanying notes

1. Accounting Policies and Related Matters

Industry

We are a self-administered, equity real estate investment trust that invests primarily in long-term care facilities, which include skilled nursing and assisted living facilities. We also invest in specialty care facilities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries after the elimination of all significant intercompany accounts and transactions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less.

Loans Receivable

Loans receivable consist of mortgage loans, construction loans, working capital loans and subdebt investments. Interest income on loans is recognized as earned based upon the principal amount outstanding subject to an evaluation of collectibility risks. The mortgage loans are primarily collateralized by a first or second mortgage lien or leasehold mortgage on or assignment of partnership interest in the related facilities. The working capital loans are generally secured by interests in receivables and corporate guaranties. Subdebt investments represent debt instruments to operators of facilities that have been financed by us. These obligations are generally secured by the operator's leasehold rights and corporate guaranties.

Real Property Owned

Real property owned consists of land, buildings and improvements owned by us. The allocation of the acquisition costs of properties is based on appraisals commissioned from independent real estate appraisal firms. Substantially all of the properties owned by us are leased under operating leases and are recorded at cost. These properties are depreciated on a straight-line basis over their estimated useful lives which range from 15 to 40 years for buildings and five to 15 years for improvements. The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be changed. We consider external factors relating to each asset. If these external factors and the projected undiscounted cash flows of the asset over the remaining depreciation period indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair market value. The leases generally extend for a minimum seven-year period and provide for payment of all taxes, insurance and maintenance by the tenants. In general, operating lease income includes base rent payments plus fixed annual rent increases, which are recognized on a straight-line basis over the minimum lease period subject to an evaluation of collectibility risks. This income is greater than the amount of cash received during the first half of the lease term.

Capitalization of Construction Period Interest

We capitalize interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the balance outstanding during the construction period using the rate of interest which approximates our cost of financing.

We capitalized interest costs of $1,535,000, $170,000, and $841,000, during 2003, 2002 and 2001, respectively, related to construction of real property owned by us. Our interest expense reflected in the consolidated statements of income has been reduced by the amounts capitalized.

Deferred Loan Expenses

Deferred loan expenses are costs incurred by us in connection with the issuance and amendments of short-term and long-term debt. We amortize these costs over the term of the debt using the straight-line method, which approximates the interest yield method.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate to absorb potential losses in our loans receivable. The determination of the allowance is based on a quarterly evaluation of these loans, including general economic conditions and estimated collectibility of loan payments. We evaluate the collectibility of our loans receivable based on a combination of factors, including, but not limited to, delinquency status, historical loan charge-offs, financial strength of the borrower and guarantors and value of the underlying property. If such factors indicate that there is greater risk of loan charge-offs, additional allowances or placement on non-accrual status may be required. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the original loan agreement. Consistent with this definition, all loans on non-accrual are deemed impaired. At December 31, 2003, we had loans with outstanding balances of $30,523,000 on non-accrual status ($15,311,000 at December 31, 2002). A significant portion of this balance relates to our mortgage loan with Doctors Community Health Care Corporation. To the extent circumstances improve and the risk of collectibility is diminished, we will return these loans to full accrual status.

Equity Investments

We had an investment in Atlantic Healthcare Finance L.P., a property group that specializes in the financing, through sale and leaseback transactions, of nursing and care homes located in the United Kingdom. This investment was accounted for using the equity method of accounting because we had the ability to exercise significant influence, but not control, over the investee due to our 31% ownership interest. In October 2003, we sold our investment in Atlantic Healthcare Finance L.P. generating a net gain of $902,000.

Other equity investments, which consist of investments in private and public companies for which we do not have the ability to exercise influence, are accounted for under the cost method. Under the cost method of accounting, investments in private companies are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings and additional investments. For investments in public companies that have readily determinable fair market values, we classify our equity investments as available-for-sale and, accordingly, record these investments at their fair market values with unrealized gains and losses included in accumulated other comprehensive income, a separate component of stockholders' equity. These investments represent a minimal ownership interest in these companies.

Foreign Currency Translation

For our investment in Atlantic Healthcare Finance L.P., the functional currency was the local currency. The income and expenses of the entity were translated into U.S. dollars using the average exchange rates for the reporting period to derive our equity earnings. Translation adjustments were recorded in accumulated other comprehensive income, a separate component of stockholders' equity.

Transaction Fees

Transaction fees are earned by us for our agreement to provide direct and standby financing to, and credit enhancement for, owners and operators of health care facilities. We amortize transaction fees over the initial fixed term of the lease, the loan or the construction period related to such investments.

Federal Income Tax

No provision has been made for federal income taxes since we have elected to be treated as a real estate investment trust under the applicable provisions of the Internal Revenue Code, and we believe that we have met the requirements for qualification as such for each taxable year. See Note 11.

Net Income Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding for the period adjusted for non-vested shares of restricted stock. The computation of diluted earnings per share is similar to basic earnings per share, except that the number of shares is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes unrealized gains or losses on our equity investments ($1,000 and $12,000 at December 31, 2003 and 2002, respectively) and foreign currency translation adjustments ($0 and ($182,000) at December 31, 2003 and 2002, respectively). These items are included as components of stockholders' equity.

New Accounting Standards

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. Statement 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Statement 145 is effective for fiscal years beginning after December 15, 2002. We adopted the standard effective January 1, 2003.

Effective January 1, 2003, we commenced recognizing compensation expense for employee stock options in accordance with Statement 123 on a prospective basis. See Note 9.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Interpretation is effective for financial statements issued for the first period ending after March 15, 2004. We are currently evaluating the effects, if any, of the issuance of the Interpretation.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Statement 150 requires that certain financial instruments be classified as liabilities (or assets in certain circumstances) rather than as equity. Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the standard effective July 1, 2003 and have determined that none of our financial instruments are impacted by Statement 150.

Emerging Issues Task Force (EITF) Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock should be subtracted from net earnings to determine net income available to common stockholders in the calculation of earnings per share. At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission Observer clarified that for purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders' equity section those costs were initially classified upon issuance. On July 15, 2003, we redeemed all 3,000,000 shares of our 8.875% Series B Cumulative Redeemable Preferred Stock. The costs to issue these securities were recorded as a reduction to paid-in capital, and to implement the clarified accounting pronouncement, we recorded a non-cash, non-recurring charge of $2,790,000, or $0.06 per diluted share, in the third quarter of 2003 to reduce net income available to common stockholders.

2. Loans Receivable

The following is a summary of loans receivable (in thousands):

	December 31	
	2003	**2002**
Mortgage loans	**$163,869**	$178,942
Mortgage loans to related parties	**270**	819
Construction loans	**164**	
Working capital loans	**49,177**	28,255
Subdebt investments	**45,254**	14,578
Totals	**$258,734**	$222,594

Loans to related parties (an entity whose ownership includes one Company director) included above are at rates comparable to other third-party borrowers equal to or greater than our net interest cost on borrowings to support such loans. The amount of interest income and commitment fees from related parties amounted to $36,000, $59,000, and $108,000 for 2003, 2002 and 2001, respectively.

The following is a summary of mortgage loans at December 31, 2003:

Final Payment Due	Number of Loans	Payment Terms	Principal Amount at Inception	Carrying Amount
			(In thousands)	
2002	1	Monthly payments of $200,971, including interest of 12.83%	$ 21,500	$ 18,797
2005	6	Monthly payments from $19,396 to $63,548, including interest from 10.50% to 13.04%	13,913	18,313
2006	11	Monthly payments from $1,355 to $250,000, including interest from 1.98% to 12.93%	46,429	45,248
2007	3	Monthly payments from $50,899 to $130,182, including interest from 10.78% to 15.21%	13,034	20,659
2008	2	Monthly payments from $2,385 to $95,917, including interest from 11.50% to 15.61%	7,210	7,393
2009	7	Monthly payments from $1,466 to $37,487, including interest from 6.50% to 10.90%	32,149	25,410
2012	1	Monthly payments of $114,565, including interest of 10.825%	12,700	12,700
2013	1	Monthly payments of $17,352, including interest of 12.17%	185	1,711
2015	1	Monthly payments of $2,061, including interest of 9.00%	154	275
2016	2	Monthly payments from $6,573 to $28,761, including interest of 10.00%	4,045	4,240
2017	1	Monthly payments of $23,269, including interest of 8.11%	907	3,443
2018	1	Monthly payments of $55,077, including interest of 10.65%	7,000	5,950
		Totals	$159,226	$164,139

3. Real Property Owned

The following table summarizes certain information about our real property owned as of December 31, 2003 (dollars in thousands):

	Number of Facilities	Land	Building & Improvements	Total Investment	Accumulated Depreciation
Assisted Living Facilities:					
Arizona	6	$ 3,684	$ 41,900	$ 45,584	$ 2,243
California	8	8,420	53,553	61,973	3,131
Colorado	1	940	3,721	4,661	184
Connecticut	5	6,040	40,578	46,618	3,546
Florida	18	8,103	86,352	94,455	13,232
Georgia	5	4,336	28,446	32,782	4,853
Idaho	4	1,675	29,615	31,290	524
Illinois	1	670	6,780	7,450	351
Indiana	13	2,891	61,732	64,623	9,228
Kentucky	1	490	7,610	8,100	102
Louisiana	1	1,100	10,161	11,261	1,948
Maryland	7	4,600	62,950	67,550	7,429
Massachusetts	5	4,860	51,421	56,281	1,405
Mississippi	2	1,080	13,470	14,550	355
Montana	2	910	7,282	8,192	802
Nevada	3	2,086	26,235	28,321	4,386
New Jersey	3	2,040	16,841	18,881	2,118
New York	3	2,390	21,982	24,372	690
North Carolina	42	18,133	184,153	202,286	8,273
Ohio	8	3,214	35,208	38,422	4,360
Oklahoma	16	1,928	24,346	26,274	5,044
Oregon	4	1,767	16,249	18,016	1,422
Pennsylvania	4	1,951	17,313	19,264	2,258
South Carolina	8	4,972	37,919	42,891	2,179
Tennessee	6	2,376	17,336	19,712	1,755
Texas	16	9,046	61,664	70,710	8,993
Utah	1	1,060	6,142	7,202	487
Virginia	5	2,624	27,378	30,002	745
Washington	6	5,000	27,676	32,676	844
Wisconsin	1	420	4,006	4,426	210
Construction in progress	2			14,701	
Total Assisted Living Facilities	207	108,806	1,030,019	1,153,526	93,097

	Number of Facilities	Land	Building & Improvements	Total Investment	Accumulated Depreciation
Skilled Nursing Facilities:					
Alabama	7	$ 2,910	$ 37,909	$ 40,819	$ 583
Arizona	1	180	3,989	4,169	743
California	1	1,460	3,942	5,402	1,046
Colorado	1	370	6,051	6,421	1,103
Florida	9	4,382	59,034	63,416	10,002
Georgia	2	2,190	9,392	11,582	156
Idaho	3	2,010	20,662	22,672	3,486
Illinois	4	1,110	22,346	23,456	2,247
Kentucky	3	1,160	15,515	16,675	700
Maryland	1	390	4,010	4,400	121
Massachusetts	15	11,438	126,568	138,006	12,257
Mississippi	8	1,385	29,691	31,076	612
Missouri	3	1,247	23,133	24,380	1,020
Ohio	5	4,286	62,592	66,878	5,000
Oklahoma	1	470	5,673	6,143	981
Oregon	1	300	5,316	5,616	935
Pennsylvania	4	869	19,174	20,043	3,906
Tennessee	15	6,480	82,250	88,730	4,323
Texas	4	2,000	25,948	27,948	951
Virginia	2	1,891	7,312	9,203	261
Total Skilled Nursing Facilities	90	46,528	570,507	617,035	50,433
Specialty Care Facilities:					
Florida	1	979		979	
Illinois	1	3,650	12,960	16,610	233
Massachusetts	4	3,425	71,937	75,362	8,554
Ohio	1	3,020	27,445	30,465	123
Total Specialty Care Facilities	7	11,074	112,342	123,416	8,910
Total Real Property Owned	304	$166,408	$1,712,868	$1,893,977	$152,440

At December 31, 2003, future minimum lease payments receivable under operating leases are as follows (in thousands):

2004	$ 188,459
2005	193,010
2006	197,716
2007	202,742
2008	207,804
Thereafter	1,748,369
Totals	$2,738,100

We purchased $12,433,000, $33,972,000 and $13,683,000 of real property that had previously been financed by the Company with loans in 2003, 2002 and 2001, respectively. We converted $36,794,000 of completed construction projects into operating lease properties in 2003. We acquired properties which included the assumption of mortgages totaling $101,243,000 and $2,248,000 in 2003 and 2002, respectively. These non-cash activities are appropriately not reflected in the accompanying statements of cash flows.

During the year ended December 31, 2003, it was determined that the projected undiscounted cash flows from a property did not exceed its related net book value and an impairment charge of $2,792,000 was recorded to reduce the property to its estimated fair market value. The estimated fair market value of the property was determined by an independent appraisal. During the year ended December 31, 2002, it was determined that the projected undiscounted cash flows from three properties did not exceed their related net book values and impairment charges of $2,298,000 were recorded to reduce the properties to their estimated fair market values. The estimated fair market values of the properties were determined by offers to purchase received from third parties or estimated net sales proceeds.

4. Concentration of Risk

As of December 31, 2003, long-term care facilities, which include skilled nursing and assisted living facilities, comprised 92% (92% at December 31, 2002) of our real estate investments and were located in 33 states. Investments in assisted living facilities comprised 60% (57% at December 31, 2002) of our real estate investments. The following table summarizes certain information about our operator concentration as of December 31, 2003 (dollars in thousands):

	Number of Facilities	Total Investment(1)	Percent of Investment(2)
Concentration by investment:			
Emeritus Corporation	30	$ 232,018	12%
Southern Assisted Living, Inc.	46	211,633	11%
Commonwealth Communities L.L.C.	14	200,127	10%
Home Quality Management, Inc.	25	143,113	7%
Life Care Centers of America, Inc.	17	120,810	6%
Remaining Operators (42)	196	1,095,765	54%
Totals	328	$2,003,466	100%

	Number of Facilities	Total Revenues(3)	Percent of Revenue(4)
Concentration by revenue:			
Commonwealth Communities L.L.C.	14	$ 26,592	13%
Home Quality Management, Inc.	25	14,886	7%
Life Care Centers of America, Inc.	17	14,525	7%
Merrill Gardens L.L.C.	12	14,397	7%
Alterra Healthcare Corporation	45	14,293	7%
Remaining Operators (42)	215	122,221	59%
Totals	328	$ 206,914	100%

(1) Investments include real estate investments and credit enhancements which amounted to $2,000,271,000 and $3,195,000, respectively.

(2) Investments with top five operators comprised 45% of total investments at December 31, 2002.

(3) Revenues include gross revenues and revenues from discontinued operations for the year ended December 31, 2003.

(4) Revenues from top five operators were 43% and 40% for the years ended December 31, 2002 and 2001, respectively.

5. Allowance for Loan Losses

The following is a summary of the allowance for loan losses (in thousands):

	Year Ended December 31		
	2003	**2002**	**2001**
Balance at beginning of year	**$4,955**	$6,861	$5,861
Provision for loan losses	**2,870**	1,000	1,000
Charge-offs		(2,906)	
Balance at end of year	**$7,825**	$4,955	$6,861

6. Borrowings Under Lines of Credit Arrangements and Related Items

We have an unsecured credit arrangement with a consortium of eight banks providing for a revolving line of credit ("revolving credit") in the amount of $310,000,000, which expires on May 15, 2006. The agreement specifies that borrowings under the revolving credit are subject to interest payable in periods no longer than three months on either the agent bank's prime rate of interest or 1.3% over LIBOR interest rate, at our option (2.43% at December 31, 2003). In addition, we pay a commitment fee based on an annual rate of 0.325% and an annual agent's fee of $50,000. Principal is due upon expiration of the agreement. We have another unsecured line of credit arrangement with a bank for a total of $30,000,000, which expires May 31, 2004. Borrowings under this line of credit are subject to interest at either the bank's prime rate of interest or 2.00% over LIBOR interest rate, at our option (4.00% at December 31, 2003) and are due on demand.

The following information relates to aggregate borrowings under the unsecured lines of credit arrangements (in thousands, except percentages):

	Year Ended December 31		
	2003	**2002**	**2001**
Balance outstanding at December 31	**$ 0**	$109,500	$ 0
Maximum amount outstanding at any month end	**156,900**	130,000	140,800
Average amount outstanding (total of daily principal balances divided by days in year)	**64,420**	69,180	66,217
Weighted average interest rate (actual interest expense divided by average borrowings outstanding)	**4.46%**	4.58%	7.67%

7. Senior Unsecured Notes and Secured Debt

We have $865,000,000 of senior unsecured notes with annual interest rates ranging from 6.00% to 8.17%.

We have 30 mortgage loans totaling $148,184,000, collateralized by health care facilities with annual interest rates ranging from 6.18% to 12.00%. The carrying values of the health care properties securing the mortgage loans totaled $219,575,000 at December 31, 2003.

We had a $60,000,000 secured line of credit with interest at the lender's prime rate or 2.0% over LIBOR, at our option, with a floor of 7.0% (7.0% at December 31, 2003) that expired in February 2004. We do not intend to replace this secured facility.

Our debt agreements contain various covenants, restrictions and events of default. Among other things, these provisions require us to maintain certain financial ratios and minimum net worth and impose certain limits on our ability to incur indebtedness, create liens and make investments or acquisitions.

At December 31, 2003, the annual principal payments on these long-term obligations are as follows (in thousands):

	Senior Unsecured Notes	Secured Line of Credit	Mortgage Loans	Totals
2004	$ 40,000	$ 0	$ 5,828	$ 45,828
2005			2,522	2,522
2006	50,000		2,703	52,703
2007	175,000		14,709	189,709
2008	100,000		9,879	109,879
2009			12,938	12,938
2010			8,948	8,948
Thereafter	500,000		90,657	590,657
Totals	$865,000	$ 0	$148,184	$1,013,184

8. Stock Incentive Plans and Retirement Arrangements

Our 1995 Stock Incentive Plan authorizes up to 4,024,673 shares of common stock to be issued at the discretion of the Board of Directors. The 1995 Plan replaced the 1985 Incentive Stock Option Plan. The options granted under the 1985 Plan continue to vest through 2005 and expire ten years from the date of grant. Our officers and key salaried employees are eligible to participate in the 1995 Plan. The 1995 Plan allows for the issuance of stock options, restricted stock grants and Dividend Equivalency Rights. There were no Dividend Equivalency Rights outstanding under the 1995 Plan for any of the years presented. In addition, we have a Stock Plan for Non-Employee Directors, which authorizes up to 432,000 shares to be issued.

The following summarizes the activity in the plans for the years ended December 31 (shares in thousands):

	Year Ended December 31					
	2003		2002		2001	
Stock Options	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Options at beginning of year	**1,606**	**$21.99**	2,387	$21.23	2,003	$20.34
Options granted	**340**	**25.82**	40	27.17	515	23.89
Options exercised	**(420)**	**20.95**	(821)	20.54	(111)	18.63
Options terminated	**(23)**	**22.35**			(20)	17.73
Options at end of year	**1,503**	**$23.15**	1,606	$21.99	2,387	$21.23
Options exercisable at end of year	**817**	**$22.69**	838	$21.98	1,161	$21.27
Weighted average fair value of options granted during the year		**$ 1.74**		$ 2.10		$ 1.43

Vesting periods for options and restricted shares range from six months for directors to five years for officers and key salaried employees. Options expire ten years from the date of grant. We granted 110,000, 8,000, and 75,750 restricted shares during 2003, 2002 and 2001, respectively, including 12,000, 8,000, and

8,000 shares for directors in 2003, 2002 and 2001, respectively. Expense, which is recognized as the shares vest based on the market value at the date of the award, totaled $1,984,000, $1,555,000 and $1,164,000, in 2003, 2002 and 2001, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Per Share Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number Exercisable	Weighted Average Exercise Price
$16–$20	392	$17.60	6.8	265	$17.76
$20–$25	585	24.26	7.2	320	24.13
$25–$30	526	26.04	8.3	232	26.31
Totals	1,503	$23.15	7.5	817	$22.69

We have a 401(k) Profit Sharing Plan and Money Purchase Pension Plan ("the Plans") covering all eligible employees. Under the Plans, eligible employees may make contributions, and we may make matching contributions and a profit sharing contribution. Our contributions to these Plans totaled $206,000, $184,000 and $175,000 in 2003, 2002 and 2001, respectively.

We have a non-qualified senior executive retirement plan designed to provide pension benefits for certain officers. Pension benefits are based on compensation and length of service and the plan is unfunded. The accrued liability for the plan was $412,000 at December 31, 2003 ($206,000 at December 31, 2002).

9. Other Equity

Other equity consists of the following (in thousands):

	December 31		
	2003	2002	2001
Accumulated compensation expense related to stock options	**$ 173**	$ 0	$ 0
Unamortized restricted stock	**(2,198)**	(3,433)	(4,780)
Totals	**$(2,025)**	$(3,433)	$(4,780)

Unamortized restricted stock represents the unamortized value of restricted stock granted to employees and directors. Expense, which is recognized as the shares vest based on the market value at the date of the award, totaled $1,182,000, $1,555,000 and $1,164,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In December 2002, the Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which we are required to adopt for fiscal years beginning after December 15, 2002, with transition provisions for certain matters. Statement 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Effective January 1, 2003, we commenced recognizing compensation expense in accordance with Statement 123 on a prospective basis. Accumulated option compensation expense represents the amount of amortized compensation costs related to stock options awarded to employees and directors in 2003.

The following table illustrates the effect on net income available to common stockholders if we had applied the fair value recognition provisions of Statement 123 to stock-based compensation for options granted since 1995 but prior to adoption at January 1, 2003 (in thousands, except per share data):

	Year Ended December 31		
	2003	2002	2001
Numerator:			
Net income available to common stockholders — as reported	**$70,732**	$55,191	$47,044
Deduct: Additional stock-based employee compensation expense determined under fair value based method for all awards	**405**	539	465
Net income available to common stockholders — pro forma	**$70,327**	$54,652	$46,579
Denominator:			
Basic weighted average shares — as reported and pro forma	**43,572**	36,702	30,534
Effect of dilutive securities:			
Employee stock options — pro forma	**388**	394	178
Non-vested restricted shares	**202**	162	255
Dilutive potential common shares	**590**	556	433
Diluted weighted average shares — pro forma	**44,162**	37,258	30,967
Net income available to common stockholders per share — as reported			
Basic	**$ 1.62**	$ 1.50	$ 1.54
Diluted	**1.60**	1.48	1.52
Net income available to common stockholders per share — pro forma			
Basic	**1.61**	1.49	1.53
Diluted	**1.59**	1.47	1.50

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	**9.1%**	8.0%	9.3%
Expected volatility	**25.2%**	24.3%	24.3%
Risk-free interest rate	**3.73%**	3.44%	3.44%
Expected life (in years)	**7**	7	7
Weighted-average fair value	**$1.74**	$2.10	$1.43

10. Preferred Stock

In January 1999, we sold 3,000,000 shares of Series C Cumulative Convertible Preferred Stock. These shares had a liquidation value of $25.00 per share and paid dividends equivalent to the greater of (i) the annual dividend rate of $2.25 per share (a quarterly dividend rate of $0.5625 per share); or (ii) the quarterly dividend then payable per common share on an as converted basis. The preferred shares were convertible into common stock at a conversion price of $25.625 per share. We had the right to redeem the preferred shares after five years. During the year ended December 31, 2003, the holder of our Series C Cumulative Convertible

Preferred Stock converted 2,100,000 shares into 2,049,000 shares of common stock. At December 31, 2003, the Series C Cumulative Convertible Preferred Stock has been fully converted into common stock.

In July 2003, we closed a public offering of 4,000,000 shares of 7.875% Series D Cumulative Redeemable Preferred Stock. These shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at par plus accrued and unpaid dividends thereon to the redemption date on or after July 9, 2008. A portion of the proceeds from this offering were used to redeem all 3,000,000 shares of our 8.875% Series B Cumulative Redeemable Preferred Stock on July 15, 2003, at a redemption price of $25.00 per share plus accrued and unpaid dividends.

In September 2003, we issued 1,060,000 shares of 6% Series E Cumulative Convertible and Redeemable Preferred Stock as partial consideration for an acquisition of assets by the Company, with the shares valued at $26,500,000 for such purposes. The shares were issued to Southern Assisted Living, Inc. and certain of its stockholders without registration in reliance upon the federal statutory exemption of Section 4(2) of the Securities Act of 1933, as amended. The shares have a liquidation value of $25.00 per share. Dividends are payable quarterly in arrears. The preferred stock, which has no stated maturity, may be redeemed by us at par plus accrued and unpaid dividends thereon to the redemption date on or after August 15, 2008. The preferred shares are convertible into common stock at a conversion price of $32.66 per share at any time. During the three months ended December 31, 2003, certain holders of our Series E Cumulative Convertible and Redeemable Preferred Stock converted 229,600 shares into 175,700 shares of common stock, leaving 830,400 outstanding at December 31, 2003.

11. Income Taxes and Distributions

To qualify as a real estate investment trust for federal income tax purposes, 90% of taxable income (including 100% of capital gains) must be distributed to stockholders. Real estate investment trusts that do not distribute a certain amount of current year taxable income in the current year are also subject to a 4% federal excise tax. The principal reasons for the difference between undistributed net income for federal income tax purposes and financial statement purposes are the recognition of straight-line rent for reporting purposes, different useful lives and depreciation methods for real property and the provision for loan losses for reporting purposes versus bad debt expense for tax purposes. Cash distributions paid to common stockholders, for federal income tax purposes, are as follows:

	Year Ended December 31		
	2003	2002	2001
Per Share:			
Ordinary income	**$1.365**	$1.655	$1.673
Return of capital	**0.896**	0.671	0.648
Capital gains	**0.079**	0.014	0.019
Totals	**$2.340**	$2.340	$2.340

12. Commitments and Contingencies

We have guaranteed the payment of industrial revenue bonds for one assisted living facility, in the event that the present owner defaults upon its obligations. In consideration for this guaranty, we receive and recognize fees annually related to this arrangement. This guaranty expires upon the repayment of the industrial revenue bonds which currently mature in 2009. At December 31, 2003, we were contingently liable for $3,195,000 under this guaranty.

At December 31, 2003, we had operating lease obligations of $10,758,000 relating to Company office space and six assisted living facilities.

At December 31, 2003, we had outstanding construction financings of $14,865,000 ($14,701,000 for leased properties and $164,000 for construction loans) and were committed to providing additional financing of approximately $15,501,000 to complete construction. At December 31, 2003, we had contingent purchase obligations totaling $62,443,000. These contingent purchase obligations primarily relate to deferred acquisition fundings. Deferred acquisition fundings are contingent upon an operator satisfying certain conditions such as payment coverage and value tests. Rents received from the tenant are increased to reflect the additional investment in the property.

On November 20, 2002, Doctors Community Health Care Corporation and five subsidiaries ("Doctors") filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Columbia. Doctors stated that its bankruptcy filing was due to the bankruptcy of National Century Financial Enterprises and affiliates, which halted payments to health care providers, including Doctors. We have provided mortgage financing to Doctors in the form of a loan secured by the Pacifica Hospital of the Valley in Sun Valley, CA, and the other assets of the Pacifica of the Valley Corporation, one of the debtor subsidiaries. The outstanding principal balance of the loan was approximately $18,797,000 on December 31, 2003. Pursuant to procedures approved by the bankruptcy court, the assets of Doctors were the subject of an auction held on December 10 through December 16, 2003. At the conclusion of that auction, the debtors' independent director declared certain members of Doctors' management the winning bidder. Their bid contemplates a reorganization of Doctors and its subsidiaries with new equity and debt capitalization. The results of this auction are subject to bankruptcy court approval, which the debtors have stated they intend to seek in connection with a hearing on the confirmation of the debtors' proposed plan of reorganization. Doctors anticipates that this hearing should occur in March or April 2004. Doctors did not make an interest payment for the twelve months ended December 31, 2003. We will not recognize any interest on the loan until payment is received.

Alterra Healthcare Corporation ("Alterra") filed for Chapter 11 bankruptcy protection on January 23, 2003 in the United States Bankruptcy Court for the District of Delaware. We have a master lease with Alterra for 45 assisted living facilities with a depreciated book value of $103,293,000 at December 31, 2003. A joint venture between Fortress Investment Group LLC and Emeritus Corporation was the winning bidder at a bankruptcy auction held on July 17, 2003. The bankruptcy court confirmed Alterra's plan of reorganization on November 26, 2003. In connection with confirmation of Alterra's plan, our master lease was assumed and the acquisition of Alterra by the Fortress-Emeritus joint venture was approved. This transaction has closed. Alterra remained current on rental payments throughout the bankruptcy process.

13. Stockholder Rights Plan

Under the terms of a stockholder rights plan approved by our Board of Directors in July 1994, a preferred share right is attached to and automatically trades with each outstanding share of common stock.

The rights, which are redeemable, will become exercisable only in the event that any person or group becomes a holder of 15% or more of our common stock, or commences a tender or exchange offer, which, if consummated, would result in that person or group owning at least 15% of our common stock. Once the rights become exercisable, they entitle all other stockholders to purchase one one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $48.00. The rights will expire on August 5, 2004, unless exchanged earlier or redeemed earlier by us for $0.01 per right at any time before public disclosure that a 15% position has been acquired.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Year Ended December 31		
	2003	2002	2001
Numerator for basic and diluted earnings per share — net income available to common stockholders	**$70,732**	$55,191	$47,044
Denominator for basic earnings per share — weighted average shares	**43,572**	36,702	30,534
Effect of dilutive securities:			
Employee stock options	**427**	437	238
Non-vested restricted shares	**202**	162	255
Dilutive potential common shares	**629**	599	493
Denominator for diluted earnings per share — adjusted weighted average shares	**44,201**	37,301	31,027
Basic earnings per share	**$ 1.62**	$ 1.50	$ 1.54
Diluted earnings per share	**$ 1.60**	$ 1.48	$ 1.52

The diluted earnings per share calculation excludes the dilutive effect of 0, 10,000 and 1,301,000 options for 2003, 2002 and 2001, respectively, because the exercise price was greater than the average market price. The Series C Cumulative Convertible Preferred Stock and Series E Cumulative Convertible and Redeemable Preferred Stock were not included in this calculation as the effect of the conversions were anti-dilutive.

15. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Mortgage Loans Receivable — The fair value of all mortgage loans receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Working Capital Loans, Construction Loans and Subdebt Investments — The carrying amount is a reasonable estimate of fair value based on the interest rates received, which approximates current market rates.

Cash and Cash Equivalents — The carrying amount approximates fair value.

Equity Investments — Equity investments are recorded at their fair market value.

Borrowings Under Lines of Credit Arrangements and Secured Debt — The carrying amount of the lines of credit arrangements and secured debt approximates fair value because the borrowings are interest rate adjustable.

Senior Unsecured Notes — The fair value of the senior unsecured notes payable was estimated by discounting the future cash flows using the current borrowing rate available to the Company for similar debt.

Mortgage Loans Payable — Mortgage loans payable is a reasonable estimate of fair value based on the interest rates paid, which approximates current market rates.

The carrying amounts and estimated fair values of our financial instruments are as follows (in thousands):

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Mortgage loans receivable	**$164,139**	**$ 167,610**	$179,761	$192,037
Working capital loans	**49,177**	**49,177**	28,255	28,255
Construction loans	**164**	**164**		
Subdebt investments	**45,254**	**45,254**	14,578	14,578
Cash and cash equivalents	**124,496**	**124,496**	9,550	9,550
Equity investments	**1**	**1**	12	12
Financial Liabilities:				
Borrowings under lines of credit arrangements	**$ 0**	**$ 0**	$109,500	$109,500
Senior unsecured notes	**865,000**	**1,111,712**	515,000	418,179
Secured debt	**0**	**0**	4,000	4,000
Mortgage loans payable	**148,184**	**148,184**	47,831	47,831

16. Discontinued Operations

In August 2001, the Financial Accounting Standards Board issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. We adopted the standard effective January 1, 2002.

During the year ended December 31, 2003, we sold properties with carrying values of $61,316,000 for net gains of $4,139,000. In accordance with Statement No. 144, we have reclassified the income and expenses attributable to these properties to discontinued operations. Expenses include an allocation of interest expense based on property carrying values and our weighted average cost of debt. The following illustrates the reclassification impact of Statement No. 144 as a result of classifying the properties as discontinued operations (in thousands):

	Year Ended December 31		
	2003	2002	2001
Revenues:			
Operating lease rents	**$5,883**	$11,953	$14,059
Expenses:			
Interest expense	**1,233**	2,669	3,618
Provision for depreciation	**1,792**	3,966	4,422
Income from discontinued operation, net	**$2,858**	$ 5,318	$ 6,019

17. Subsequent Events

During December 2003 and January 2004, we expanded our unsecured revolving line of credit from $225,000,000 to $310,000,000. The existing bank group, in conjunction with two new participants, First Tennessee Bank, N.A. and LaSalle Bank National Association, provided the additional capacity. See Note 6 for additional information regarding this arrangement.

18. Quarterly Results of Operations (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 (in thousands, except per share data):

	Year Ended December 31, 2003			
	1st Quarter	**2nd Quarter**	**3rd Quarter**	**4th Quarter(2)**
Revenues — as reported	**$46,292**	**$47,856**	**$49,975**	**$61,240**
Discontinued operations	**(2,155)**	**(2,164)**	**(13)**	
Revenues — as adjusted(1)	**44,137**	**45,692**	**49,962**	**61,240**
Net income available to common stockholders	**16,451**	**16,744**	**20,601**	**16,935**
Net income available to common stockholders per share:				
Basic	**0.41**	**0.41**	**0.47**	**0.34**
Diluted	**0.41**	**0.41**	**0.46**	**0.34**

	Year Ended December 31, 2002			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(3)
Revenues — as reported	$37,395	$40,638	$42,373	$45,424
Discontinued operations	(3,402)	(3,219)	(2,238)	(2,044)
Revenues — as adjusted(1)	33,993	37,419	40,135	43,380
Net income available to common stockholders	12,511	13,490	16,885	12,303
Net income available to common stockholders per share:				
Basic	0.38	0.38	0.44	0.31
Diluted	0.37	0.37	0.43	0.31

(1) In accordance with FASB Statement No. 144, we have reclassified the income attributable to the properties sold subsequent to January 1, 2002 to discontinued operations. See Note 16.

(2) The decrease in net income and amounts per share is primarily attributable to impairment of assets recorded in fourth quarter 2003 and a common stock issuance completed in third quarter 2003.

(3) The decrease in net income and amounts per share is primarily attributable to impairment of assets, losses on sales of properties and a common stock issuance recorded in fourth quarter 2002.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. No change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended) occurred during the fourth quarter of the one-year period covered by this report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item is incorporated herein by reference to the information under the headings "Election of Three Directors," "Executive Officers of the Company" and "Board and Committees" in our definitive proxy statement, which will be filed with the Commission prior to April 16, 2004.

We have adopted a Code of Business Conduct & Ethics that applies to our directors, officers and employees. The code is posted on our Internet Web site at www.hcreit.com and is available from the Company upon written request to the Vice President and Corporate Secretary, Health Care REIT, Inc., One SeaGate, Suite 1500, P.O. Box 1475, Toledo, Ohio 43603-1475. Any amendments to, or waivers from, the code that relate to any officer or director of the Company will be promptly disclosed on our Internet Web site at www.hcreit.com.

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the information under the heading "Remuneration" in our definitive proxy statement, which will be filed with the Commission prior to April 16, 2004.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the information under the headings "Security Ownership of Directors and Management," "Equity Compensation Plan Information" and "Employment Agreements" in our definitive proxy statement, which will be filed with the Commission prior to April 16, 2004.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated herein by reference to the information under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement, which will be filed with the Commission prior to April 16, 2004.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the information under the heading "Ratification of the Appointment of Independent Auditors" in our definitive proxy statement, which will be filed with the Commission prior to April 16, 2004.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) 1. *Our Consolidated Financial Statements are included in Part II, Item 8:*

2. *The following Financial Statement Schedules are included in Item 15(d):*

III — Real Estate and Accumulated Depreciation

IV — Mortgage Loans on Real Estate

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. *Exhibit Index:*

3.1 Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

3.2 Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

3.3 Certificate of Designations, Preferences and Rights of Series C Cumulative Convertible Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

3.4 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).

3.5 Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

3.6 Certificate of Designation of 7⅞% Series D Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A/A filed July 8, 2003, and incorporated herein by reference thereto).

3.7 Certificate of Designation of 6% Series E Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 1, 2003, and incorporated herein by reference thereto).

3.8 Amended and Restated By-Laws of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 24, 1997, and incorporated herein by reference thereto).

4.1 The Company, by signing this Report, agrees to furnish the Securities and Exchange Commission upon its request a copy of any instrument that defines the rights of holders of long-term debt of the Company and authorizes a total amount of securities not in excess of 10% of the total assets of the Company.

4.2 Series A Junior Participating Preferred Share Purchase Rights Agreement, dated as of July 19, 1994 (filed with the Commission as Exhibit 2 to the Company's Form 8-A filed August 3, 1994 (File No. 1-8923), and incorporated herein by reference thereto).

4.3 Indenture dated as of April 17, 1997 between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed April 21, 1997, and incorporated herein by reference thereto).

4.4 First Supplemental Indenture, dated as of April 17, 1997, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 21, 1997, and incorporated herein by reference thereto).

4.5 Second Supplemental Indenture, dated as of March 13, 1998, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 11, 1998, and incorporated herein by reference thereto).

4.6 Third Supplemental Indenture, dated as of March 18, 1999, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 17, 1999, and incorporated herein by reference thereto).

4.7 Fourth Supplemental Indenture, dated as of August 10, 2001, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed August 9, 2001, and incorporated herein by reference thereto).

4.8 Supplemental Indenture No. 5, dated September 10, 2003, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.9 Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 5, dated September 10, 2003, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.10 Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 9, 2002, and incorporated herein by reference thereto).

4.11 Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 9, 2002, and incorporated herein by reference thereto).

4.12 Amendment No. 1, dated March 12, 2003, to Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 14, 2003, and incorporated herein by reference thereto).

4.13 Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.14 Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.4 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.15 Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed October 30, 2003, and incorporated herein by reference thereto).

4.16 Form of Indenture for Senior Subordinated Debt Securities (filed with the Commission as Exhibit 4.9 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

4.17 Form of Indenture for Junior Subordinated Debt Securities (filed with the Commission as Exhibit 4.10 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

10.1 Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Warburg LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed August 30, 2002, and incorporated herein by reference thereto).

10.2 Amendment No. 1, dated May 15, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Warburg LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

10.3 Amendment No. 2, dated August 26, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

10.4 Amendment No. 3, dated December 19, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent.

10.5 Supplement, dated January 30, 2004, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent.

10.6 Credit Agreement by and among Health Care REIT, Inc. and certain subsidiaries, Bank United and other lenders party thereto, dated as of February 24, 1999 (filed with the Commission as Exhibit 10.7 to the Company's Form 10-K filed March 26, 2001, and incorporated herein by reference thereto).

10.7 Amendment No. 1, dated April 5, 1999, to Credit Agreement by and among Health Care REIT, Inc. and certain subsidiaries, Bank United and other lenders party thereto, dated as of February 24, 1999 (filed with the Commission as Exhibit 10.10 to the Company's Form 10-K filed March 26, 2001, and incorporated herein by reference thereto).

10.8 Credit Agreement by and between Health Care REIT, Inc. and Fifth Third Bank, dated as of May 31, 2003 (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

10.9 The 1985 Incentive Stock Option Plan of Health Care REIT, Inc., and the First Amendment to the 1985 Incentive Stock Option Plan (filed with the Commission as Exhibit 4(b) to the Company's Form S-8 (File No. 33-46561) filed March 20, 1992, and incorporated herein by reference thereto).*

10.10 Second Amendment to the 1985 Incentive Stock Option Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-01237) filed February 27, 1996, and incorporated herein by reference thereto).*

10.11 Third Amendment to the 1985 Incentive Stock Option Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.4 to the Company's Form S-8 (File No. 333-01237) filed with the Commission February 27, 1996, and incorporated herein by reference thereto).*

10.12 The 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Appendix II to the Company's Proxy Statement for the 1995 Annual Meeting of Stockholders, filed September 29, 1995, and incorporated herein by reference thereto).*

10.13 First Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.2 to the Company's Form S-8 (File No. 333-40771) filed November 21, 1997, and incorporated herein by reference thereto).*

10.14 Second Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-73916) filed November 21, 2001, and incorporated herein by reference thereto).*

10.15 Third Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc.*

10.16 Stock Plan for Non-Employee Directors of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.5 to the Company's Form 10-Q filed May 13, 1997, and incorporated herein by reference thereto).*

10.17 Second Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and George L. Chapman.*

10.18 Second Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Raymond W. Braun.*

10.19 Second Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Erin C. Ibele.*

10.20 Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Charles J. Herman, Jr.*

10.21 Employment Agreement, effective April 28, 2003, by and between Health Care REIT, Inc. and Scott A. Estes.*

10.22 Health Care REIT, Inc. Supplemental Executive Retirement Plan, effective as of January 1, 2001 (filed with the Commission as Exhibit 10.19 to the Company's Form 10-K filed March 10, 2003, and incorporated herein by reference thereto).*

10.23 Health Care REIT, Inc. Executive Loan Program, effective as of August 1999 (filed with the Commission as Exhibit 10.20 to the Company's Form 10-K filed March 10, 2003, and incorporated herein by reference thereto).*

14 Code of Business Conduct & Ethics.

21 Subsidiaries of the Company.

23 Consent of Ernst & Young LLP, independent auditors.

24 Powers of Attorney.

31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.1 Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer.

32.2 Certification pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer.

---

* Management Contract or Compensatory Plan or Arrangement.

(b) *Reports on Form 8-K filed in the fourth quarter of 2003 and afterwards:*

Form 8-K filed on October 1, 2003 to announce that the Company had filed the Certificate of Designation for its 6% Series E Cumulative Convertible and Redeemable Preferred Stock.

Form 8-K filed on October 22, 2003 to announce that the Company had filed a press release announcing earnings results for the quarter ended September 30, 2003.

Form 8-K filed on October 30, 2003 to announce that the Company had entered into an Underwriting Agreement for an offering of $250,000,000 in senior unsecured notes.

Form 8-K filed on November 7, 2003 to announce that an executive officer had entered into a second 10b5-1 trading plan effective November 3, 2003.

Form 8-K filed on November 14, 2003 to announce that an executive officer had modified a 10b5-1 trading plan effective November 12, 2003 and another executive officer had entered into a new 10b5-1 trading plan effective November 12, 2003.

Form 8-K filed on February 2, 2004 to announce that the Company had filed a press release announcing earnings results for the quarter and year ended December 31, 2003.

(c) *Exhibits:*

The exhibits listed in Item 15(a)(3) above are either filed with this Form 10-K or incorporated by reference in accordance with Rule 12b-32 of the Securities Exchange Act of 1934.

(d) *Financial Statement Schedules:*

Financial statement schedules are included in pages 72 through 80.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEALTH CARE REIT, INC.

By: /s/ GEORGE L. CHAPMAN
Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 12, 2004, by the following person on behalf of the Company and in the capacities indicated.

/s/ WILLIAM C. BALLARD, JR.*
William C. Ballard, Jr., Director

/s/ PIER C. BORRA*
Pier C. Borra, Director

/s/ THOMAS J. DEROSA*
Thomas J. DeRosa, Director

/s/ JEFFREY H. DONAHUE*
Jeffrey H. Donahue, Director

/s/ PETER J. GRUA*
Peter J. Grua, Director

/s/ SHARON M. OSTER*
Sharon M. Oster, Director

/s/ BRUCE G. THOMPSON*
Bruce G. Thompson, Director

/s/ R. SCOTT TRUMBULL*
R. Scott Trumbull, Director

/s/ GEORGE L. CHAPMAN
George L. Chapman, Chairman,
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ RAYMOND W. BRAUN*
Raymond W. Braun, President
and Chief Financial Officer
(Principal Financial Officer)

/s/ MICHAEL A. CRABTREE*
Michael A. Crabtree, Treasurer
(Principal Accounting Officer)

*By: /s/ GEORGE L. CHAPMAN
George L. Chapman, Attorney-in-Fact

HEALTH CARE REIT, INC.
SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003

(Dollars in thousands)		Initial Cost to Company		Cost Capitalized	Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Buildings & Improvements	Subsequent to Acquisition	Land	Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Assisted Living Facilities:									
Alhambra, CA	$ 0	$ 420	$ 2,534	$ 0	$ 420	$ 2,534	$ 196	1999	1999
Anderson, SC		710	6,290		710	6,290	45	2003	1986
Asheboro, NC(3)	3,745	290	5,032	13	290	5,045	36	2003	1998
Asheville, NC		204	3,489		204	3,489	486	1999	1999
Asheville, NC		280	1,955	26	280	1,981	16	2003	1992
Atlanta, GA		2,059	14,914		2,059	14,914	2,518	1997	1999
Auburn, IN		145	3,511	1,855	145	5,366	850	1998	1999
Auburn, MA(1)	4,977	1,050	7,950		1,050	7,950	107	2003	1997
Austin, TX		880	9,520		880	9,520	1,330	1999	1998
Avon, IN		170	3,504	2,025	170	5,529	895	1998	1999
Azusa, CA		570	3,141		570	3,141	254	1998	1988
Baltimore, MD		510	4,515		510	4,515	97	2003	1999
Bartlesville, OK		100	1,380		100	1,380	313	1996	1995
Bellingham, WA		300	3,200		300	3,200	22	2003	1994
Bluffton, SC		700	5,598	3,066	700	8,664	521	1999	2000
Boonville, IN		190	5,510		190	5,510	258	2002	2000
Bradenton, FL		252	3,298		252	3,298	763	1996	1995
Bradenton, FL		100	1,700	788	100	2,488	356	1999	1996
Brandon, FL		860	7,140		860	7,140	47	2003	1990
Brick, NJ		1,300	9,394		1,300	9,394	1,731	1999	2000
Burlington, NC		280	4,297	21	280	4,318	30	2003	2000
Burlington, NC(3)	2,923	460	5,501	5	460	5,506	39	2003	1997
Butte, MT		550	3,957	43	550	4,000	333	1998	1999
Canton, OH		300	2,098		300	2,098	305	1998	1998
Cape Coral, FL		530	3,281		530	3,281	161	2002	2000
Cary, NC		1,500	4,350	857	1,500	5,207	670	1998	1996
Cedar Hill, TX		171	1,490		171	1,490	303	1997	1996
Chapel Hill, NC		354	2,646	729	354	3,375	98	2002	1997
Chelmsford, MA(2)	9,695	1,040	10,960		1,040	10,960	73	2003	1997
Chickasha, OK		85	1,395		85	1,395	309	1996	1996
Chubbuck, ID		125	5,375		125	5,375	38	2003	1996
Claremore, OK		155	1,428		155	1,428	292	1996	1996
Clarksville, TN		330	2,292		330	2,292	330	1998	1998
Clermont, FL		350	5,232	449	350	5,681	915	1996	1997
Coeur D' Alene, ID		530	7,570		530	7,570	52	2003	1997
Columbia, SC		2,120	4,860		2,120	4,860	109	2003	2000
Columbia, TN		341	2,295		341	2,295	317	1999	1999
Columbus, IN		530	5,170		530	5,170	245	2002	2001
Concord, NC(3)	4,993	550	3,921	30	550	3,951	31	2003	1997
Corpus Christi, TX		155	2,935		155	2,935	566	1997	1996
Corpus Christi, TX		420	4,796		420	4,796	1,444	1996	1997
Danville, VA		410	3,954	12	410	3,966	29	2003	1998
Dayton, OH		690	2,970		690	2,970		2003	1994
Desoto, TX		205	1,383		205	1,383	274	1996	1996
Douglasville, GA		90	217		90	217	4	2003	1985
Duncan, OK		103	1,347		103	1,347	291	1995	1996
Durham, NC		1,476	10,659	765	1,476	11,424	2,439	1997	1999
Easley, SC		250	3,266		250	3,266	70	2003	1999
Eden, NC(3)	3,248	390	5,039	2	390	5,041	35	2003	1998
Edmond, OK		175	1,564		175	1,564	331	1995	1996
Elizabeth City, NC		200	2,760	1,971	200	4,731	405	1998	1999
Ellicott City, MD		1,320	13,641	1,621	1,320	15,262	3,122	1997	1999
Encinitas, CA		1,460	7,721		1,460	7,721	726	2000	2000
Enid, OK		90	1,390		90	1,390	315	1995	1995
Eugene, OR		600	5,150		600	5,150	247	2002	2000
Everett, WA		1,400	5,476		1,400	5,476	703	1999	1999
Fairfield, CA		1,460	14,040		1,460	14,040	702	2002	1998
Fayetteville, NY		410	3,962		410	3,962	220	2001	1997

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

(Dollars in thousands)		Initial Cost to Company		Cost Capitalized	Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Buildings & Improvements	Subsequent to Acquisition	Land	Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Federal Way, WA	$ 0	$ 540	$ 3,960	$ 0	$ 540	$ 3,960	$ 27	2003	1978
Findlay, OH		200	1,800		200	1,800	338	1997	1997
Flagstaff, AZ		540	4,460		540	4,460	31	2003	1999
Florence, NJ		300	2,978		300	2,978	145	2002	1999
Forest City, NC(3)	3,317	320	4,576	3	320	4,579	33	2003	1999
Fort Myers, FL		440	2,560		440	2,560	18	2003	1980
Fort Worth, TX		210	3,790	(146)	64	3,790	845	1996	1984
Gaffney, SC		200	1,892		200	1,892	46	2003	1999
Gardnerville, NV		1,326	12,549		1,326	12,549	2,788	1998	1999
Gastonia, NC(3)	4,414	470	6,129		470	6,129	43	2003	1998
Gastonia, NC(3)	2,039	310	3,096		310	3,096	23	2003	1994
Gastonia, NC(3)	4,044	400	5,029		400	5,029	36	2003	1996
Georgetown, TX		200	2,100		200	2,100	383	1997	1997
Greensboro, NC		330	2,970	5	330	2,975	22	2003	1996
Greensboro, NC		560	5,507		560	5,507	41	2003	1997
Greenville, NC(3)	3,841	290	4,393	2	290	4,395	31	2003	1998
Hagerstown, MD		360	4,640		360	4,640	34	2003	1999
Haines City, FL		80	1,937	162	80	2,099	345	1999	1999
Hamden, CT		1,470	4,530		1,470	4,530	233	2002	1998
Hamilton, NJ		440	4,469		440	4,469	242	2001	1998
Hanover, MD			3,000	4,768		7,768	713	2001	1998
Harlingen, TX		92	2,057		92	2,057	394	1997	1989
Hattiesburg, MS		560	5,790		560	5,790	303	2002	1998
Henderson, NV		380	9,220	65	380	9,285	1,237	1998	1998
Henderson, NV		380	4,360	41	380	4,401	361	1999	2000
Hendersonville, NC		2,270	11,771	279	2,270	12,050	1,761	1998	1998
Hickory, NC		290	987		290	987	11	2003	1994
High Point, NC		560	4,443	1	560	4,444	33	2003	2000
High Point, NC		370	2,185		370	2,185	17	2003	1999
High Point, NC(3)	2,822	330	3,395	2	330	3,397	25	2003	1994
High Point, NC(3)	3,184	430	4,147	2	430	4,149	30	2003	1998
Highlands Ranch, CO		940	3,721		940	3,721	184	2002	1999
Hilton Head Island, SC		510	6,037	2,327	510	8,364	747	1998	1999
Houston, TX		550	10,751		550	10,751	2,295	1999	1999
Houston, TX		360	2,640		360	2,640	80	2002	1999
Houston, TX		360	2,640		360	2,640	79	2002	1999
Houston, TX		4,790	7,100		4,790	7,100	92	2003	1974
Jackson, TN		540	1,633	46	540	1,679	42	2003	1998
Jonesboro, GA		460	1,304		460	1,304	19	2003	1992
Kalispell, MT		360	3,282		360	3,282	469	1998	1998
Kenner, LA		1,100	10,036	125	1,100	10,161	1,948	1998	2000
Kirkland, WA(2)	5,307	1,880	4,320		1,880	4,320	30	2003	1996
Knoxville, TN		314	2,756	131	315	2,886	79	2002	1998
Kokomo, IN		195	3,709	1,251	195	4,960	853	1997	1999
Lake Havasu City, AZ		450	4,223		450	4,223	523	1998	1999
Lake Havasu City, AZ		110	2,244	136	110	2,380	330	1998	1994
Lake Wales, FL		80	1,939	167	80	2,106	345	1999	1999
Lakeland, FL		520	4,580		520	4,580	32	2003	1991
Lakewood, NY		470	8,530		470	8,530	57	2003	1999
LaPorte, IN		165	3,674	1,244	165	4,918	846	1998	1999
Laurel, MD		1,060	8,045	2	1,060	8,047	808	2002	1996
Lawton, OK		144	1,456		144	1,456	311	1995	1996
Lebanon, PA		400	3,799	34	400	3,833	474	1998	1999
Lee, MA		290	18,135	606	290	18,741	872	2002	1998
Leesburg, FL		70	1,170	227	70	1,397	270	1999	1954
Leesburg, VA		950	7,553	49	950	7,602	607	2002	1993
Lenoir, NC		190	3,748		190	3,748	27	2003	1998
Lexington, NC		200	3,900	927	200	4,827	138	2002	1997
Litchfield, CT		660	9,652	106	660	9,758	2,357	1997	1998
Louisville, KY(1)	3,700	490	7,610		490	7,610	102	2003	1997
Lubbock, TX		280	6,220		280	6,220	42	2003	1996

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

(Dollars in thousands)

Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Manassas, VA(2)	$ 4,039	$ 750	$ 7,450	$ 0	$ 750	$ 7,450	$ 50	2003	1996
Margate, FL		500	7,303	2,459	500	9,762	2,173	1998	1972
Marion, IN		175	3,504	898	175	4,402	852	1999	1999
Martinsville, NC		349			349			2003	
Marysville, CA		450	4,172	44	450	4,216	353	1998	1999
Marysville, WA		620	4,780		620	4,780	21	2003	1998
Matthews, NC(3)	4,060	560	4,869		560	4,869	35	2003	1998
Merrillville, IN		643	7,084	476	643	7,560	1,667	1997	1999
Mesa, AZ		950	9,087		950	9,087	802	1999	2000
Middleton, WI		420	4,006		420	4,006	210	2001	1991
Midwest City, OK		95	1,385		95	1,385	314	1996	1995
Monroe, NC		470	3,681	7	470	3,688	28	2003	2001
Monroe, NC		310	4,799	5	310	4,804	34	2003	2000
Monroe, NC(3)	3,466	450	4,021	11	450	4,032	30	2003	1997
Morehead City, NC		200	3,104	1,602	200	4,706	391	1999	1999
Morristown, TN		400	3,808	155	400	3,963	480	1998	1999
Moses Lake, WA		260	5,940		260	5,940	41	2003	1986
Naples, FL		1,716	17,306		1,716	17,306	4,563	1997	1999
Newark, OH		410	5,711		410	5,711	923	1998	1987
Newburyport, MA		960	8,290		960	8,290	317	2002	1999
Norman, OK		55	1,484		55	1,484	380	1995	1995
North Augusta, SC		332	2,558		332	2,558	348	1999	1998
North Miami Beach, FL		300	5,709	2,006	300	7,715	1,589	1998	1987
North Oklahoma City, OK		87	1,508		87	1,508	303	1996	1996
Oak Ridge, TN		450	4,066	155	450	4,221	507	1998	1999
Oklahoma City, OK		130	1,350		130	1,350	297	1995	1996
Oklahoma City, OK		220	2,943		220	2,943	324	1999	1999
Ontario, OR		90	2,110		90	2,110	14	2003	1985
Orange City, FL		80	2,239	265	80	2,504	454	1999	1998
Ossining, NY		1,510	9,490		1,510	9,490	413	2002	1967
Owasso, OK		215	1,380		215	1,380	280	1996	1996
Palestine, TX		173	1,410		173	1,410	289	1996	1996
Parkville, MD		730	8,770	2,809	730	11,579	1,360	1997	1999
Paso Robles, CA		1,770	8,630		1,770	8,630	429	2002	1998
Phoenix, AZ		1,000	6,500		1,000	6,500	46	2003	1999
Pinehurst, NC		290	2,690		290	2,690	21	2003	1998
Piqua, OH		204	1,885		204	1,885	304	1997	1997
Pocatello, ID		470	1,930		470	1,930	15	2003	1991
Ponca City, OK		114	1,536		114	1,536	352	1995	1995
Portland, OR		628	3,585	232	628	3,817	467	1998	1999
Reidsville, NC		170	3,830	805	170	4,635	136	2002	1998
Ridgeland, MS(2)	5,130	520	7,680		520	7,680	52	2003	1997
Rocky Hill, CT		1,460	7,040		1,460	7,040	328	2002	1998
Rocky Hill, CT(1)	5,101	1,090	6,710		1,090	6,710	91	2003	1996
Roswell, GA		1,107	9,627		1,107	9,627	2,209	1997	1999
Roswell, GA		620	2,200	184	620	2,384	103	2002	1997
Sagamore Hills, OH		470	7,881	68	470	7,949	716	1998	2000
Salem, OR		449	5,172		449	5,172	694	1999	1998
Salisbury, NC(3)	3,755	370	5,697	27	370	5,724	40	2003	1997
Salt Lake City, UT		1,060	6,142		1,060	6,142	487	1999	1986
San Juan Capistrano, CA		1,390	6,942		1,390	6,942	409	2000	2001
Sarasota, FL		475	3,175		475	3,175	735	1996	1995
Sarasota, FL		1,190	4,810		1,190	4,810	35	2003	1988
Saxonburg, PA		677	4,669	44	677	4,713	664	1999	1994
Seven Fields, PA		484	4,663		484	4,663	634	1999	1999
Shawnee, OK		80	1,400		80	1,400	315	1996	1995
Shelbyville, IN		165	3,497	1,139	165	4,636	947	1998	1999
Smithfield, NC(3)	3,777	290	5,777		290	5,777	40	2003	1998
Statesville, NC		150	1,447		150	1,447	11	2003	1990
Statesville, NC(3)	3,037	310	6,183		310	6,183	42	2003	1996
Statesville, NC(3)	2,657	140	3,798	20	140	3,818	26	2003	1999

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

(Dollars in thousands)		Initial Cost to Company		Cost Capitalized	Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Buildings & Improvements	Subsequent to Acquisition	Land	Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Staunton, VA	$ 0	$ 140	$ 8,360	$ 0	$ 140	$ 8,360	$ 59	2003	1999
Stillwater, OK		80	1,400		80	1,400	317	1995	1995
Terre Haute, IN		175	3,499	1,096	175	4,595	862	1999	1999
Tewksbury, MA		1,520	5,480		1,520	5,480	36	2003	1989
Texarkana, TX		192	1,403		192	1,403	285	1996	1996
Troy, OH		200	2,000		200	2,000	367	1997	1997
Tucson, AZ	3,500		1,373	14,511	634	15,250	511	2002	2001
Twin Falls, ID		550	14,740		550	14,740	419	2002	1991
Urbana, IL		670	6,780		670	6,780	351	2002	1998
Vacaville, CA		900	6,329		900	6,329	62	2002	2001
Valparaiso, IN		112	2,558		112	2,558	174	2001	1998
Valparaiso, IN		108	2,962		108	2,962	198	2001	1999
Vero Beach, FL		263	3,187		263	3,187	212	2001	1999
Vero Beach, FL		297	3,263		297	3,263	219	2001	1996
Vincennes, IN		118	2,893	673	118	3,566	581	1998	1985
Wake Forest, NC		200	3,003	1,703	200	4,706	467	1998	1999
Waldorf, MD		620	8,380	2,759	620	11,139	1,295	1997	1998
Walterboro, SC		150	1,838	187	150	2,025	293	1999	1992
Waterford, CT		1,360	12,540		1,360	12,540	537	2002	2000
Waxahachie, TX		154	1,429		154	1,429	292	1996	1996
Westerville, OH		740	8,287	2,508	740	10,795	1,407	1998	2001
Williamsburg, VA		374			374			2003	
Williamsport, PA		390	4,068	36	390	4,104	486	1998	1999
Wilmington, NC		210	2,991		210	2,991	397	1999	1999
Winston-Salem, NC		360	2,514	4	360	2,518	19	2003	1996
Total Assisted Living Facilities	**100,771**	**108,027**	**967,070**	**63,728**	**108,806**	**1,030,019**	**93,097**		
Skilled Nursing Facilities:									
Agawam, MA		880	16,112	1,901	880	18,013	509	2002	1993
Baytown, TX		450	6,150		450	6,150	230	2002	2000
Beachwood, OH	19,602	1,260	23,478		1,260	23,478	1,306	2001	1990
Birmingham, AL		390	4,902		390	4,902	77	2003	1977
Birmingham, AL		340	5,734		340	5,734	59	2003	1974
Bloomsburg, PA			3,918	32		3,950	470	1999	1996
Boise, ID		810	5,401		810	5,401	1,000	1998	1966
Boise, ID		600	7,383		600	7,383	1,209	1998	1997
Braintree, MA		170	7,157	1,109	170	8,266	2,181	1997	1968
Braintree, MA		80	4,849	669	80	5,518	1,289	1997	1973
Brandon, MS		115	9,549		115	9,549	143	2003	1963
Broadview Heights, OH	9,239	920	12,400		920	12,400	691	2001	1984
Canton, MA		820	8,201	160	820	8,361	306	2002	1993
Cheswick, PA		384	6,041	1,293	384	7,334	1,174	1998	1933
Cleveland, MS			1,850			1,850	62	2003	1977
Cleveland, TN		350	5,000		350	5,000	311	2001	1987
Coeur d'Alene, ID		600	7,878		600	7,878	1,277	1998	1996
Columbia, TN		590	3,787		590	3,787	24	2003	1974
Dedham, MA		1,790	12,936		1,790	12,936	623	2002	1996
Denton, MD		390	4,010		390	4,010	121	2003	1982
Douglasville, GA		1,350	7,471		1,350	7,471	119	2003	1975
Easton, PA		285	6,315		285	6,315	2,262	1993	1959
Eight Mile, AL		410	6,110		410	6,110	101	2003	1973
Elizabethton, TN		310	4,604	40	310	4,644	364	2001	1980
Erin, TN		440	8,060		440	8,060	480	2001	1981
Eugene, OR		300	5,316		300	5,316	935	1998	1972
Fairfield, AL		530	9,134		530	9,134	137	2003	1965
Fall River, MA		620	5,829	4,836	620	10,665	1,432	1996	1973
Falmouth, MA		670	3,145	97	670	3,242	726	1999	1966
Florence, AL		320	3,975		320	3,975	71	2003	1972
Fort Myers, FL		636	6,026		636	6,026	1,260	1998	1984
Granite City, IL		610	7,143		610	7,143	1,099	1998	1973
Granite City, IL		400	4,303		400	4,303	615	1999	1964

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

(Dollars in thousands) Description	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Buildings & Improvements	Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Hardin, IL	$ 0	$ 50	$ 5,350	$ 0	$ 50	$ 5,350	$ 259	2002	1996
Harriman, TN		590	8,060		590	8,060	512	2001	1987
Herculaneum, MO		127	10,373		127	10,373	487	2002	1984
Hilliard, FL		150	6,990		150	6,990	1,026	1999	1990
Houston, TX		630	5,970	573	630	6,543	223	2002	1995
Jackson, MS		410	1,814		410	1,814	33	2003	1968
Jackson, MS			4,400			4,400	147	2003	1980
Jackson, MS			2,150			2,150	72	2003	1970
Jefferson City, MO		370	6,730		370	6,730	315	2002	1982
Jonesboro, GA		840	1,921		840	1,921	37	2003	1992
Kent, OH		215	3,367		215	3,367	1,040	1989	1983
Lakeland, FL		696	4,843		696	4,843	1,024	1998	1984
Littleton, MA		1,240	2,910		1,240	2,910	131	1996	1975
Louisville, KY		430	7,135		430	7,135	407	2002	1974
Louisville, KY		350	4,675		350	4,675	273	2002	1975
McComb, MS		120	5,786		120	5,786	85	2003	1973
Memphis, TN		970	4,246		970	4,246	72	2003	1981
Memphis, TN		480	5,656		480	5,656	89	2003	1982
Midwest City, OK		470	5,673		470	5,673	981	1998	1958
Mobile, AL		440	3,625		440	3,625	62	2003	1982
Monteagle, TN		310	3,318		310	3,318	19	2003	1980
Morgantown, KY		380	3,705		380	3,705	20	2003	1965
Mountain City, TN		220	5,896	317	220	6,213	474	2001	1976
Needham, MA		1,610	13,715		1,610	13,715	670	2002	1994
New Port Richey, FL		624	7,307		624	7,307	1,515	1998	1984
Ormond Beach, FL			2,739			2,739	230	2002	1983
Payson, AZ		180	3,989		180	3,989	743	1998	1985
Pigeon Forge, TN		320	4,180		320	4,180	279	2001	1986
Pleasant Grove, AL		480	4,429		480	4,429	76	2003	1964
Pueblo, CO		370	6,051		370	6,051	1,103	1998	1989
Rheems, PA		200	1,575		200	1,575		2003	1996
Richmond, VA		1,211	2,889		1,211	2,889	87	2003	1995
Ridgely, TN		300	5,700		300	5,700	348	2001	1990
Rochdale, MA		675	11,847	33	675	11,880	400	2002	1995
Rockledge, FL		360	4,117		360	4,117	383	2001	1970
Rockwood, TN		500	7,116	410	500	7,526	549	2001	1979
Rogersville, TN		350	3,278		350	3,278	19	2003	1979
Ruleville, MS			50			50	2	2003	1978
San Antonio, TX		560	7,315		560	7,315	275	2002	2000
Santa Rosa, CA		1,460	3,880	62	1,460	3,942	1,046	1998	1968
Sarasota, FL		560	8,474		560	8,474	922	1999	2000
South Boston, MA		385	2,002	5,137	385	7,139	1,023	1995	1961
Spring City, TN		420	6,085	2,170	420	8,255	524	2001	1987
St. Louis, MO		750	6,030		750	6,030	218	1995	1994
Tupelo, MS		740	4,092		740	4,092	68	2003	1980
Vero Beach, FL		660	9,040	1,461	660	10,501	1,982	1998	1984
Wareham, MA		875	10,313	1,134	875	11,447	354	2002	1989
Webster, MA		234	3,580	441	234	4,021	830	1995	1986
Webster, MA		336	5,922		336	5,922	1,201	1995	1982
Webster, TX		360	5,940		360	5,940	223	2002	2000
West Palm Beach, FL		696	8,037		696	8,037	1,660	1998	1984
Westlake, OH	15,731	1,320	17,936		1,320	17,936	1,013	2001	1985
Westlake, OH		571	5,411		571	5,411	950	1998	1957
Westmoreland, TN	2,217	330	1,822	2,505	330	4,327	259	2001	1994
White Hall, IL		50	5,550		50	5,550	274	2002	1971
Woodbridge, VA		680	4,423		680	4,423	174	2002	1977
Worcester, MA		1,053	2,265	268	1,053	2,533	582	1997	1961
Total Skilled Nursing Facilities	**46,789**	**46,528**	**545,859**	**24,648**	**46,528**	**570,507**	**50,433**		

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

(Dollars in thousands)		Initial Cost to Company		Cost Capitalized	Gross Amount at Which Carried at Close of Period				
Description	Encumbrances	Land	Buildings & Improvements	Subsequent to Acquisition	Land	Buildings & Improvements	Accumulated Depreciation	Year Acquired	Year Built
Specialty Care Facilities:									
Braintree, MA	$ 0	$ 350	$ 9,304	$ 3,949	$ 350	$ 13,253	$ 1,795	1998	1918
Chicago, IL		3,650	7,505	5,455	3,650	12,960	233	2002	1979
Clearwater, FL		950		29	979			1997	1975
New Albany, OH		3,020	27,445		3,020	27,445	123	2002	2003
Springfield, MA		2,100	14,978	7,709	2,100	22,687	2,180	1996	1952
Stoughton, MA		975	20,021	3,430	975	23,451	2,738	1996	1958
Waltham, MA			9,339	3,207		12,546	1,841	1998	1932
Total Specialty Care Facilities	**0**	**11,045**	**88,592**	**23,779**	**11,074**	**112,342**	**8,910**		
Construction in Progress			**14,701**			**14,701**			
Total Investment in Real Property Owned	**$147,560**	**$165,600**	**$1,616,222**	**$112,155**	**$166,408**	**$1,727,569**	**$152,440**		

(1) In June 2003, three wholly-owned subsidiaries of the Company completed the acquisitions of three assisted living facilities from Emeritus Corporation. The properties were subject to existing mortgage debt of $13,981,000. The three wholly-owned subsidiaries are included in the Company's consolidated financial statements. Notwithstanding consolidation for financial statement purposes, it is the Company's intention that the subsidiaries be separate legal entities wherein the assets and liabilities are not available to pay other debts or obligations of the consolidated Company.

(2) In September 2003, four wholly-owned subsidiaries of the Company completed the acquisitions of four assisted living facilities from Emeritus Corporation. The properties were subject to existing mortgage debt of $24,291,000. The four wholly-owned subsidiaries are included in the Company's consolidated financial statements. Notwithstanding consolidation for financial statement purposes, it is the Company's intention that the subsidiaries be separate legal entities wherein the assets and liabilities are not available to pay other debts or obligations of the consolidated Company.

(3) In September 2003, 17 wholly-owned subsidiaries of the Company completed the acquisitions of 17 assisted living facilities from Southern Assisted Living, Inc. The properties were subject to existing mortgage debt of $59,471,000. The 17 wholly-owned subsidiaries are included in the Company's consolidated financial statements. Notwithstanding consolidation for financial statement purposes, it is the Company's intention that the subsidiaries be separate legal entities wherein the assets and liabilities are not available to pay other debts or obligations of the consolidated Company.

HEALTH CARE REIT, INC.

SCHEDULE III — (Continued)

	Year Ended December 31		
	2003	2002	2001
		(In thousands)	
Investment in real estate:			
Balance at beginning of year	**$1,420,397**	$1,037,395	$ 856,955
Additions:			
Acquisitions	**385,942**	294,627	181,420
Improvements	**52,079**	115,079	10,863
Conversions from loans receivable	**12,433**	33,972	13,683
Other(1)	**101,243**	2,248	954
Total additions	**551,697**	445,926	206,920
Deductions:			
Cost of real estate sold	**(75,325)**	(60,626)	(26,480)
Impairment of assets	**(2,792)**	(2,298)	
Total deductions	**(78,117)**	(62,924)	(26,480)
Balance at end of year(2)	**$1,893,977**	$1,420,397	$1,037,395
Accumulated depreciation:			
Balance at beginning of year	**$ 113,579**	$ 80,544	$ 52,968
Additions:			
Depreciation expense	**52,870**	40,350	30,227
Deductions:			
Sale of properties	**(14,009)**	(7,315)	(2,651)
Balance at end of year	**$ 152,440**	$ 113,579	$ 80,544

(1) Represents assumed mortgages in 2003 and 2002 and land reclassified from other assets in 2001.

(2) The aggregate cost for tax purposes for real property equals $1,896,472,000 at December 31, 2003.

HEALTH CARE REIT, INC.

SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
December 31, 2003

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	(In thousands) Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans Subject to Delinquent Principal or Interest
Sun Valley, CA (Specialty care facility)	12.830%	12/31/02	Monthly Payments $200,971		$ 21,500	$ 18,797	$18,797
Chicago, IL (Specialty care facility)	15.210%	01/01/07	Monthly Payments $130,182		15,900	15,306	None
Lauderhill, FL (Skilled nursing facility)	10.825%	09/01/12	Monthly Payments $114,565		12,700	12,700	None
Oklahoma City, OK (Skilled nursing facility)	10.280%	07/01/06	Monthly Payments $104,548		12,204	12,204	None
Charlotte, NC (Assisted living facility)	5.000%	10/01/06	Monthly Payments $43,291		10,390	10,390	None
Five skilled nursing facilities in Texas	10.780%	03/31/07	Monthly Payments $115,355		12,198	7,388	None
Bala, PA (Skilled nursing facility)	15.610%	07/01/08	Monthly Payments $62,516		7,400	7,145	None
Home Quality Management, Inc. (8 skilled nursing facilities and 3 assisted living facilities)	12.930%	08/01/06	Monthly Payments $250,000		8,702	6,534	None
Owensboro, KY (Skilled nursing facility)	10.650%	08/01/18	Monthly Payments $55,077		7,000	5,950	None
Morningside Holdings, L.L.C. (6 assisted living facilities)	11.410%	07/01/07	Monthly Payments $50,900		5,000	5,353	None
Lecanto, FL (Skilled nursing facility)	12.080%	08/01/05	Monthly Payments $56,918		5,410	5,048	None
Carrollton, GA (Assisted living facility)	9.000%	09/01/09	Monthly Payments $37,487		4,998	4,998	None
25 mortgage loans relating to 37 skilled nursing facilities, 43 assisted living facilities and 2 specialty care facilities	From 1.980% to 13.040%	From 01/01/05 to 01/01/17	Monthly Payments from $1,355 to $116,982		61,717	52,326	None
Totals					$185,119	$164,139	$18,797

HEALTH CARE REIT, INC.

SCHEDULE IV — (Continued)

	Year Ended December 31		
	2003	2002	2001
		(In thousands)	
Reconciliation of mortgage loans:			
Balance at beginning of year	**$179,761**	$212,543	$280,601
Additions:			
New mortgage loans	**48,117**	85,006	17,791
	227,878	297,549	298,392
Deductions:			
Collections of principal(1)	**47,971**	70,104	72,166
Conversions to real property	**10,133**	33,972	13,683
Charge-offs		2,554	
Other(2)	**5,635**	11,158	
Balance at end of year	**$164,139**	$179,761	$212,543

(1) Includes collection of negative principal amortization.

(2) Includes mortgage loans that were reclassified to working capital loans during the periods indicated.

EXHIBIT INDEX

3.1	Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).
3.2	Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A, of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).
3.3	Certificate of Designations, Preferences and Rights of Series C Cumulative Convertible Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).
3.4	Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 10-K filed March 20, 2000, and incorporated herein by reference thereto).
3.5	Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).
3.6	Certificate of Designation of 7⅞% Series D Cumulative Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 2.5 to the Company's Form 8-A/A filed July 8, 2003, and incorporated herein by reference thereto).
3.7	Certificate of Designation of 6% Series E Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 1, 2003, and incorporated herein by reference thereto).
3.8	Amended and Restated By-Laws of the Company (filed with the Commission as Exhibit 3.1 to the Company's Form 8-K filed October 24, 1997, and incorporated herein by reference thereto).
4.1	The Company, by signing this Report, agrees to furnish the Securities and Exchange Commission upon its request a copy of any instrument that defines the rights of holders of long-term debt of the Company and authorizes a total amount of securities not in excess of 10% of the total assets of the Company.
4.2	Series A Junior Participating Preferred Share Purchase Rights Agreement, dated as of July 19, 1994 (filed with the Commission as Exhibit 2 to the Company's Form 8-A filed August 3, 1994 (File No. 1-8923), and incorporated herein by reference thereto).
4.3	Indenture dated as of April 17, 1997 between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed April 21, 1997, and incorporated herein by reference thereto).
4.4	First Supplemental Indenture, dated as of April 17, 1997, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed April 21, 1997, and incorporated herein by reference thereto).
4.5	Second Supplemental Indenture, dated as of March 13, 1998, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 11, 1998, and incorporated herein by reference thereto).
4.6	Third Supplemental Indenture, dated as of March 18, 1999, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed March 17, 1999, and incorporated herein by reference thereto).
4.7	Fourth Supplemental Indenture, dated as of August 10, 2001, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed August 9, 2001, and incorporated herein by reference thereto).
4.8	Supplemental Indenture No. 5, dated September 10, 2003, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.9 Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 5, dated September 10, 2003, to Indenture dated as of April 17, 1997, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.3 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.10 Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed September 9, 2002, and incorporated herein by reference thereto).

4.11 Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 9, 2002, and incorporated herein by reference thereto).

4.12 Amendment No. 1, dated March 12, 2003, to Supplemental Indenture No. 1, dated as of September 6, 2002, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed March 14, 2003, and incorporated herein by reference thereto).

4.13 Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.2 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.14 Amendment No. 1, dated September 16, 2003, to Supplemental Indenture No. 2, dated as of September 10, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.4 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

4.15 Supplemental Indenture No. 3, dated as of October 29, 2003, to Indenture for Senior Debt Securities, dated as of September 6, 2002, between the Company and Fifth Third Bank (filed with the Commission as Exhibit 4.1 to the Company's Form 8-K filed October 30, 2003, and incorporated herein by reference thereto).

4.16 Form of Indenture for Senior Subordinated Debt Securities (filed with the Commission as Exhibit 4.9 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

4.17 Form of Indenture for Junior Subordinated Debt Securities (filed with the Commission as Exhibit 4.10 to the Company's Form S-3 (File No. 333-73936) filed November 21, 2001, and incorporated herein by reference thereto).

10.1 Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Warburg LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed August 30, 2002, and incorporated herein by reference thereto).

10.2 Amendment No. 1, dated May 15, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Warburg LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

10.3 Amendment No. 2, dated August 26, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed September 24, 2003, and incorporated herein by reference thereto).

10.4 Amendment No. 3, dated December 19, 2003, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent.

10.5 Supplement, dated January 30, 2004, to Amended and Restated Loan Agreement, dated August 23, 2002, by and among Health Care REIT, Inc. and certain of its subsidiaries, the banks signatory thereto, KeyBank National Association, as administrative agent, Deutsche Bank Securities Inc., as syndication agent, and UBS Securities LLC, as documentation agent.

10.6 Credit Agreement by and among Health Care REIT, Inc. and certain subsidiaries, Bank United and other lenders party thereto, dated as of February 24, 1999 (filed with the Commission as Exhibit 10.7 to the Company's Form 10-K filed March 26, 2001, and incorporated herein by reference thereto).

10.7 Amendment No. 1, dated April 5, 1999, to Credit Agreement by and among Health Care REIT, Inc. and certain subsidiaries, Bank United and other lenders party thereto, dated as of February 24, 1999 (filed with the Commission as Exhibit 10.10 to the Company's Form 10-K filed March 26, 2001, and incorporated herein by reference thereto).

10.8 Credit Agreement by and between Health Care REIT, Inc. and Fifth Third Bank, dated as of May 31, 2003 (filed with the Commission as Exhibit 10.1 to the Company's Form 8-K filed June 13, 2003, and incorporated herein by reference thereto).

10.9 The 1985 Incentive Stock Option Plan of Health Care REIT, Inc., and the First Amendment to the 1985 Incentive Stock Option Plan (filed with the Commission as Exhibit 4(b) to the Company's Form S-8 (File No. 33-46561) filed March 20, 1992, and incorporated herein by reference thereto).*

10.10 Second Amendment to the 1985 Incentive Stock Option Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-01237) filed February 27, 1996, and incorporated herein by reference thereto).*

10.11 Third Amendment to the 1985 Incentive Stock Option Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.4 to the Company's Form S-8 (File No. 333-01237) filed with the Commission February 27, 1996, and incorporated herein by reference thereto).*

10.12 The 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Appendix II to the Company's Proxy Statement for the 1995 Annual Meeting of Stockholders, filed September 29, 1995, and incorporated herein by reference thereto).*

10.13 First Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.2 to the Company's Form S-8 (File No. 333-40771) filed November 21, 1997, and incorporated herein by reference thereto).*

10.14 Second Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc. (filed with the Commission as Exhibit 4.3 to the Company's Form S-8 (File No. 333-73916) filed November 21, 2001, and incorporated herein by reference thereto).*

10.15 Third Amendment to the 1995 Stock Incentive Plan of Health Care REIT, Inc.*

10.16 Stock Plan for Non-Employee Directors of Health Care REIT, Inc. (filed with the Commission as Exhibit 10.5 to the Company's Form 10-Q filed May 13, 1997, and incorporated herein by reference thereto).*

10.17 Second Amended and Restated Employment Agreement, effective January 1, 2004 by and between Health Care REIT, Inc. and George L. Chapman.*

10.18 Second Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Raymond W. Braun.*

10.19 Second Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Erin C. Ibele.*

10.20 Amended and Restated Employment Agreement, effective January 1, 2004, by and between Health Care REIT, Inc. and Charles J. Herman, Jr.*

10.21 Employment Agreement, effective April 28, 2003, by and between Health Care REIT, Inc. and Scott A. Estes.*

10.22 Health Care REIT, Inc. Supplemental Executive Retirement Plan, effective as of January 1, 2001 (filed with the Commission as Exhibit 10.19 to the Company's Form 10-K filed March 10, 2003, and incorporated herein by reference thereto).*

10.23	Health Care REIT, Inc. Executive Loan Program, effective as of August 1999 (filed with the Commission as Exhibit 10.20 to the Company's Form 10-K filed March 10, 2003, and incorporated herein by reference thereto).*
14	Code of Business Conduct & Ethics.
21	Subsidiaries of the Company.
23	Consent of Ernst & Young LLP, independent auditors.
24	Powers of Attorney.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1	Certification pursuant to 18 U.S.C. Section 1350 by Chief Executive Officer.
32.2	Certification pursuant to 18 U.S.C. Section 1350 by Chief Financial Officer.

* Management Contract or Compensatory Plan or Arrangement.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, GEORGE L. CHAPMAN, certify that:

1. I have reviewed this annual report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ GEORGE L. CHAPMAN

George L. Chapman,
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, RAYMOND W. BRAUN, certify that:

1. I have reviewed this annual report on Form 10-K of Health Care REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ RAYMOND W. BRAUN

Raymond W. Braun,
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, George L. Chapman, the Chief Executive Officer of Health Care REIT, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GEORGE L. CHAPMAN

George L. Chapman
Chief Executive Officer
Dated: March 12, 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Raymond W. Braun, the Chief Financial Officer of Health Care REIT, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended December 31, 2003 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RAYMOND W. BRAUN

Raymond W. Braun
Chief Financial Officer
Dated: March 12, 2004

Board of Directors

William C. Ballard, Jr.
Age 63
Of Counsel
Greenebaum Doll & McDonald PLLC
[illegible], Kentucky

Pier C. Borra
Age 64
Chairman and Chief Executive Officer
[illegible] Health Services, Inc.
[illegible], Ohio

George L. Chapman
Age 56
Chairman and Chief Executive Officer
Health Care REIT, Inc.
Toledo, Ohio

Thomas J. DeRosa
Age 46
Vice Chairman and Chief Financial Officer
The Rouse Company
Columbia, Maryland

Jeffrey H. Donahue
Age 57
President and Chief Executive Officer
The Enterprise Social Investment Corporation
Columbia, Maryland

Peter J. Grua
Age 50
Managing Partner
HLM Venture Partners
Boston, Massachusetts

Sharon M. Oster
Age 55
Professor of Management and Entrepreneurship
Yale University School of Management
New Haven, Connecticut

Bruce G. Thompson
Age 74
President
[illegible] Toledo Corporation
[illegible], Ohio

R. Scott Trumbull
Age 55
Chairman and Chief Executive Officer
Franklin Electric Co., Inc.
Bluffton, Indiana

Committees of the Board

Audit Committee
DeRosa, Oster (Chair), Trumbull

Compensation Committee
Ballard, Borra (Chair), Donahue

Nominating/Corporate Governance Committee
Ballard (Chair), DeRosa, Grua

Executive Committee
Ballard, Chapman, Grua

Investment Committee
Ballard, Borra, Chapman, DeRosa, Donahue, Grua, Oster, Thompson, Trumbull

Planning Committee
Ballard, Borra, Chapman, DeRosa, Donahue, Grua, Oster, Thompson, Trumbull

Stockholder Information

Officers

George L. Chapman
Chairman and Chief Executive Officer

Raymond W. Braun
President and Chief Financial Officer

Michael A. Crabtree
Treasurer

Scott A. Estes
Vice President - Finance

Charles J. Herman, Jr.
Vice President - Operations

Erin C. Ibele
Vice President and Corporate Secretary

J. Michael Stephen
Vice President - Marketing

General Offices

Health Care REIT, Inc.
One SeaGate, Suite 1500
P.O. Box 1475
Toledo, Ohio 43603-1475
419/247-2800
419/247-2826 Fax
www.hcreit.com

Legal Counsel

Shumaker, Loop & Kendrick, LLP
Toledo, Ohio

Independent Auditors

Ernst & Young LLP
Toledo, Ohio

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
[illegible]/216-7206
www.melloninvestor.com

Dividend Reinvestment Administrator

Mellon Bank, N.A.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
[illegible]/216-7206
www.melloninvestor.com

Investor Information

Current and prospective investors can access the Annual Report, Proxy Statement, SEC filings, earnings announcements and other press releases on our Web site at www.hcreit.com, or by e-mail request to info@hcreit.com.

Annual Meeting

The Annual Meeting of Stockholders will be held on May 6, 2004 in the Auditorium of One SeaGate, Toledo, Ohio.

Exchange Listing

New York Stock Exchange
Trading Symbol: HCN

Member

National Association of Real Estate Investment Trusts, Inc.

Health Care REIT, Inc.

One SeaGate
Suite 1500
P.O. Box 1475
Toledo, Ohio 43603-1475

419.247.2800
419.247.2826 Fax

www.hcreit.com

